Exhibit 2.1

EXECUTION VERSION

ASSET PURCHASE AGREEMENT

by and between

SERES THERAPEUTICS, INC.,

as Seller,

and

SociÉtÉ des Produits NestlÉ S.A.,

as Purchaser

Dated as of August 5, 2024

i

(continued)

(continued)

Exhibits and Annexes

Exhibit A-1	Form of Support Agreement for Directors and Officers
Exhibit A-2	Form of Support Agreement for Flagship
Exhibit B	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit C	Form of Assignment and Assumption of Lease
Exhibit D	Form of Cross-License Agreement
Exhibit E	Form of Patent Assignment Agreement
Exhibit F	Form of Trademark Assignment Agreement
Exhibit G	Form of ROW License Termination Agreement

(continued)

Page

Exhibit H	Form of Transition Services Agreement
Exhibit I	Form of US License Termination Agreement
Exhibit J	Statement of Intercompany Accounts
Exhibit K	Form of Employee Support Agreement
Exhibit L	Form of Securities Purchase Agreement

Annex A	Acquired IP
Annex B	FTE Rate
Annex C	Form of Milestone Report
Annex D	Form of Initial Budget
Annex E	Form of Inventory Statement

ASSET PURCHASE AGREEMENT

This ASSET PURCHASE AGREEMENT (this “Agreement”), is made as of August 5, 2024, by and between Seres Therapeutics, Inc., a corporation organized and existing under the laws of Delaware, having an office located at 101 Cambridge Park Drive, Cambridge, MA 02140, USA (“Seller”) and Société des Produits Nestlé S.A., a société anonyme organized under the laws of Switzerland, having an office located at Avenue Nestlé 55, 1800 Vevey, Switzerland (“Purchaser”). Each of Seller and Purchaser may be referred to, individually, as a “Party” or, collectively, as the “Parties.”

WHEREAS, Seller owns or controls certain patents, know-how and other intellectual property relating to the Product;

WHEREAS, Seller and Purchaser (as successor to Nestec Ltd.) are parties to that certain Collaboration and License Agreement, dated January 9, 2016 (the “ROW License Agreement”), pursuant to which Seller has granted to Purchaser certain exclusive rights and licenses for the exploitation of the Product outside of the United States and Canada;

WHEREAS, Seller and NHSc Rx License GmbH (as successor to NHSc Pharma Partners), an Affiliate of Purchaser, are parties to that certain License Agreement, dated July 1, 2021 (the “US License Agreement” and, together with the ROW License Agreement, the “Existing Agreements”), pursuant to which Seller, among other things, has granted to NHSc Rx License GmbH certain co-exclusive rights and licenses with respect to the Commercialization of the Product in the United States and Canada;

WHEREAS, Purchaser desires to purchase and acquire from Seller and certain of its Affiliates assets related to the Exploitation of the Product worldwide, which may under the DGCL (defined below), constitute substantially all of the assets of Seller (the “Asset Sale”) and assume certain corresponding liabilities from Seller and its Affiliates upon the terms and subject to the conditions set forth herein;

WHEREAS, the Board of Directors of Seller (the “Board”) has unanimously (a) determined that this Agreement, the Ancillary Agreements, the Asset Sale and the transactions contemplated hereby and thereby (collectively, the “Transactions”) are fair and in the best interest of Seller and its stockholders and declared it advisable to enter into this Agreement with Purchaser, and (b) adopted resolutions approving this Agreement, the Ancillary Agreements, the Asset Sale and the Transactions and recommending to the stockholders of Seller to vote in favor of the adoption of a resolution approving the Asset Sale pursuant to, and on the terms and conditions set forth in this Agreement at a meeting duly called and held pursuant to the DGCL (such recommendation by the Board, the “Board Recommendation”); and

WHEREAS, concurrently with the execution of this Agreement and as a condition and inducement to Purchaser’s willingness to enter into this Agreement, the officers and directors and stockholders of Seller listed on Schedule 1.1(a) of the Seller Disclosure Letter (defined below) have entered into Support Agreements, dated and effective as of the date hereof, in substantially the form set out in Exhibit A-1 and Exhibit A-2, respectively (the “Support Agreement”), pursuant to which such officers, directors and stockholders, subject to the terms and conditions thereof, have agreed to vote all of their shares of Seller’s capital stock held by them in favor the Transactions, including the Asset Sale.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the Parties, intending to be legally bound hereby, do agree as follows:

Article 1
definitions and construction

1.1  Definitions. For purposes of this Agreement, the following terms shall have the meanings designated to them under this Article 1, unless otherwise specifically indicated:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 6.17(b).

“Accounts Payable” means all accounts payable, notes payable and other indebtedness due and owed by any of Seller or its Affiliates to any Third Party arising from, or owed in connection with, the Exploitation of the Product by or on behalf of Seller or its Affiliates, determined as of 11:59 P.M. on the day preceding the Closing Date; provided that, for the avoidance of doubt, “Accounts Payable” shall not include any Tax payables.

“Accounts Receivable” means all accounts receivable, notes receivable and other indebtedness due and owed by any Third Party to Seller or its Affiliates arising from, or held in connection with, the Exploitation of the Product by or on behalf of Seller or any of its Affiliates, determined as of 11:59 P.M. on the day preceding the Closing Date; provided that, for the avoidance of doubt, “Accounts Receivable” shall not include any Tax receivables.

“Accounting Expert” has the meaning set forth in Section 3.8(d).

“Acquired Assets” has the meaning set forth in Section 2.1.

“Acquired Books and Records” means files (including all electronic data files and hard copies), documents, correspondence, lists, drawings and specifications, creative materials, marketing plans, studies (including market research and market data), clinical data (including all data and results obtained from the conduct the Ongoing Safety Study prior to and after the Closing Date), reports, and other printed or written materials (in whatever form or medium) primarily related to the Exploitation of the Product, the Acquired Assets or the Assumed Liabilities, including (a) financial books, records, statements or reports of Seller or its Affiliates, (b) legal analyses and assessments, legal opinions and other records relating to the prosecution of the Acquired IP, and (c) all books and records relating to reimbursement, contracting, managed market activities and pricing, except, in each case, to the extent included in the Acquired Marketing Records or the Acquired Regulatory Documentation, but excluding the Excluded Assets.

“Acquired Contracts” means the Contracts to which Seller or any of its Affiliates is bound that are primarily related to the Exploitation of the Product, including those listed on Schedule 1.1(b)-2 (Delayed Assignment Contracts) and Schedule 4.7(a)-1 (Acquired Contracts) of the Seller Disclosure Letter, but excluding the Excluded Contracts.

“Acquired Equipment” means all machinery, equipment, vehicles, and other items of tangible personal property and assets that are owned by Seller or its Affiliates, wherever located, in each case to the extent used primarily in the Exploitation of the Product, including the items identified on Schedule 1.1(b)-1 (Acquired Equipment) and Schedule 1.1(b)-3 (Delayed Transferring Assets) of the Seller Disclosure Letter, but excluding the Excluded Assets.

“Acquired Inventory” means all finished goods inventory of Product, together with any other inventory (including work-in-process, raw materials, active pharmaceutical ingredients and packaging supplies inventory), primarily related to the Product that is owned by Seller or its Affiliates as of the Closing, whether or not in the possession or control of Seller.

“Acquired IP” means the Intellectual Property set forth on Annex A and related Know-How and Trade Secrets primarily related to the Product. For the avoidance of doubt, the term “Acquired IP” includes only Intellectual Property listed on Annex A and related Know-How and Trade Secrets primarily related to the Product that in all cases are owned by Seller or its Affiliates, and does not include third-party Intellectual Property used by Seller or its Affiliates under license.

“Acquired Marketing Records” means all Marketing Records primarily related to the Exploitation of the Product that are owned by Seller or its Affiliates and in the possession or control of Seller or its Affiliates, to the extent transferable in compliance with applicable Laws or privacy policies; provided that, to the extent any Marketing Records contain information related to the Exploitation of products other than the Product, Seller may redact such information to the extent not related to the Exploitation of the Product.

“Acquired Regulatory Approvals” means the Regulatory Approvals held by Seller or any of its Affiliates primarily with respect to the Exploitation of the Product, including the Regulatory Approvals listed on Schedule 1.1(c) of the Seller Disclosure Letter, but excluding the Excluded Assets.

“Acquired Regulatory Documentation” means original documents or, to the extent original documents are not reasonably available, copies thereof, in any format in the possession or control of any of Seller or its Affiliates as of the Closing, of all Regulatory Documentation, including documentation evidencing all Acquired Regulatory Approvals.

“Acquisition Proposal” has the meaning set forth in Section 6.17(a).

“Action” means any action, claim, suit, litigation, proceeding, arbitration, mediation, audit, hearing, investigation or dispute.

“Adverse Event” means, with respect to the Product, any undesirable, untoward or noxious event or experience associated with the use, or occurring during or following the administration, of such Product in humans, occurring at any dose, related to or caused by such Product, including such an event or experience as occurs in the course of the use of such Product in professional practice, in a clinical trial, from overdose, whether accidental or intentional, from abuse, from withdrawal or from a failure of expected pharmacological or biological therapeutic action of such Product, and in each case, where such events or experiences would be required to be reported to the FDA pursuant to the pharmacovigilance plan submitted by Seller and accepted by the FDA in connection with the issuance of the Vowst BLA or under 21 C.F.R. sections 312.32, 314.80 or 600.80, as applicable, or to other Governmental Entities under corresponding applicable Law.

“Affiliate” means, as to any specified Person, any other Person which, directly or indirectly, controls, is controlled by, or is under common control with, such specified Person. For purposes of this definition, “control,” “controls,” “controlled by” or “under common control with” means the possession of the power to direct or cause the direction of management and policies of such Person, whether through direct or indirect ownership of voting securities or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Allocation” has the meaning set forth in Section 3.13.

“Allowable Expenses” means, with respect to the Product for any period, and without duplication, the following expenses that are incurred by Purchaser or any of its Affiliates and are directly attributable or reasonably allocable to certain Development activities, Commercialization activities, Medical Affairs Activities, Manufacturing activities or other relevant activities indicated below, for the Product in the Territory during such period:

(a)  Manufacturing Costs for the Product sold during such period;

(b)  Commercialization Costs;

(c)  Medical Affairs Activities Costs;

(d)  costs associated with recalls, corrective actions, market withdrawals, or similar actions, except to the extent such costs constitute Liabilities for which a Party or its Affiliate is required to indemnify the other Party or its Affiliate pursuant to Sections 9.2(a), 9.2(b)(i) or 9.2(b)(ii);

(e)  costs associated with pharmacovigilance activities (including maintaining the global safety database in respect of the Product);

(f)  REMS Costs;

(g)  Product Liability Losses arising out of Commercialization, Manufacturing or Medical Affairs Activities, except to the extent such Product Liability Losses constitute Liabilities for which a Party or its Affiliate is required to indemnify the other Party or its Affiliate pursuant to Sections 9.2(a), 9.2(b)(i) or 9.2(b)(ii);

(h)  Trademark Costs;

(i)  Regulatory Expenses (including the PDUFA Fee);

(j)  costs of insurance in respect of Commercialization activities or Medical Affairs Activities for the Product in the Territory, in each case, to the extent such costs are not taken into account in the calculation of Net Sales;

(k)  all (i) costs for Services (as defined in the Transition Services Agreement) denoted with “Yes” under the column titled “Allowable Expenses” in Schedule 1 of the Transition Services Agreement paid by Purchaser or its Affiliates under the Transition Services Agreement; provided, that, for the avoidance of doubt, (A) any costs for Services denoted with “No” under such column in Schedule 1 of the Transition Services Agreement shall not constitute an Allowable Expense and (B) any costs for Services denoted with “Item is capitalizable in inventory and will run through the P&L as COGS when the finished unit is shipped/sold” under such column in Schedule 1 of the Transition Services Agreement shall constitute Allowable Expenses to the extent such costs are reflected in Costs of Goods Sold and (ii) the costs and expenses incurred to obtain any Required Consent (as defined in the Transition Services Agreement) required by Seller in connection with its performance of the Services under the Transition Services Agreement;

(l)  the costs of conducting a technology transfer with respect to PRMS (as defined in the Transition Services Agreement) pursuant to Section 1.09 (Technology Transfer) of the Transition Services Agreement, whether related to Product sold during or after such period, which costs will be deemed to be period expenses (in the period when incurred during the Profit Sharing Period) and, accordingly, not costs which are capitalized as part of a Product cost; and

(m)  the Liabilities due and payable or arising under the Waltham Lease with respect to the Profit Sharing Period (other than the Retained Waltham Rent), including costs and expenses associated with payments to third parties or otherwise incurred in connection with the Waltham Lease that are related to the Exploitation of the Product and are consistent with the types of costs and expenses incurred in connection with the Waltham Lease prior to the date hereof, in each case, whether related to Product sold during or after such period (the “Waltham Allowable Costs”), which Liabilities will be deemed to be period expenses (in the period when incurred during the Profit Sharing Period) and, accordingly, not Liabilities which are capitalized as part of a Product cost.

If any cost or expense is directly attributable or reasonably allocable to more than one activity, such cost or expense shall only be counted as an Allowable Expense with respect to one of such activities. For the avoidance of doubt, the MSK Costs, the Ongoing Safety Study Expenses and the Retained Waltham Rent shall be excluded from Allowable Expenses and, during the Profit Sharing Period, Seller will reimburse Purchaser for the MSK Costs, the Ongoing Safety Study Expenses and the Retained Waltham Rent within thirty (30) days following Purchaser’s delivery of an invoice therefor which provides in reasonable detail demonstrating such costs paid for by Purchaser. For the avoidance of doubt, Allowable Expenses shall not include any costs and expenses incurred (including, without limitation, fees of attorneys, accountants and other third party advisors) by the Parties in connection with the negotiation, preparation, execution and delivery of this Agreement or the Ancillary Agreements or the Bacthera Milestone Payment or any payments made under the Bacthera Termination Agreement. For the avoidance of doubt, any amortization or step up in basis of the Acquired Assets recorded by Purchaser related to purchase price accounting for the Transactions shall be excluded from Allowable Expenses.

“Alternative Acquisition Agreement” has the meaning set forth in Section 6.17(d).

“Ancillary Agreements” means, collectively, the Bill of Sale, Assignment and Assumption Agreements, the Assignment and Assumption of Lease, the Cross-License Agreement, the Purchaser FDA Letters, the Seller FDA Letters, the Seller Disclosure Letter, the Transition Services Agreement, the Employee Support Agreement, the Patent Assignment Agreement, the Trademark Assignment Agreement, the ROW License Termination Agreement, the US License Termination Agreement and the Quality Agreement (as defined in the Transition Services Agreement).

“API” means active pharmaceutical ingredient.

“Asset Sale” has the meaning set forth in the Recitals.

“Assignment and Assumption of Lease” means one or more assignment and assumption agreements, to be dated and effective as of the Closing Date, between Seller and/or its Affiliates, on one hand, and Purchaser and/or its designated Affiliates, on the other hand, for the assignment to Purchaser or its designated Affiliates of Seller’s or any of its Affiliates’ rights in, to and under any Real Property Lease, and the assumption by Purchaser or its designated Affiliates of the Assumed Liabilities related thereto, each substantially in the form of Exhibit C.

“Assumed Liabilities” has the meaning set forth in Section 2.3.

“Bacthera” means BacThera AG.

“Bacthera Agreement” means the Long Term Manufacturing Agreement, effective as of November 8, 2021, by and between Seller and Bacthera, as amended on December 14, 2022 and from time to time.

“Bacthera Milestone Payment” has the meaning set forth in Section 2.3(c).

“Bacthera Termination Agreement” means the Termination of Manufacturing Agreement, entered into on or about the date hereof, by and among Seller, Purchaser and Bacthera, pursuant to which the parties thereto agreed to terminate the Bacthera Agreement subject to the terms and conditions thereof.

“Basket” has the meaning set forth in Section 9.3(a).

“Bill of Sale, Assignment and Assumption Agreement” means one or more bill of sale, assignment and assumption agreements, to be dated and effective as of the Closing Date, between Seller and/or its Affiliates, on one hand, and Purchaser and/or its designated Affiliates, on the other hand, (a) for the assignment to Purchaser or its designated Affiliates of Seller’s or any of its Affiliates’ rights in, to and under the Acquired Contracts and the other intangible Acquired Assets, and the assumption by Purchaser or its designated Affiliates of the Assumed Liabilities, and/or (b) for the conveyance of the tangible Acquired Assets, each substantially in the form of Exhibit B.

“BLA” means in the United States, a Biologics License Application, as defined in the United States Public Health Service Act (42 U.S.C. § 262), and applicable regulations promulgated thereunder by the FDA, or any equivalent application that replaces such application, or any corresponding foreign application in the Territory.

“BLA Transfer Date” has the meaning set forth in Section 6.7(b).

“Board” has the meaning set forth in the Recitals.

“Board Recommendation” has the meaning set forth in the Recitals.

“Budget” means a non-binding estimated forecast of the projected Net Sales, costs and expenses proposed to be included as Allowable Expenses, Ongoing Safety Study Expenses and MSK Costs, if any, to be provided pursuant to Section 3.5(c) for the periods contemplated by Section 3.5(c), in each case, in substantially the form attached hereto as Annex D; provided that Subsequent Quarter Budgets shall only set out the level of details indicated as being provided for “quarterly budget refreshes” in Annex D.

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in New York, New York.

“Business Information” has the meaning set forth in Section 6.7(d).

“Calendar Quarter” means each successive period of three (3) calendar months commencing on January 1, April 1, July 1 and October 1, except that the first Calendar Quarter under this Agreement shall commence on the Closing Date and end on the day immediately prior to the first to occur of January 1, April 1, July 1 or October 1 after the date hereof.

“Calendar Year” means each successive period of twelve (12) calendar months commencing on January 1 and ending on December 31, except that the first Calendar Year under this Agreement shall commence on the Closing Date and end on December 31 of the year in which the Closing Date occurs.

“CDI” has meaning as set forth in the definition of rCDI set forth in this Section 1.1.

“Change” means a material event, occurrence or fact first occurring or arising after the date hereof.

“Change in Recommendation” has the meaning set forth in Section 6.17(d).

“Claim” has the meaning set forth in Section 9.5.

“Closing” means the meaning set forth in Section 3.2.

“Closing Date” has the meaning set forth in Section 3.2.

“Closing Date Payment” has the meaning set forth in Section 3.1(a).

“CMC” means chemistry, manufacturing and controls.

“Code” means the U.S. Internal Revenue Code of 1986, as amended.

“Commercialization” means any and all activities directed to the preparation for sale of, offering for sale of, or sale of the Product, including activities related to registering, launching, marketing, promoting, distributing, detailing, booking of sales, importing, pricing, reimbursement, Market Access, HEOR Activities, and advertising the Product, and interacting with Regulatory Authorities regarding any of the foregoing, but excluding any activities relating to Development, Manufacturing or Medical Affairs Activities. When used as a verb, “to Commercialize” and “Commercializing” means to engage in Commercialization, and “Commercialized” has a corresponding meaning.

“Commercialization Costs” means, with respect to the Product, the FTE Costs and Out-of-Pocket Costs that are incurred by Purchaser or any of its Affiliates that are directly attributable or reasonably allocable to the Commercialization of the Product in the Territory, including detailing costs, sales and marketing costs, distribution costs and other costs incurred by Purchaser and/or its Affiliates, patient assistance program costs, health and economic outcomes research costs, Market Access and market research costs (including costs for data purchases from Third Parties and for data analytics), and sales force training and operational expenses (except for general sales representative training expenses not specific to the Product). For the avoidance of doubt, Commercialization Costs shall exclude (a) Manufacturing Costs, (b) Medical Affairs Activities and (c) Regulatory Expenses incurred with respect to the Product.

“Competition Laws” means the HSR Act, the Sherman Antitrust Act of 1890, as amended, the Federal Trade Commission Act, as amended, and the Clayton Act of 1914, as amended, and other similar Laws of any jurisdiction.

“Consent” means any and all notices to, consents, approvals, clearances, ratifications, permissions, authorizations or waivers from Third Parties, including from any Governmental Entity.

“Contract” means any agreement, contract, subcontract, settlement, lease (whether for real or personal property), confidentiality agreement or license, whether written or oral, to which Seller or its Affiliate is a party or by which any of the Acquired Assets are bound.

“Control” (including any variations such as “Controlled” and “Controlling”) means, with respect to any Intellectual Property Rights, material or document, the legal authority or right (whether by ownership, license or otherwise) of a Party to transfer such Intellectual Property Rights, or grant a license or a sublicense of or under such Intellectual Property Rights, or to provide or provide access to such material or document, to the other Party without breaching the terms of any agreement with a Third Party existing at the time such Party would be required hereunder to grant the other Party such license, sublicense, or access.

“Copyrights” has the meaning set forth in the definition of Intellectual Property set forth in this Section 1.1.

“Cost of Goods Sold” means, with respect to the Product, the consolidated cost incurred by Purchaser or any of its Affiliates in Manufacturing the Product (including activities related to quality control, packaging and labeling, failed batches and expired materials, and including activities related to the supply of raw materials or intermediates) and calculated in accordance with GAAP, in bulk, vialed or finished product form as the case may be, including: (a) to the extent that the Product is Manufactured by one or more Third Party contractors, (i) the actual Out-of-Pocket Costs actually accrued or incurred by Purchaser or its Affiliate to pay such Third Party contractors for the Manufacture thereof plus (ii) to the extent directly attributable or reasonably allocable to the Product, the FTE Costs incurred to engage with and oversee such Third Party contractor (excluding, for purposes of this subclause (a) actual costs associated with the technology transfer to such Third Party contractor to enable Manufacturing (which shall be an Allowable Expense pursuant to subclause (l) of such definition) and any upfront and milestone based payments and startup costs associated therewith); and (b) to the extent that the Product is Manufactured by Purchaser or its Affiliate, material costs, including items such as yield, waste levels and failed lot charges, FTE Costs of direct labor, and any applicable overhead (e.g. depreciation, supervisory, occupancy, facility and equipment), and such other costs allocable to the Product, including inventory write-offs, incurred by Purchaser or its applicable Affiliate.

“Court Order” means any judgment, decision, decree, consent decree, writ, injunction, ruling or order of any Governmental Entity that is binding on any Person or its property under applicable Laws.

“Cross-License Agreement” means the License Agreement, to be dated and effective on the Closing Date by and between Purchaser and Seller, substantially in the form of Exhibit D.

“Damages” means any and all damages, judgments, awards, Liabilities, losses, obligations, deficiencies, assessments, payments (including those arising out of any settlement or Court Order relating to any Claim), penalties, claims of any kind or nature, fines and costs and expenses, including costs of mitigation and reasonable attorneys’ and accountants’ fees and disbursements, in each case, whether or not arising out of a Third Party Claim; provided, that, “Damages” shall exclude any punitive, special, incidental, indirect or similar damages (including damages for lost profits, damages based on a multiple of earnings, diminution in value or other metrics) or other damages that are not a reasonably foreseeable consequence of the applicable breach, except to the extent such damages are awarded by a Court Order and payable to a third party in connection with a Third Party Claim.

“Data” means any and all research data, pharmacology data, preclinical data, clinical data, including in each case raw data, as well as marketing, Market Access, pharmacovigilance, and other data directly related to the Product, in each case to the extent that such data are Controlled by a Party or its Affiliates.

“Data Processing Contract” means any applicable contractual obligation with respect to the Product or the Acquired Assets concerning data privacy and security relating to Personal Information in the possession or control of Seller or maintained by Third Parties having access to such information under Contracts to which Seller is a party.

“Data Protection Law” means any Law applicable to the collection or other or Processing of Data, data privacy, data security, data protection, data transfer or cross-border data flow of Personal Information.

“Data Room” means the electronic data room, as constituted as of the Closing Date, containing documents and materials relating to the Acquired Assets.

“Delayed Assignment Contracts” means such Contracts set forth on Schedule 1.1(b)-2 (Delayed Assignment Contracts) of the Seller Disclosure Letter.

“Delayed Assignment Contracts Transfer Date” has the meaning set forth on Section 6.24(a).

“Delayed Transferring Assets” means such equipment and assets set forth on Schedule 1.1(b)-3 (Delayed Transferring Assets) of the Seller Disclosure Letter.

“Determination Notice” has the meaning set forth in Section 6.17(e)(i).

“Development” or “Develop” means non-clinical and clinical drug development activities reasonably related to the development and submission of information to a Regulatory Authority or otherwise related to the research, identification, testing and validation of a therapeutic agent, including, without limitation, toxicology, pharmacology and other discovery and pre-clinical efforts, test method development and stability testing, manufacturing process and CMC development and scale-up, life cycle management, formulation development, delivery system development, quality assurance and quality control development, statistical analysis, clinical trials (including, without limitation, pre- and post-approval studies), and all other activities necessary or reasonably useful for or otherwise requested or required by a Regulatory Authority as a condition to or in support of obtaining or maintaining a Regulatory Approval.

“DGCL” means the Delaware General Corporation Law, as amended.

“Dispute Notice” has the meaning set forth in Section 3.8(d).

“Disputed Item” has the meaning set forth in Section 3.8(d).

“Eligible Insurance Proceeds” has the meaning set forth in Section 9.3(b).

“Employee on Disability Leave” has the meaning set forth in Section 6.12(a).

“Employee Support Agreement” means that certain Employee Support Agreement to be entered into by and between Seller or its Affiliate and Purchaser or its designated Affiliates, substantially in the form set forth on Exhibit K attached hereto.

“Employee Transfer Date” means the last day of the “Employee TSA Period” as such term is defined in the Employee Support Agreement.

“Employees” has the meaning set forth in Section 4.11(a).

“Encumbrance” means any lien, mortgage, security interest, pledge, easement or similar encumbrance.

“Equity Financing Documents” means that certain Securities Purchase Agreement to be entered into by and between Seller and Purchaser, substantially in the form set forth on Exhibit L attached hereto.

“Equity Financing Transaction” means such transaction(s) as contemplated by the Equity Financing Documents.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, including the rules and regulations promulgated thereto.

“ERISA Affiliate” means, with respect to any Person, any corporation, trade or business which, together with such Person, is a member of a controlled group of corporations or a group of trades or businesses under common control within the meaning of section 414 of the Code.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in Section 2.2.

“Excluded Contracts” has the meaning set forth in Section 2.2(f).

“Excluded Employee Liabilities” has the meaning set forth in Section 2.4(j).

“Excluded Liabilities” has the meaning set forth in Section 2.4.

“Existing Agreements” has the meaning set forth in the Recitals.

“Exploit,” and related terms such as “Exploitation”, means to make, have made, import, export, use, sell or offer for sale, including to Develop, Commercialize, Manufacture and have Manufactured.

“FD&C Act” means the United States Food, Drug and Cosmetic Act (21 U.S.C. § 301 et seq.), as amended, together with any rules and regulations promulgated thereunder.

“FDA” means the U.S. Food and Drug Administration, or any successor entity thereto.

“Field” means the treatment of CDI and rCDI and associated complications.

“Final Allocation” has the meaning set forth in Section 3.13.

“Financial Information” has the meaning set forth in Section 4.4(a).

“First Sales Milestone” has the meaning set forth in Section 3.4(a).

“Flagship” means Flagship Pioneering Inc. and/or its affiliates, as stockholders of Seller.

“Former Employee” means any employee of Seller or any of its Affiliates whose employment therewith terminated prior to the Closing Date.

“Forward-Looking Statements” has the meaning set forth in Section 5.6(c).

“Fraud” means actual fraud that is committed by making an intentionally or willfully deceptive misrepresentation of a fact in respect of the representations and warranties set forth in this Agreement or any certificate delivered in connection herewith, as applicable, and upon which the Party claiming fraud has reasonably relied.

“FTE” means a commitment of time and effort to constitute a full-time equivalent person, consisting of 1880 hours per year (i.e., one fully committed person or multiple partially committed persons aggregating to one (1) full time person) with appropriate capabilities and seniority employed by Purchaser or its Affiliates assigned to directly perform specified activities with respect to the Ongoing Safety Study, the Manufacture of the Product, regulatory activities, implementing risk evaluation and mitigation strategies, Commercialization or Medical Affairs Activities of the Product, or any other activities specified under this Agreement, as applicable, pursuant to this Agreement.

“FTE Costs” means the product of: (a) that number of FTEs (proportionately, on a per-FTE basis) used by Purchaser or its Affiliates in directly performing activities with respect to the Ongoing Safety Study, the Manufacture of the Product, regulatory activities, implementing risk evaluation and mitigation strategies, Commercialization or Medical Affairs Activities of the Product, or any other activities specified under this Agreement (without duplication), as applicable, multiplied by (b) the applicable FTE Rate. For clarity, FTE Costs do not include items included in the determination of the Out-of-Pocket Costs.

“FTE Rate” means an annual rate per FTE as set forth on Annex B, which may be prorated on a daily or hourly basis as necessary and as may be adjusted from time to time by mutual agreement of the Parties.

“Fundamental Representations” means, with respect to Seller, the representations in Sections 4.1, 4.2(a), 4.2(b), 4.2(c)(i), 4.3 and 4.18, and, with respect to Purchaser, the representations in Sections 5.1, 5.2(a), 5.2(b) and 5.5.

“Funds Flow Memorandum” has the meaning set forth in Section 3.1(a).

“GAAP” means the generally accepted accounting principles in the United States.

“Good Clinical Practices” or “GCP” means the requirements for the design, conduct, performance, monitoring, auditing, recording, analysis, and reporting of clinical trials, protection of human subjects, financial disclosure by clinical investigators, and institutional review boards, including as promulgated by the FDA at 21 C.F.R. Parts 50, 54, 56 and 312, or any other equivalent Laws in the Territory.

“Good Laboratory Practices” or “GLP” means the then-current good laboratory practice standards promulgated by the FDA and codified at 21 C.F.R. Part 58, or any other equivalent Laws in the Territory.

“Good Manufacturing Practices” or “GMP” means the regulations governing the manufacturing of fine chemicals, API, intermediates, bulk products or finished pharmaceutical products set forth in 21 U.S.C. 351(a)(2)(B) and in FDA regulations at 21 C.F.R. Parts 210, 211 and 600, or any other equivalent Laws in the Territory.

“Governmental Entity” means any national, supranational, international, federal, state, local, provincial or other governmental, regulatory or administrative authority, agency or commission or any court, tribunal, commission, board or judicial or arbitral body of competent jurisdiction.

“Health Care Laws” means, GMP, GLP, GCP, and further includes: (a) the FD&C Act; (b) 21 C.F.R. Parts 11, 50, 54, 56, 58, 312, and 812; (c) Medicare (Title XVIII of the Social Security Act) and Medicaid (Title XIX of the Social Security Act); (d) the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)); (e) the Anti-Inducement Law (42 U.S.C. § 1320a-7a(a)(5)); (f) the civil False Claims Act (31 U.S.C. §§ 3729 et seq.); (g) the administrative False Claims Law (42 U.S.C. § 1320a-7b(a)); (h) the exclusion Laws (42 U.S.C. § 1320a-7); and (i) any other Laws governing the design, development, testing, processing, handling, storing or licensing of the Acquired Assets, as applicable, or that is related to remuneration (including ownership) to or by physicians or other health care providers (including kickbacks) or the disclosure or reporting of the same, record-keeping, referrals, the hiring of employees or acquisition of services or supplies from those who have been excluded from government health care programs, quality, safety, licensure, accreditation or any other material aspect of providing health care products or services.

“Healthcare Reform Laws” means the Patient Protection and Affordable Care Act, Pub. L. No. 111-148, the Health Care and Education Reconciliation Act of 2010, Pub. L. No. 111-152, and the regulations issued thereunder.

“HEOR” has the meaning as set forth in the definition of HEOR Activities set forth in this Section 1.1.

“HEOR Activities” means evidence generation and dissemination in support of pricing and reimbursement or establishment of the value proposition of the Product or other activities applying the results of health economics and outcomes research (“HEOR”) (e.g., clinical outcome assessment development and validation or use of HEOR-related endpoints in clinical studies or real world evidence generation); provided, that for the avoidance of doubt, no costs related to any clinical studies shall be borne by Seller, during the Profit Sharing Period or otherwise under this Agreement, other than the Ongoing Safety Study Expenses.

“HSR Act” means U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Identified Employees” has the meaning set forth in Section 4.11(a).

“IFRS” means International Financial Reporting Standards as in effect from time to time.

“Improvements” has the meaning set forth in Section 4.14(c).

“Indebtedness” means, with respect to any Person, without duplication, (a) all indebtedness of such Person for borrowed money, loans, or advances, (b) all indebtedness for the deferred purchase price of properties, assets, or services (including all earn-out obligations), (c) all obligations evidenced by notes, bonds, debentures, or other similar instruments, (d) all indebtedness created or arising under any conditional sale or other title retention agreement, (e) all reimbursement, payment, or similar obligations, contingent or otherwise, under any banker’s acceptance, letter of credit, or similar facility, (f) all obligations under surety bonds and performance bonds, (g) all obligations under any interest rate, currency, or other derivative, hedging, swap, or similar instrument, and (h) all Liabilities of any other Person described in clauses (a) through (g) above that such Person has, directly or indirectly, guaranteed or assumed, or that is otherwise its legal obligation.

“Indemnified Parties” has the meaning set forth in Section 9.2(b).

“Indemnifying Party” has the meaning set forth in Section 9.5.

“Initial Budget” has the meaning set forth in Section 3.5(c).

“Installment Payments” has the meaning set forth in Section 3.1(b).

“Intellectual Property” means all U.S. and foreign (a) Patents, (b) trademarks, service marks, trade dress, trade names, logo, insignia, symbol, design, or combinations thereof, whether registered or unregistered, together with any registrations and applications for registration thereof and goodwill associated therewith, (c) domain name registrations (clauses (b) and (c), collectively, “Trademarks”), (d) copyrights and database rights, whether registered or unregistered (“Copyrights”), (e) confidential information meeting the definition of a trade secret under the Uniform Trade Secrets Act (collectively, “Trade Secrets”), and (f) inventions, discoveries, data, information, processes, methods, techniques, materials (including any chemical or biological materials), technologies, results, cell lines, compounds, probes, sequences or other know-how or other confidential information, whether or not patentable (collectively, “Know-How”).

“Intellectual Property Rights” means all Patents, Trade Secrets, Copyrights, Trademarks, moral rights, Know-How and any and all other intellectual property or proprietary rights now known or hereafter recognized in any jurisdiction.

“Intervening Event” means a Change that is material to Seller and the Exploitation of the Product, taken as a whole, which was not known by, or if known, the effect of which was not reasonably foreseeable by, the Board as of or prior to the date hereof (which Change does not relate to and does not include an Acquisition Proposal or a Superior Proposal), and which becomes known to the Board prior to the Stockholder Approval; provided, however, that none of the following shall constitute, be deemed to contribute to or otherwise be taken into account in determining whether there has been a Intervening Event: (a) any Change in GAAP, IFRS or in any applicable Law; (b) any Change that is the result of factors generally affecting the industries in which Seller operates, in the geographic markets in which it operates or where its products (including the Product) or services are sold or sourced (as applicable); (c) any changes in the market price or trading volume of Seller’s common stock, in and of itself; (d) the fact that, in and of itself, Seller or any of its subsidiaries exceeds any internal or published projections, forecasts, estimates or predictions in respect of revenues, earnings or other financial or operating metrics for any period ending after the date of this Agreement (it being understood that the underlying facts giving rise or contributing to events described in clauses (c) and (d) may be taken into account in determining whether there has been an Intervening Event if such facts are not otherwise excluded under this definition); (e) any regulatory or clinical Changes relating to any product(s) of Seller other than the Product (including (i) any regulatory actions, requests, recommendations or decisions of any Governmental Entity relating to such product or any other regulatory or clinical development relating to such product, and (ii) any clinical trials, studies, tests or results or announcements thereof with respect to such product); and (f) any refinancing of Seller’s Liabilities under the Oaktree Credit Agreement, or any inquiry, proposal or offer from, or negotiations or discussions with, any Person with respect thereto.

“Key Personnel” has the meaning set forth in Section 6.7(d).

“Key Personnel Agreements” has the meaning set forth in Section 6.7(d).

“Know-How” has the meaning as set forth in the definition of Intellectual Property set forth in this Section 1.1.

“Law” means any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, Court Order, regulation, ruling, notice, treaty or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Entity.

“Leased Real Property” has the meaning set forth in Section 4.14(b).

“Liability” means any liability, indebtedness, obligation (including obligations relating to research, clinical studies, clinical trials and post-marketing commitment studies), commitment, expense, claim, deficiency, guaranty or endorsement of any type, whether accrued, absolute, consequential, contingent, matured, unmatured, liquidated, unliquidated, known or unknown.

“Licensee” means a Third Party that has been granted a right to sell, market, distribute and/or promote the Product in the Field and in the Territory by Purchaser or its Affiliates. As used in this Agreement, “Licensee” shall not include a wholesaler, distributor or reseller of the Product, to the extent that Purchaser or its Affiliate sells to such Person the Product and receives only supply price payments.

“Manufacture” and “Manufacturing” means all activities related to the production, manufacture, processing, filling, finishing, packaging, labeling, and shipping of a product or any intermediate thereof, including process qualification and validation, pre-clinical, clinical and commercial manufacture, product characterization, stability testing, and quality assurance and quality control.

“Manufacturing Costs” means, with respect to the Product, the Cost of Goods Sold therefor incurred by Purchaser and/or its Affiliates, and that are reasonably allocable to, the Manufacture of the Product used in connection with Purchaser’s or its Affiliates’ Development activities, for Commercialization in the Territory or that is provided as a sample free of charge in the Territory.

“Market Access” means any and all processes and activities conducted to establish, seek and maintain pricing and reimbursement for the Product, as well as country level, state, regional and local payor processes and activities to obtain and maintain local and regional patient access for the Product, including price setting, national mandatory rebate negotiations with applicable Governmental Entities, preparing reimbursement and economic dossiers, and policy-related activities associated with any of the foregoing.

“Marketing Records,” with respect to the Product, means all advertising, marketing, market research, market data, sales and promotional materials, pricing lists, consulting deliverables and other related literature, catalogs and materials (including customer lists), in each case with respect to the Product.

“Material Adverse Effect” means any event, occurrence, effect, matter, change, development or state of facts that is materially adverse to (a) the Product, the Acquired Assets and the Assumed Liabilities, taken as a whole, or (b) Seller’s or its Affiliate’s ability to consummate the Transactions; provided, however, that, in determining whether a Material Adverse Effect has occurred, there shall be excluded from this definition any event, occurrence, effect, matter, change, development or state of facts that results from (i) changes or conditions affecting the industries in which the Product is Exploited or the economy, in each case, in any territory in which the Product is Exploited, (ii) any change in Law or in GAAP or IFRS (in any territory in which the Product is Exploited), or in the interpretation of any of the foregoing, (iii) conditions arising out of acts of terrorism, war conditions, natural disasters or other force majeure events, (iv) declining sales of the Product (including due to competition) or the failure to meet projections, forecasts, estimates or budgets with respect to the Product (for the avoidance of doubt, any underlying cause for any such failure shall not be excluded by this clause (iv)), (v) the announcement or pendency of the transactions contemplated by this Agreement or any action required to be taken by Seller or any of its Affiliates pursuant to the terms of this Agreement or any action taken by Seller or any of its Affiliates with Purchaser’s written consent, (vi) the failure to take any action that Seller or any of its Affiliates have requested the consent of Purchaser to take and which Purchaser did not grant its consent with respect thereto, (vii) any action by Seller or its Affiliates which Purchaser has expressly requested be taken or (viii) any acts or omissions of Purchaser or any of its Affiliates; except, in the cases of clauses (i), (ii), (iii) and (iv) only, to the extent Seller, the Product, the Acquired Assets or the Assumed Liabilities is disproportionately affected by such effect as compared to other similarly situated Persons as Seller operating in the industries in which the Product is Exploited.

“Medical Affairs Activities” means design, strategies, oversight and implementation of activities designed to ensure or improve appropriate medical use of, conduct medical education in respect of the Product, including activities of medical liaisons, grants to support continuing independent medical education (including independent symposia, and congresses), and development, publication and dissemination of scientific and clinical information in support of an approved indication for the Product, as well as medical information services (and the content thereof) provided in response to inquiries communicated via sales representatives or other external-facing representatives or received by letter, phone call or email or other means of communication, but excluding any activities relating to Development or Commercialization.

“Medical Affairs Activities Costs” means, with respect to the Product, the FTE Costs and Out-of-Pocket Costs incurred by Purchaser or any of its Affiliates that are directly attributable or reasonably allocable to Medical Affairs Activities for the Product in the Territory.

“Milestone” has the meaning set forth in Section 3.4(a).

“Milestone Notice” has the meaning set forth in Section 3.4(b).

“Milestone Payment” has the meaning set forth in Section 3.4(a).

“Milestone Period” has the meaning set forth in Section 3.4(a).

“Milestone Report” has the meaning set forth in Section 3.4(e).

“MSK” means Memorial Sloan Kettering Cancer Center.

“MSK Agreement” means the exclusive license agreement between Seller and MSK, dated October 16, 2019, as may be amended from time to time.

“MSK Costs” means any milestone payments pursuant to Section 5.1(e) of the MSK Agreement, minimum royalty payments pursuant to Section 5.1(d) of the MSK Agreement, and running royalty payments pursuant to Section 5.1(b) of the MSK Agreement, in each case becoming payable to MSK during the Profit Sharing Period as a result of Development or Commercialization of the Product.

“MSK Patents” means the Patents licensed to Seller under the MSK Agreement.

“Net Profit/Net Loss” means, with respect to the Product in the Territory during any period, Net Sales of the Product in the Territory during such period, adding any Other Income and subtracting the sum of Allowable Expenses attributable to the Product in the Territory during such period. For the avoidance of doubt, (a) income and withholding Taxes imposed on Purchaser or its Affiliates, (b) any Milestone Payments made by Purchaser to Seller pursuant to this Agreement and (c) indemnification payments by an Indemnifying Party to an Indemnified Party, in each case, will not be included in the calculation of Net Profit/Net Loss, and if such terms are used individually, “Net Profit” means a positive Net Profit/Net Loss, and “Net Loss” means a negative Net Profit/Net Loss.

“Net Sales” means the gross amount invoiced by or on behalf of Purchaser, its Affiliates and their respective Licensees for sales of the Product in the Territory (or, in the case of Section 3.4, the entire world) (other than sales among Purchaser, its Affiliates or Licensees for subsequent resale in which case the first sale to a Third Party that is not a Licensee shall be used for calculation of Net Sales), less the following deductions if and to the extent they are (a) included in the gross invoiced sales price of the Product or otherwise directly incurred by Purchaser, its Affiliates and their respective Licensees with respect to the sale of the Product, (b) normal and customary for Purchaser, its Affiliates or their respective Licensees, as applicable, or (c) not otherwise deducted in computing other amounts hereunder:

(i)  trade discounts, including trade, cash and quantity discounts or rebates, credits or refunds (including inventory management fees, discounts or credits),

(ii)  allowances or credits for claims, returns or rejections of the Product, including recalls,

(iii)  actual freight and insurance costs, including without limitation the costs of export licenses, shipping, postage and handling charges, incurred in transporting the Product to customers,

(iv)  rebates and chargebacks or retroactive price reductions made to federal, state or local governments (or their agencies), or any Third Party payor, administrator or contractor, including managed health organizations,

(v)  customs duties, sales, excise and use Taxes and any other governmental charges (including value added Tax) actually paid in connection with the transportation, distribution, use or sale of the Product (but excluding what are commonly known as income taxes), and

(vi)  bad debts (not to exceed one percent (1%) of gross sales of the Product in the Territory (or, in the case of Section 3.4, the entire world)) in connection with the Product, provided that any recovered bad debts will be included in Net Sales in the Calendar Quarter in which they are recovered.

In the case of sale or other disposal of the Product for non-cash consideration, the gross revenue attributable to the Product for purposes of calculating Net Sales in respect thereof shall include the fair market price of such non-cash consideration. Notwithstanding the foregoing, provision of the Product for the purpose of conducting pre-clinical or clinical research shall not be deemed to be a sale. For clarity, any consideration received for the Product provided as samples, as charitable donations, or for compassionate use in each case free of charge shall not be included in the calculation of Net Sales.

Net Sales shall be determined in accordance with IFRS for purposes of determining the achievement of Milestones pursuant to Section 3.4 but shall be determined in accordance with GAAP for purposes of Net Profit/Loss calculation.

“Non-Assignable Asset” has the meaning set forth in Section 6.4(b).

“Non-Transferring Employee” has the meaning set forth in Section 6.16(c).

“Notice of Dispute” has the meaning set forth in Section 3.13.

“Oaktree Credit Agreement” means the Credit Agreement and Guaranty, dated April 27, 2023, by and among Seller, the subsidiary guarantors from time to time party thereto, the lenders from time to time party thereto and Oaktree Fund Administration, LLC.

“Ongoing Safety Study” means the post-marketing safety study conducted by or on behalf of Seller as of the date hereof entitled “A Post-Marketing Safety Study of VOWST™ in Patients with rCDI using administrative claims data in the United States.”

“Ongoing Safety Study Expenses” means the costs and expenses, including the FTE Costs (but only up to one-half (0.5) of an FTE) and Out-of-Pocket Costs, incurred in connection with the conduct of the Ongoing Safety Study, which during the Profit Sharing Period, shall be set forth in the Budget.

“Ordinary Course of Business” means the ordinary course of business, including with regard to nature, frequency and magnitude, and otherwise consistent with past practice.

“Organizational Documents” means, as to any Person, its certificate of incorporation and by-laws, its certificate of formation and limited liability company agreement, or any equivalent documents under the Law of such Person’s jurisdiction of organization.

“Other Income” means any payment or income (other than Net Sales) received by Purchaser or its Affiliate from a Third Party that is attributable to the Product or is received in connection with the grant of a license or sublicense or other right or activity with respect to the Product, in each case, in the Territory; provided, that recoveries in connection with any Third Party Infringement or Third Party Challenge shall only be included in Other Income after Purchaser has recovered the internal and out-of-pocket costs and expenses incurred by Purchaser or any of its Affiliates in connection with such Third Party Infringement or Third Party Challenge.

“Out-of-Pocket Costs” means reasonable amounts actually paid to Third Party vendors, consultants, suppliers or contractors, for services or materials, as applicable, provided by each such Third Party and other reasonable amounts actually paid to Third Parties (including travel and entertainment expenses) that are, in each case, directly related to the Ongoing Safety Study, the Manufacture of the Product, performing the activities contemplated by the booking of sales of the Product, warehousing, distributing, maintaining (and if applicable, creating or obtaining the infrastructure necessary therefor) of the Product, handling returns, recalls, order processing, invoicing and collection, and receivables, with respect to the Product in the Territory, regulatory activities, implementing risk evaluation and mitigation strategies, defense of Third Party Challenges, clearance of Product Trademarks, establishment and maintenance of rights of Product Trademarks, Commercialization or Medical Affairs Activities of or in respect to the Product, or any other activities specified under this Agreement, as applicable, to the extent such services or materials apply to the activities in or in respect of the Territory. For clarity, Out-of-Pocket Costs do not include (a) payments for Purchaser’s internal salaries or benefits for its employees, general office or facility supplies, insurance, general information technology, utilities, or capital expenditures, or (b) items included in the determination of the FTE Rate.

“Party” or “Parties” has the meaning set forth in the Preamble.

“Patent Assignment Agreement” means the Patent Assignment Agreement assigning to Purchaser or its designated Affiliate the Patents included in the Acquired IP, to be entered into by and among Seller or one or more of its Affiliates and Purchaser or its designated Affiliate, substantially in the form included as Exhibit E.

“Patents” means any and all national, regional and international (a) issued patents and pending patent applications (including provisional patent applications), (b) patent applications claiming priority to the foregoing, including all converted provisionals, substitutions, continuations, continuations-in-part, divisions, renewals and continued prosecution applications, and all patents granted thereon, (c) patents-of-addition, revalidations, reissues, reexaminations and extensions or restorations by existing or future extension or restoration mechanisms, including patent term adjustments, pediatric exclusivity, patent term extensions, supplementary protection certificates or the equivalent thereof, (d) inventor’s certificates, utility models, petty patents, innovation patents and design patents, (e) other forms of government-issued rights substantially similar to any of the foregoing, including so-called pipeline protection or any importation, revalidation, confirmation or introduction patent or registration patent or patent of additions to any of such foregoing and (f) United States and foreign counterparts of any of the foregoing.

“Permits” means all certifications (including those of standards-setting organizations), licenses, permits, franchises, approvals, authorizations, exemptions, notices to, consents or orders of, or filings with, any trade association, any standards-setting organization or any Governmental Entity, necessary for the ownership of the Acquired Assets.

“Permitted Encumbrance” means (a) any Encumbrance that arises out of Taxes not yet due and delinquent or the validity of which is being contested in good faith by appropriate proceedings, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the Ordinary Course of Business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract Law (including mechanics’, materialmen’s, carriers’, workmen’s, warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the Ordinary Course of Business), (c) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the Ordinary Course of Business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, and (d) prior to the Closing, Encumbrances under the Oaktree Credit Facility.

“Person” means any person or entity, whether an individual, trustee, corporation, limited liability company, general partnership, limited partnership, trust, unincorporated organization, business association, firm, joint venture or Governmental Entity.

“Personal Information” means information that identifies, is associated with, or could reasonably be linked, directly or indirectly, with a particular individual, and any other information defined under applicable Data Protection Laws as “personal information,” “personally identifiable information,” “protected health information,” and “personal data.”

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning after the Closing Date.

“Pre-Closing Period” has the meaning set forth in Section 6.1.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date and the portion of any Straddle Period ending on the Closing Date.

“Prepaid Milestone” has the meaning set forth in Section 3.1(a).

“Prepaid Milestone Calculations” has the meaning set forth in Section 3.4(b).

“Privacy Policy” means any external or internal privacy policy of Seller used in connection with the Product and the Acquired Assets.

“Pro Rata Bonus Amount” means the product of (a) the sum of (i) one hundred percent (100%) of the target amount of bonuses payable to the Transferring Employees who actually receive bonuses, subject to and in accordance with Section 6.12(g), from the Purchaser for the Calendar Year in which the Closing occurs, plus (ii) all employer Taxes on such bonuses, multiplied by (b) quotient of (i) the number of days prior to the Closing in the Calendar Year in which the Closing occurs, divided by (ii) 366.

“Processed” has the meaning set forth in Section 4.6(a).

“Product” means, collectively, Vowst and any improvements and modifications thereto Developed after the Closing Date (or, in the case of Article 4, prior to the Closing Date).

“Product Liability Losses” means any and all Damages that relate to Third Party Claims in respect of personal injury or death (or risk of personal injury or death) arising from, relating to or otherwise in respect of, the use or ingestion of, or exposure to, the Product, whether based on negligence, strict product liability or any other product liability theory, including any such liability predicated on any alleged or actual Manufacturing, design or formulation defect or failure to warn or any breach of any express or implied warranties, in each case relating to the Product sold or alleged to have been sold, or Commercialization or Medical Affairs Activities conducted or alleged to have been conducted, in the Territory.

“Product Trademarks” means any and all of the Trademarks used or to be used on or in connection with the Product in the Territory as determined by Purchaser or its Affiliates.

“Profit Sharing Period” has the meaning set forth in Section 3.5(a).

“Proxy Statement” has the meaning set forth in Section 4.19.

“Purchase Price” means the sum of, without duplication, (a) the Closing Date Payment, plus (b) the Prepaid Milestone, plus (c) the Installment Payments, plus (d) the amount of all accrued interest on the Prepaid Milestone, plus (e) the amount of the Milestone Payments, if and when earned, and after deducting therefrom the amount of any such Milestone Payments satisfied by set-off against the Prepaid Milestone pursuant to Section 3.3.

“Purchaser” has the meaning set forth in the Preamble.

“Purchaser FDA Letters” means the letters from Purchaser or its designated Affiliate to the FDA or such other instrument as may be necessary to effectuate the transfer of Acquired Regulatory Approvals from Seller or its Affiliates, as applicable, to Purchaser in accordance with this Agreement, in a form reasonably satisfactory to Seller, duly executed by Purchaser or its designated Affiliate.

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Qualifying Offer” has the meaning set forth in Section 6.12(a).

“Quarterly Report” has the meaning set forth in Section 3.5(b).

“Quarterly Report Meeting” has the meaning set forth in Section 3.8(c).

“Real Property Lease” has the meaning set forth in Section 4.14(b).

“Recurrent C. difficile Infection” or “rCDI” means an episode of a C. difficile infection (“CDI”) in a patient who has had one or more episodes of CDI within the immediately preceding twelve (12) month period.

“Regulatory Approval” means, with respect to the Product in any country or regulatory jurisdiction, any and all approvals, licensures and Permits from the applicable Regulatory Authority sufficient for the import, distribution, marketing, use, offering for sale, and sale of the Product for use in the Field in such country or jurisdiction in accordance with applicable Laws, including orphan drug designation and exclusivity, but excluding any applicable pricing and reimbursement approvals.

“Regulatory Authority” means any national or supranational Governmental Entity (including, without limitation, the FDA) which has regulatory responsibility and authority in one or more countries for review and approval of Development, Manufacturing and Commercialization of a Product.

“Regulatory Documentation” means all (a) Regulatory Filings and other registrations, licenses, authorizations, and approvals of or with Regulatory Authorities (including Regulatory Approvals); (b) correspondence and reports submitted to or received from Regulatory Authorities (including minutes and official contact reports relating to any communications with any Regulatory Authority) and all supporting documents with respect thereto, including all regulatory drug lists, advertising and promotion documents, adverse event files, and complaint files; (c) correspondence and documentation with any Regulatory Authority related to orphan drug designation and exclusivity or a foreign equivalent thereof; and (d) Data contained or relied upon in any of the foregoing, in each case ((a), (b), (c) and (d)) relating to the Development, Manufacture, or Commercialization of the Product in a particular country or jurisdiction.

“Regulatory Expenses” means, with respect to the Product, the FTE Costs (but only up to two and one-quarter (2.25) FTEs) and Out-of-Pocket Costs incurred by Purchaser or any of its Affiliates that are directly attributable or reasonably allocable to obtaining and maintaining existing Regulatory Approvals for the Product, including the preparation and filing of Regulatory Filings and maintenance of Regulatory Approvals in the Field in the Territory and the payment of fees payable to Regulatory Authorities, provided that Regulatory Expenses shall not include such FTE Costs or Out-of-Pocket Costs that are directly attributable or reasonably allocable to obtaining Regulatory Approvals for new or expanded indications for the Product; provided, that for the avoidance of doubt, no costs related to any clinical studies shall be borne by Seller, during the Profit Sharing Period or otherwise under this Agreement, other than the Ongoing Safety Study Expenses.

“Regulatory Filings” means any and all regulatory applications and/or related documentation submitted on or before the date hereof, to a Regulatory Authority with respect to the Product in connection with the initiation or conduct of clinical studies, and/or to seek Regulatory Approval for the Product in the Field, including, without limitation, any INDs, drug master files, manufacturing master files, BLAs, or any supplements thereto.

“Reimbursement Expense Amount” has the meaning set forth in Section 8.3(a).

“REMS Costs” means the FTE Costs and Out-of-Pocket Costs directly related or reasonably allocable to any risk evaluation and mitigation strategy that is implemented as a commitment to a Regulatory Authority as a condition of, or in connection with obtaining or maintaining, a Regulatory Approval.

“Representatives” means, with respect to a Person, such Person’s Affiliates, officers, directors, employees, attorneys, investment bankers, financial advisers, accountants and agents.

“Restricted Business” has the meaning set forth in Section 6.16(a)(i).

“Retained Bacthera Amount” has the meaning set forth in Section 3.1(a).

“Retained Waltham Rent” has the meaning set forth in Section 2.4(f)(ii).

“ROW License Agreement” has the meaning set forth in the Recitals.

“ROW License Termination Agreement” means that certain Termination Agreement to be entered into by and between Seller and Purchaser, substantially in the form set forth on Exhibit G attached hereto.

“SEC” means the U.S. Securities Exchange Commission.

“Second Payment” has the meaning set forth in Section 3.1(b)(i).

“Security Incident” means any compromise or unauthorized access, destruction, loss, acquisition or disclosure of any Personal Information or confidential information processed by Seller in connection with the Product and the Acquired Assets.

“Seller” has the meaning set forth in the Preamble.

“Seller Benefit Plan” means (a) any “employee welfare benefit plan” or “employee pension benefit plan” (as those terms are defined in sections 3(1) and 3(2), respectively, of ERISA), other than a “multiemployer plan” (as defined in section 3(37) of ERISA), (b) any employment or consulting agreement, and (c) any severance pay, salary continuation, bonus, incentive, stock option, retirement, pension, profit sharing, change in control, retention or deferred compensation plans, flex benefit, fringe benefit, or other plans, contracts, programs, funds, or arrangements of any kind, in each case, that are sponsored or maintained by Seller or any of its Affiliates or with respect to which Seller or its Affiliates has any Liability; provided, however, that Seller Benefit Plan shall not include a plan, program or arrangement unless (i) the plan, arrangement or agreement has been extended to persons because such persons have performed or will perform services for Seller or its Affiliates in connection with the Exploitation of the Product, or (ii) Purchaser will have any liability or contingent liability with respect to such plan, arrangement or contract on account of the execution of this Agreement or any transactions contemplated by this Agreement.

“Seller Disclosure Letter” means the disclosure schedules of Seller referred to throughout this Agreement and attached hereto.

“Seller FDA Letters” means the letters from Seller or any of its Affiliates, as applicable, to the FDA or such other instrument as may be necessary to effectuate the transfer of Acquired Regulatory Approvals to Purchaser or its designated Affiliate in accordance with this Agreement, each in a form reasonably satisfactory to Purchaser, duly executed by Seller or its Affiliate, as applicable.

“Seller Indebtedness” means any Indebtedness of Seller or its Affiliates.

“Seller Indemnified Party” has the meaning set forth in Section 9.2(b).

“Seller Names” means any Trademarks that Seller or any of its Affiliates own or have the right to use and license, other than any Trademarks that are specifically included in the Acquired IP.

“Seller Retained IP” means all Intellectual Property owned by Seller or any of its Affiliates that is not Acquired IP.

“Seller SEC Documents” means all forms, reports, statements, schedules, certifications and other documents (including all exhibits, amendments and supplements thereto) filed or furnished by Seller with the SEC since January 1, 2024.

“SER-262” means the consortium of cultivated bacterial species not isolated from human donors as described in IND# 016975 containing the following bacterial species: (1) Clostridium innocuum, (2) Clostridium glycolicum, (3) Clostridium hylemonae, (4) Clostridium bolteae, (5) Clostridium disporicum, (6) Flavonifractor plautii, (7) Blautia producta, (8) Murimonas intestine, (9) Turicibacter sanguinis, (10) Eubacterium contortum, (11) Niameybacter massiliensis, and (12) Clostridium oroticum. For the avoidance of doubt, SER-262 does not include the Product.

“Severance Plan” has the meaning set forth in Section 6.12(b).

“Shared Contract” means any Contract (a) under which a Third Party provides to, or receives from, Seller or its Affiliates, rights, assets or services, or (b) that confers liabilities, which, in each case of clauses (a) and (b), are related to the Exploitation of the Product as Exploited by Seller and its Affiliates as of the date hereof and that are also related to the Exploitation by Seller and its Affiliates of products other than the Product.

“Specified Court” has the meaning set forth in Section 10.7.

“Stockholder Approval” means the approval of the Asset Sale in accordance with the terms of this Agreement, by a majority of the outstanding shares of common stock of Seller entitled to vote thereon at the Stockholders Meeting.

“Stockholders Meeting” has the meaning set forth in Section 6.19.

“Straddle Period” means a taxable period that includes but does not end on the Closing Date.

“Subsequent Quarter Budget” has the meaning set forth in Section 3.5(c).

“Superior Proposal” means any unsolicited bona fide, written Acquisition Proposal (with percentages in the definition of Acquisition Proposal increased to fifty percent (50%)), which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not arise out of a breach of Section 6.17 on terms which the Board determines in its good faith judgment, after consultation with Seller’s financial advisors and outside legal counsel, is reasonably expected to be consummated in accordance with its terms, taking into account all legal, financial, timing and regulatory aspects (including certainty of closing) of the proposal and the Person or group of Persons making the proposal, and, if consummated, would result in a transaction more favorable to Seller’s stockholders (solely in their capacity as such), from a financial point of view, than the transactions contemplated by this Agreement (including after taking into account any revisions to the terms of the transactions contemplated by this Agreement pursuant to Section 6.17 of this Agreement and the time likely to be required to consummate such Acquisition Proposal).

“Supply Chain Employees” has the meaning set forth in Section 4.11(a).

“Support Agreement” has the meaning set forth in the Recitals.

“Tax” or “Taxes” means all taxes and similar charges, fees, duties, levies, or other assessments (including income, gross receipts, net proceeds, ad valorem, withholding, turnover, real or personal property (tangible and intangible), occupation, customs, import and export, sales, use, franchise, excise, goods and services, value added, stamp, user, transfer, registration, recording, fuel, profit, excess profits, occupational, interest equalization, windfall profits, severance, payroll, workers’ compensation, employment insurance premiums, employer health, unemployment, and social security taxes and fees) that are imposed by any Governmental Entity, in each case, including any interest, penalties, or additions to tax attributable thereto (or attributable to the nonpayment thereof), whether disputed or not.

“Tax Return” means any report, declaration, return, information return, claim for refund, information return, voucher or electronic equivalent, estimated tax declaration, document or statement relating to Taxes, including any schedule or attachment thereto, and including any amendments thereof, filed or required to be filed with any Governmental Entity.

“Termination Date” has the meaning set forth in Section 8.1(a)(ii).

“Territory” means the United States and Canada.

“Third Party” means any Person other than the Parties or their respective Affiliates.

“Third Party Challenge” means any allegation by a Third Party that any Intellectual Property Right owned by it is infringed, misappropriated, or otherwise violated by the Development, Manufacturing or Commercialization of the Product in the Territory.

“Third Party Claim” has the meaning set forth in Section 9.5.

“Third Party Infringement” means (a) any actual or threatened infringement, misappropriation, or other violation by a Third Party of any (i) Acquired IP, (ii) Intellectual Property Rights licensed to Purchaser pursuant to the Cross-License Agreement or (b) any other Intellectual Property Rights owned by or licensed to Purchaser or its Affiliates that is used in connection with the Exploitation of the Product, in each case in the Territory.

“Third Payment” has the meaning set forth in Section 3.1(b)(ii).

“Trade Secrets” has the meaning set forth in the definition of Intellectual Property set forth in this Section 1.1.

“Trademark Assignment Agreement” means the Trademark Assignment Agreement assigning to Purchaser or its designated Affiliate the Trademarks included in the Acquired IP, to be entered into by and among Seller or its Affiliate and Purchaser or its designated Affiliate, substantially in the form included as Exhibit F.

“Trademark Costs” means the direct Out-of-Pocket Costs, including the reasonable fees and expenses incurred to outside counsel and other Third Parties, including Trademark searching, filing, prosecution and maintenance fees recorded as an expense by Purchaser or any of its Affiliates in accordance with its customary accounting practices, in connection with the clearance of Product Trademarks and the establishment and maintenance of rights of Product Trademarks in the Territory.

“Trademarks” has the meaning set forth in the definition of Intellectual Property set forth in this Section 1.1.

“Transactions” has the meaning set forth in the Recitals.

“Transfer Taxes” means all transfer, documentary, stamp duty, sales, use, value added, registration, filing, conveyance, and any similar Taxes incurred in connection with the transactions contemplated under this Agreement, including any interest, penalty or addition thereto (not including Taxes on net income or gain).

“Transferring Employee” has the meaning set forth in Section 6.12(a).

“Transition Services Agreement” means that certain Transition Services Agreement to be entered into by and between Seller or its Affiliate and Purchaser or its designated Affiliates, substantially in the form set forth on Exhibit H attached hereto.

“Upfront Payment” has the meaning set forth in Section 3.1(a).

“US License Agreement” has the meaning set forth in the Recitals.

“US License Termination Agreement” means that certain Termination Agreement to be entered into by and between Seller and NHSc Rx License GmbH, substantially in the form set forth on Exhibit I attached hereto.

“Vowst” means Vowst, as marketed pursuant to the Vowst BLA.

“Vowst BLA” means BLA 125757.

“Waltham Allowable Costs” has meaning as set forth in the definition of Allowable Expenses set forth in this Section 1.1.

“Waltham Lease” means that certain Lease Agreement, dated as of August 13, 2021, by and between Seller, as tenant, and Nine Fourth Avenue LLC, as landlord.

“WARN Act” has the meaning set forth in Section 6.12(f).

1.2  Interpretation Provisions.

(a)  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement and Article, Section, Schedule and Exhibit references are to this Agreement unless otherwise specified.

(b)  The terms “include” and “including,” and variations thereof, are not limiting but rather shall be deemed to be followed by the words “without limitation.”

(c)  References to statutes shall include all regulations promulgated thereunder and references to statutes or regulations shall be construed as including all statutory and regulatory provisions consolidating, amending or replacing the statutes or regulations.

(d)  The captions and headings of this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

(e)  Whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include all other genders.

(f)  The Parties participated jointly in the negotiation and drafting of this Agreement and the language used in this Agreement shall be deemed to be the language chosen by the Parties to express their mutual intent. If an ambiguity or question of intent or interpretation arises, then this Agreement will accordingly be construed as drafted jointly by the Parties, and no presumption or burden of proof will arise favoring or disfavoring either Party to this Agreement by virtue of the authorship of any of the provisions of this Agreement.

(g)  The Schedules and Exhibits to this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.

(h)  References to “written” or “in writing” include in electronic form.

(i)  The phrase “knowledge of Seller” (or similar phrases) means the actual knowledge of the individuals listed on Schedule 1.2(i) of the Seller Disclosure Letter, in each case after reasonable inquiry.

(j)  The phrase “knowledge of Purchaser” (or similar phrases) means the actual knowledge of the following individuals: Martin Hendrix and David Berman, in each case after reasonable inquiry.

(k)  References to “or” shall be deemed to be “and/or.”

(l)  Any matter, fact or circumstance disclosed by the information set out in the Schedules to this Agreement or the Seller Disclosure Letter shall be deemed to be a disclosure for the purposes of the Section or subsection of this Agreement to which it corresponds in number (and each other Section and subsection of this Agreement, to the extent it is reasonably apparent that such disclosure applies or would apply to such other Section(s) and subsection(s)). The disclosure of any matter in any Schedule to this Agreement or the Seller Disclosure Letter shall expressly not be deemed to constitute an admission by either Party, or to otherwise imply, that any such matter is material for the purposes of this Agreement, could or would reasonably be expected, individually or in the aggregate, to have a Material Adverse Effect or is required to be disclosed under this Agreement. Except as set forth in this Agreement, the Ancillary Agreements and the certificate delivered by Seller pursuant to Section 3.9(d), no warranty, representation or other assurance is given by Seller or any of their Affiliates with respect to the accuracy of, or the absence of any omission from, the information set out in any of the documents or information included in the Data Room; provided, however, that the foregoing shall not be deemed to restrict, limit or otherwise adversely impact any rights or remedies with respect to Fraud. Any document, list, or other item shall be deemed to have been “provided” or “made available” to Purchaser for all purposes of this Agreement solely if such document, list, or other item was posted in the Data Room at least two (2) Business Days prior to the execution of this Agreement or has been publicly filed by Seller with the SEC since January 1, 2024 and at least two (2) Business Days prior to the date of this Agreement (excluding, in any event, any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, but including statements of fact and other statements that are not forward-looking and cautionary in nature). Seller shall deliver to Purchaser two (2) or more portable “thumb drives,” in PC-readable format, that contain readable, working Adobe or other (e.g., Microsoft Office) portable document format files that set forth all of the documents, lists and other items posted and made available to Purchaser in the Data Room one (1) Business Day prior to the execution and delivery of this Agreement.

1.3  Performance of Obligations by Affiliates. Any obligation of Seller under or pursuant to this Agreement may be satisfied, met or fulfilled, in whole or in part, either by Seller directly, or by any Affiliate of Seller that Seller causes to satisfy, meet or fulfill such obligation, in whole or in part. Notwithstanding the foregoing, this Section 1.3 shall not be construed to relieve Seller from any of its obligations under this Agreement.

Article 2
purchase and sale

2.1  Purchase and Sale of Acquired Assets. Subject to the terms and conditions set forth in this Agreement, at and effective as of the Closing, Seller shall, or shall cause its Affiliates to, sell, convey, assign, transfer and deliver to Purchaser or its Affiliates, and Purchaser shall, or shall cause its Affiliates to, purchase and accept, all of Seller’s or its Affiliate’s rights, title and interest in and to the Acquired Assets, free and clear of all Encumbrances, other than Permitted Encumbrances. Accordingly, Seller will, or will cause its Affiliates to, execute and deliver at Closing, the Bill of Sale, Assignment and Assumption Agreements, the Assignment and Assumption of Lease, the Patent Assignment Agreement and the Trademark Assignment Agreement. As used in this Agreement, “Acquired Assets” means the following assets and rights:

(a)  the Acquired Regulatory Approvals;

(b)  the Acquired Contracts;

(c)  the Acquired IP;

(d)  the Acquired Inventory;

(e)  the Acquired Marketing Records, Acquired Regulatory Documentation and Acquired Books and Records;

(f)  the Acquired Equipment;

(g)  all guaranties, warranties, indemnities and similar rights that have been made by any predecessors in title, manufacturers or suppliers and other Third Parties, to the extent relating to any Assumed Liabilities or the Acquired Assets;

(h)  all claims, counterclaims, defenses, causes of action, demands, judgments, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind against any Third Party, to the extent relating to any Assumed Liabilities or the Acquired Assets;

(i)  all goodwill associated with the Acquired Assets;

(j)  all prepaid expenses, deferred charges, advance payments, prepaid rent, rent or security deposits (whether deposited with or paid by Seller or its Affiliate) and similar items, to the extent relating to any Assumed Liabilities or the Acquired Assets; and

(k)  all other assets, properties and rights that are owned or held by Seller or any of its Affiliates as of the Closing (wherever located) that are used or held for use primarily in the Exploitation of the Product, other than the Excluded Assets.

2.2  Excluded Assets. The following assets, properties, rights and interests of Seller and its Affiliates shall be retained by Seller and its Affiliates and shall be excluded from the Acquired Assets (collectively, the “Excluded Assets”):

(a)  the Accounts Receivable;

(b)  any losses, loss carryforwards, attributes and rights to receive refunds, credits, rebates and loss carryforwards with respect to any and all Taxes of Seller or its Affiliates or relating to the Acquired Assets or the Exploitation of the Product for the Pre-Closing Tax Period;

(c)  any current and prior insurance policies and all rights of any nature with respect thereto, including all insurance recoveries thereunder and rights to assert claims with respect to any such insurance recoveries;

(d)  the corporate books and records of Seller or its Affiliates, including all Tax Returns and workpapers, other than the Acquired Marketing Records, Acquired Regulatory Documentation and Acquired Books and Records transferred pursuant to Section 2.1(d);

(e)  the Seller Names and Seller Retained IP;

(f)  other than the Acquired Contracts, all Contracts to which Seller or any of its Affiliates are a party, including those set forth on Schedule 2.2(f) to the Seller Disclosure Letter (the “Excluded Contracts”);

(g)  all tangible personal property of Seller and its Affiliates other than the Acquired Inventory and the Acquired Equipment;

(h)  all communications involving attorney-client confidences between Seller or its Affiliates, on the one hand, and their respective legal counsel (including, for the avoidance of doubt, all of the client files, records and attorney work product in the possession of any such legal counsel), on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby or relating to the Excluded Liabilities;

(i)  all guaranties, warranties, indemnities and similar rights that have been made by any predecessors in title, manufacturers or suppliers and other Third Parties, to the extent relating to any Excluded Liabilities or the Excluded Assets;

(j)  all assets under or relating to any Seller Benefit Plan;

(k)  all claims, counterclaims, defenses, causes of action, demands, judgments, rights of recovery, rights of set-off, rights of subrogation and all other rights of any kind against any Third Party, to the extent relating to any Excluded Liabilities or the Excluded Assets;

(l)  all rights of Seller or any of its Affiliates under this Agreement, the Ancillary Agreements and the other agreements and instruments executed and delivered in connection with this Agreement;

(m)  any other assets or rights owned or held by Seller or any of its Affiliates that are not primarily related to the Product; and

(n)  the assets, properties, rights and interests of Seller and its Affiliates listed on Schedule 2.2(n) of the Seller Disclosure Letter.

2.3  Assumed Liabilities. Subject to the terms and conditions set forth in this Agreement, including Sections 3.5 and 3.11, at the Closing, Purchaser shall, or shall cause its Affiliates to, expressly assume, and agree to pay or otherwise perform or discharge when due, the Assumed Liabilities. As used in this Agreement, the term “Assumed Liabilities” means the following Liabilities (which, for the avoidance of doubt, in each case shall exclude the Excluded Liabilities):

(a)  all Liabilities arising out of, in respect of or relating to (i) the Acquired Assets, including the use, ownership, possession, operation, sale or lease thereof, on or after the Closing Date, or (ii) the Exploitation of the Product, by or on behalf of Purchaser or its Affiliates or their respective agents or assignees on or after the Closing Date, including the conduct and completion of the Ongoing Safety Study (but excluding the Ongoing Safety Study Expenses during the Profit Sharing Period and including the Ongoing Safety Study Expenses following the expiration of the Profit Sharing Period);

(b)  all Liabilities with respect to the Acquired Regulatory Approvals or obtaining additional Permits or Regulatory Approvals for the Exploitation of the Product in any country or territory, in each case, arising or to be paid or performed on or after the Closing Date, other than any such Liabilities relating to a violation of Law, breach of any Permit or Regulatory Approval or misconduct prior to the Closing Date;

(c)  (i) all Liabilities due and payable or arising under, or to be performed under, the Acquired Contracts (other than the MSK Agreement which assumption is described in subclause (iii) hereof and the Retained Waltham Rent as set forth in Section 2.4(f)(iii)) on or after the Closing Date which do not constitute a Liability relating to a breach of an Acquired Contract prior to the Closing Date; (ii) solely with respect to the Bacthera Agreement, the Liabilities constituting the “Substantial Completion” milestone payment payable pursuant to Section 11.1(a) of Exhibit 1 thereto, in an amount equal to Twenty Five Million Two Hundred Eighty Six Thousand Seven Hundred Sixty Six Swiss Francs (CHF25,286,766) as of the date hereof (the “Bacthera Milestone Payment”), but excluding the Retained Bacthera Amount (which shall be discharged by Seller by a reduction of the Closing Date Payment pursuant to Section 3.1(a)(iv)); and (iii) solely with respect to the MSK Agreement, all Liabilities due and payable or arising under, or to be performed thereunder on or after the Closing Date, but excluding (A) any Liability that constitutes part of the MSK Costs during the Profit Sharing Period or (B) any Liability related to a breach of the MSK Agreement occurring or in existence prior to the Closing Date;

(d)  all Liabilities arising out of or relating to any Action (including warranty claims and manufacturing or product liability or similar claims) by a Third Party to the extent such Liabilities relate to a Product sold on or after the Closing Date;

(e)  all Liabilities for (i) Taxes in respect of or relating to any Acquired Asset for any Post-Closing Tax Period, and (ii) Purchaser’s share of any Transfer Taxes pursuant to Section 6.11(a); and

(f)  (i) all employment and employee Liabilities with respect to the Transferring Employees and their dependents and beneficiaries arising on or following or relating to the period on or after the Closing Date, other than the Excluded Employee Liabilities, and (ii) all employment and employee Liabilities expressly required to be assumed by Purchaser or its Affiliates under Section 6.12.

2.4  Excluded Liabilities. Except for the Assumed Liabilities, and except as contemplated by Sections 3.5 and 3.11, neither Purchaser nor any of its Affiliates shall assume, and none of them shall become responsible for, and Seller or its Affiliates shall retain and be responsible for and shall pay, perform and discharge when due, any Liability of any of Seller or its Affiliates (collectively, the “Excluded Liabilities”). For the avoidance of doubt, Excluded Liabilities shall include:

(a)  the Accounts Payable;

(b)  all Liabilities in respect of any Seller Indebtedness, including any Liabilities of Seller or its Affiliates under or in connection with the Oaktree Credit Agreement;

(c)  all Liabilities comprising the MSK Costs or the Ongoing Safety Study Expenses, in each case during the Profit Sharing Period;

(d)  all Liabilities to the extent related to the Excluded Assets or any products of Seller or its Affiliates, other than the Product;

(e)  all Liabilities arising out of, in respect of or relating to (i) the Acquired Assets, including the use, ownership, possession, operation, sale or lease thereof, prior to the Closing Date, or (ii) the Exploitation of the Product, by or on behalf of Seller or its Affiliates or their respective agents or assignees prior to the Closing Date, in each case of clauses (i) and (ii), other than any Liability that is or was a Liability of Purchaser or any of its Affiliates pursuant to an Existing Agreement;

(f)  (i) all Liabilities due and payable or arising under, or to be performed under, the Acquired Contracts prior to the Closing Date other than Liabilities described in Section 2.3(c)(ii), (ii) all Liabilities relating to a breach of an Acquired Contract prior to the Closing Date, including any accumulated interest or late payment fees accrued under the Bacthera Agreement prior to the Closing Date and (iii) eighty and one-tenth percent (80.1%) of all Liabilities due and payable to the Landlord (as defined in the Waltham Lease) under the Waltham Lease with respect to the Profit Sharing Period (the “Retained Waltham Rent”); provided that, for the avoidance of doubt, Excluded Liabilities shall exclude one hundred percent (100%) of the Liabilities arising under the Waltham Lease with respect to the period after the Profit Sharing Period and the Waltham Allowable Costs;

(g)  all Liabilities arising out of or relating to any Action (including warranty claims and manufacturing or product liability or similar claims) by a Third Party to the extent such Liabilities relate to a Product sold by or on behalf of Seller or any of its Affiliates prior to the Closing Date, other than the Liabilities that is or was a Liability of Purchaser or any of its Affiliates pursuant to an Existing Agreement;

(h)  all Liabilities arising out of or relating to any violation, misappropriation or violation of the Intellectual Property Rights of a Third Party relating to the Exploitation of the Product by or on behalf of Seller or any of its Affiliates prior to the Closing Date;

(i)  all Liabilities for (i) Taxes of Seller, (ii) Taxes imposed on any Acquired Asset for any Pre-Closing Tax Period, (iii) Seller’s share of any Transfer Taxes pursuant to Section 6.11(a), and (iv) any Liability of Seller for the Taxes of any other Person under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law), as a transferee or successor, by contract (other than contracts entered into in the Ordinary Course of Business not primarily related to Taxes) or otherwise; but excluding, in each case, Purchaser’s share of any Transfer Taxes pursuant to Section 6.11(a);

(j)  (i) all Liabilities incurred under or with respect to any Seller Benefit Plan, (ii) all Liabilities arising out of, relating to or with respect to the employment or performance of services, or termination of employment or services by Seller or any of its Affiliates of any individual (collectively, the “Excluded Employee Liabilities”), provided, that any Liability described in clauses (i) or (ii) which is expressly required to be assumed by Purchaser under Section 6.12 shall not be treated as an Excluded Employee Liability; and

(k)  all Liabilities for which Seller or any of its Affiliates are responsible under this Agreement, the Ancillary Agreements or the other agreements and instruments executed and delivered in connection with this Agreement.

Article 3
Purchase price; closing

3.1  Purchase Price. As consideration for the Acquired Assets, in addition to the assumption of the Assumed Liabilities:

(a)  At the Closing, Purchaser shall pay Seller an amount in cash (the “Closing Date Payment”), in immediately available U.S. funds, equal to the sum of: (i) One Hundred Million US Dollars ($100,000,000) (the “Upfront Payment”); minus (ii) Seventeen Million Nine Hundred Thousand US Dollars ($17,900,000), such amount representing the net balance payable by Seller in connection with the settlement of intercompany accounts pursuant to Section 3.11; plus (iii) Sixty Million US Dollars ($60,000,000) (the “Prepaid Milestone”), which shall accrue interest and be subject to set-off in accordance with Section 3.3; minus (iv) Two Million Two Thousand Six Hundred Fifty Seven and Forty-One Hundredths Swiss Francs (CHF2,002,657.41) (as converted to US Dollars based on the conversion rate as of the Closing Date) (the “Retained Bacthera Amount”). The Closing Date Payment shall be paid by wire transfer to such account or accounts specified by Seller in a flow of funds memorandum delivered by Seller to Purchaser no later than five (5) Business Days prior to the Closing Date (the “Funds Flow Memorandum”). Purchaser will be entitled to promptly review, comment on, and propose changes to the Funds Flow Memorandum, and in connection therewith, Seller shall provide Purchaser and its Representatives such information as may be requested by Purchaser relating to the preparation of the Funds Flow Memorandum. Seller shall promptly consider in good faith the changes Purchaser proposes (if any) to the Funds Flow Memorandum and revise the Funds Flow Memorandum. The Parties agree that Purchaser shall be entitled to rely on the Funds Flow Memorandum in making payments under this Article 3 and Purchaser shall not be responsible for the calculations or the determinations regarding such calculations in the Funds Flow Memorandum.

(b)  Following Closing, Purchaser shall pay to Seller the amounts specified below (the “Installment Payments”) in cash on the dates specified below to the account specified by Seller to Purchaser in writing no later than five (5) Business Days prior to the date of payment, provided that, as of the applicable payment date, Seller is in compliance with its obligations under the Transition Services Agreement in all material respects (such material compliance to be determined in accordance with the terms and conditions of the Transition Services Agreement, including Section 1.06(b) (Cooperation) thereof); provided, further, that if any material non-compliance with Seller’s obligations under the Transition Services Agreement exists as of the applicable payment date (notice of which shall be provided by Purchaser promptly upon becoming aware thereof) and Seller is able to cure such non-compliance within thirty (30) days of receipt of notice thereof, Purchaser shall pay Seller the applicable Installment Payment within five (5) Business Days of the date on which such non-compliance is cured; provided, further, that such thirty (30)-day cure period shall be extended if, within the initial thirty (30)-day cure period, (x) Seller communicates to Purchaser a written remediation plan reasonably designed to cure such non-compliance within a reasonable additional time period, not to exceed an additional thirty (30) days following expiration of the foregoing thirty (30)-day period and, (y) commences to diligently pursue such remediation plan with reasonable diligence:

(i)  On January 15, 2025, Purchaser shall pay Seller Fifty Million US Dollars ($50,000,000) (the “Second Payment”); and

(ii)  On July 1, 2025, Purchaser shall pay Seller an amount equal to Twenty Five Million US Dollars ($25,000,000) minus the Pro Rata Bonus Amount (the “Third Payment”).

The Installment Payments shall be paid by wire transfer to Seller to the account(s) specified by Seller to Purchaser in writing no later than five (5) Business Days prior applicable payment date.

(c)  Following Closing, in addition to the Installment Payments, Purchaser shall pay Seller the Milestone Payments, if any, subject to and in accordance with Section 3.3 and Section 3.4.

3.2  Closing. On the terms and subject to the conditions set forth in this Agreement, the sale, conveyance, assignment, transfer and delivery of the Acquired Assets and the assumption of the Assumed Liabilities contemplated by this Agreement (collectively, the “Closing”) shall take place at the offices of Mayer Brown LLP, 1221 Avenue of the Americas, New York, NY 10020 at 10:00 A.M., New York City time, on the second (2nd) Business Day following such date that the last of the conditions to Closing specified in Article 7 have been satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other time and place as Purchaser and Seller mutually agree in writing; provided, that in the event that the conditions to the Closing are satisfied or waived (other than those conditions that by their nature are to be satisfied by actions taken at the Closing, but subject to the satisfaction or waiver of such conditions) on or after the date that is three (3) Business Days prior to the end of the month in which the last of such conditions has been satisfied, unless Seller and Purchaser mutually agree otherwise, the Closing shall take place on the last Business Day of such month. The date on which the Closing occurs is referred to as the “Closing Date.”

3.3  Prepaid Milestone. The Prepaid Milestone shall accrue interest at a fixed rate of (a) 10.0% per annum (compounding annually) from, and including, the Closing Date through, but excluding, the date of achievement of the First Sales Milestone and (b) 5.0% per annum (compounding annually) from, and including, the date of achievement of the First Sales Milestone through, but excluding, the earlier of (i) the date on which the Prepaid Milestone, together with accrued interest thereon, has been repaid in full by set-off under Section 3.4 and (ii) the last day of the Milestone Period. The Prepaid Milestone, together with accrued interest thereon, shall be settled only through a reduction of any Milestone Payments that become payable under Section 3.4. If any amount of the Prepaid Milestone (and any accrued interest thereon) remains outstanding as of following the last day of the Milestone Period, the balance thereof (together with any interest accrued thereon) shall be forgiven and the right of set-off of Purchaser with respect thereto shall be deemed forfeited.

3.4  Milestone Payments.

(a)  During the period from the Closing Date until December 31 of the Calendar Year in which the tenth (10th) anniversary of the Closing Date occurs (the “Milestone Period”), Purchaser shall pay to Seller each of the following one-time contingent milestone payments (each, a “Milestone Payment” and each corresponding milestone event, a “Milestone”) set out below following the first time that the Net Sales of Product in the entire world reach the following thresholds, in accordance with this Section 3.4 and Section 3.7 and Section 3.8:

Milestone Events	Milestone Payment
First Calendar Year in which annual Net Sales of Product in the entire world equal or exceed $150,000,000 (the “First Sales Milestone”)	$60,000,000
First Calendar Year in which annual Net Sales of Product in the entire world equal or exceed $400,000,000	$125,000,000
First Calendar Year in which annual Net Sales of Product in the entire world equal or exceed $750,000,000	$150,000,000

The Milestone Payments shall not exceed, in the aggregate, Three Hundred Thirty Five Million US Dollars ($335,000,000).

(b)  With respect to the achievement of any Milestone, within forty-five (45) days of the end of the Calendar Quarter in which such Milestone is achieved, Purchaser shall notify Seller in writing thereof (the “Milestone Notice”), which Milestone Notice shall include (i) to the extent then-applicable, a reasonably detailed calculation of the accrued and unpaid interest on the Prepaid Milestone accrued in accordance with Section 3.3 and the then-outstanding balance of the Prepaid Milestone (collectively, the “Prepaid Milestone Calculations”) and (ii) the amount of such Milestone Payment that is subject to set-off pursuant to Section 3.4(c)(i) or Section 3.4(c)(ii) or is payable in cash to Seller in accordance with Section 3.4(c)(iii). Seller shall issue an invoice to Purchaser for the corresponding Milestone Payment or portion thereof payable in cash pursuant to Section 3.4(c)(iii), as applicable.

(c)  The Milestone Payments shall be satisfied in the following manner: (i) first, by set-off against all interest on the Prepaid Milestone accrued in accordance with Section 3.3 until the amount of such accrued interest has been repaid in full, (ii) second, by set-off against the outstanding balance of the Prepaid Milestone until the amount of the Prepaid Milestone has been repaid in full, and (iii) thereafter, any amount due in respect of the Milestone Payments shall be paid in cash within thirty (30) days following Seller’s delivery of an invoice therefor. For the avoidance of doubt, if more than one of the Milestones should occur in one and the same Calendar Year, each of the respective Milestone Payments shall become due with respect to such Calendar Year.

(d)  For the avoidance of doubt, if more than one of the Milestones should occur in one and the same Calendar Year, each of the respective Milestone Payments shall become due with respect to such Calendar Year.

(e)  Following the Profit Sharing Period and until the conclusion of the Milestone Period, Purchaser shall report to Seller, within ten (10) Business Days after the end of each Calendar Quarter, Net Sales of Product during such Calendar Quarter which shall be determined in accordance with IFRS (each, a “Milestone Report”). Each Milestone Report shall specify in reasonable detail a breakdown of the amount and type of all deductions allowed in the calculation of such Net Sales, but in any event shall be in the form attached hereto as Annex C. For the avoidance of doubt, notwithstanding anything to the contrary stated in this Agreement, the Milestone Reports are provided for informational purposes only, and shall be subject to normal year-end adjustments thereto. Seller acknowledges and agrees that Purchaser and its Affiliates make no representation (implied or express) with respect to the information and materials contained in any Milestone Report, and Seller and its Affiliates shall have no claim (whether in warranty, contract or tort (including negligence or strict liability)) against Purchaser or its Affiliates with respect thereto.

(f)  Notwithstanding anything to the contrary in this Agreement, the dispute resolution procedures set forth in Section 3.8(d) shall be the sole and exclusive remedy of Purchaser and Seller with respect to the determination of the Milestone Payment (if any) and the Prepaid Milestone Calculations, if applicable, with respect to each Milestone Period; provided, that this provision shall not prohibit Purchaser or Seller from instituting litigation to enforce the determination of the Accounting Expert.

3.5  Net Profit/Net Loss.

(a)  During the period from the Closing Date until December 31, 2025 (the “Profit Sharing Period”), Seller shall be entitled to receive fifty percent (50%) of all Net Profit and shall bear fifty percent (50%) of all Net Loss, as applicable, and Purchaser shall be entitled to receive fifty percent (50%) of all Net Profit and shall bear fifty percent (50%) of all Net Loss, as applicable.

(b)  The payments contemplated by Section 3.5(a) shall be determined and effected as follows:

(i)  Following the Closing Date, and only with respect to Net Sales, Other Income and Allowable Expenses incurred during the Profit Sharing Period, Purchaser shall report to Seller, within ten (10) Business Days after the end of each Calendar Quarter, Net Sales, Other Income and Allowable Expenses actually received or incurred by Purchaser during such Calendar Quarter in the Territory and, as applicable, in a format consistent with the form attached hereto as Annex D (except that the first such report shall report with respect to Allowable Expenses incurred from the Closing Date through the end of such Calendar Quarter), including a reasonably detailed comparison of the Allowable Expenses incurred in such Calendar Quarter against the Budget for such Calendar Quarter (each, a “Quarterly Report”). Each Quarterly Report shall specify in reasonable detail a breakdown of the amount and type of all deductions allowed in the calculation of such Net Sales and all expenses included in Allowable Expenses for such period. If requested by Seller, any invoices or other supporting documentation for any payments to a Third Party in respect of Allowable Expenses that individually exceed One Million US Dollars ($1,000,000) shall be promptly provided not more than thirty (30) days after receipt of a request therefor. For clarity, Purchaser shall not be required to provide the level of detail required for the “Day 1” and “Day 3” files provided by NHSc Rx License GmbH prior to the Closing pursuant to the US License Agreement. Purchaser shall calculate, and maintain records of, Net Sales, Other Income and Allowable Expenses incurred by it in accordance with GAAP and using its standard accounting procedures, consistently applied.

(ii)  Within forty five (45) days after the end of each Calendar Quarter during the Profit Sharing Period, the Parties shall cooperate in good faith to reconcile all Net Sales, Other Income and Allowable Expenses to ascertain whether there is a Net Profit/Net Loss with respect to the applicable period, and not later than thirty (30) days following such reconciliation, the Parties shall make such payments to one another as may be necessary to achieve the sharing of Net Profit/Net Loss with respect to the Product provided for in Section 3.5(a). Notwithstanding anything to the contrary in this Agreement, the dispute resolution procedures set forth in Section 3.8(d) shall be the sole and exclusive remedy of Purchaser and Seller with respect to the calculation of Net Profit/Net Loss with respect to the applicable period if the Parties are unable to reconcile the Net Sales, Other Income and Allowable Expenses to ascertain whether there is a Net Profit/Net Loss in such period; provided, that this provision shall not prohibit Purchaser or Seller from instituting litigation to enforce the determination of the Accounting Expert. Any payments made pursuant to this Section 3.5 shall be treated as adjustments to the Purchase Price for income Tax purposes (unless otherwise required by a final determination, within the meaning of section 1313 of the Code (or similar provision of state, local or non-U.S. Tax Law)).

(iii)  Notwithstanding the foregoing, the Parties agree and acknowledge that certain elements of Net Profits/Net Losses may be based on estimates during a Calendar Year (and as such, the foregoing amounts calculated on a quarterly basis are estimated amounts), and, as soon as reasonably practicable following the end of such Calendar Year, the Parties shall recalculate the Net Profits/Net Losses as set forth in the foregoing provisions of this Section 3.5(b) in order to take into account any changes to the estimates used to calculate the quarterly amounts. Thereafter, either Seller will make a payment to Purchaser, or Purchaser will make a payment to Seller, if and as necessary to ensure that each Party receives its share of Net Profit and bears its share of Net Loss in accordance with Section 3.5(a), as applicable, for such Calendar Year.

(c)  Purchaser shall provide Seller with a Budget (i) as promptly as practicable following the date hereof and in no event later than the Closing, for the period from the Closing Date through December 31, 2024 (the “Initial Budget”) and (ii) prior to October 31, 2024, for the Calendar Year ending December 31, 2025 (which for purposes of each of subclauses (i) through (ii), shall be a non-binding estimated forecast for such period), setting forth Purchaser’s good faith estimates of (w) the projected Net Profit/Net Loss with supporting details, including Net Sales, Other Income and Cost of Goods Sold, (x) the Allowable Expenses, (y) the Ongoing Safety Study Expenses and (z) the MSK Costs. No later than forty-five (45) days prior to the beginning of each succeeding Calendar Quarter during the Profit Sharing Period, Purchaser will provide Seller a Budget for such succeeding Calendar Quarter (“Subsequent Quarter Budget”) on a similar form with the level of details indicated as being provided for “quarterly budget refreshes” as set forth in Annex D. For the avoidance of doubt, notwithstanding anything to the contrary stated in this Agreement, the Budgets (including the Initial Budget and all Subsequent Quarter Budgets) are provided for informational purposes only and shall be subject in all respects to the Quarterly Report provided for the applicable Calendar Quarter and any recalculations thereof or adjustments thereto pursuant to Section 3.5(b)(iii), as applicable. Seller acknowledges and agrees that (A) the Budgets, and the information, materials, estimates, projections or forecasts contained therein, provided pursuant to this Section 3.5(c) will be provided solely for planning purposes and shall be non-binding, (B) there are uncertainties in attempting to make estimates, projections, forecasts and other forward-looking statements regarding Net Profit/Net Loss, Net Sales, Other Income and Cost of Goods Sold, (C) Seller and its Affiliates are familiar with such uncertainties and take full responsibility for making their own evaluation of the adequacy and accuracy of all such estimates, projections, forecasts and other forward-looking statements and (D) Purchaser and its Affiliates make no representation (implied or express) with respect to the information, materials, estimates, projections or forecasts contained in any Budget, and Seller and its Affiliates shall have no claim (whether in warranty, contract or tort (including negligence or strict liability)) against Purchaser or its Affiliates with respect thereto. In respect of any Calendar Quarter, to the extent Purchaser reasonably expects that the aggregate Net Loss (if applicable) or the Ongoing Safety Study Expenses for such Calendar Quarter will exceed one hundred fifteen percent (115%) of the estimated aggregate Net Loss (if applicable) or the Ongoing Safety Study Expenses, as applicable, as set forth in the Budget for such Calendar Quarter, then Purchaser shall provide prompt notice thereof to Seller; provided, that the failure of Purchaser to provide such notice shall not relieve Seller of its obligations under this Agreement.

(d)  Purchaser shall have the right to offset any Net Loss amounts owed to it by Seller pursuant to this Section 3.5 against the Installment Payments or Milestone Payments in the event that Seller fails to timely make any payment of its share of a Net Loss that becomes due and payable under this Section 3.5; provided, that, Seller may elect to have any Net Loss amounts owed to Purchaser by Seller pursuant to this Section 3.5 offset against amounts due and payable to Seller by Purchaser under the Transition Services Agreement.

(e)  Notwithstanding any other provision to the contrary, during the Profit Sharing Period, Seller will reimburse Purchaser for the MSK Costs and the Ongoing Safety Study Expenses within thirty (30) days following Purchaser’s delivery of an invoice therefor. For the avoidance of doubt, following the Profit Sharing Period, the Ongoing Safety Study Expenses shall be borne exclusively by Purchaser.

3.6  Exploitation of Product.

(a)  Notwithstanding any other provision to contrary but subject to Section 3.6(b), Seller agrees and acknowledges that any Exploitation of the Acquired Assets and the Product will be in Purchaser’s sole and absolute discretion and Purchaser shall be under no obligation, express or implied, to Exploit the Acquired Assets or the Product in relation to the achievement of the Milestones, the realization of specific targets of Net Sales or Net Profit/Net Loss or otherwise. Seller acknowledges and agrees that (a) the Milestone Payments and the realization of Net Profit/Net Losses are speculative and subject to numerous factors outside the control of Purchaser, (b) there is no assurance that any Milestone Payment will become payable and Purchaser has not made any representation to the contrary, (c) there is no assurance that any specified level of Net Profit/Net Loss will be realized, (d) Purchaser does not owe a fiduciary duty or any other express or implied duty to Seller, and (e) the Parties solely intend the express provisions of this Agreement (and, for the avoidance of doubt, not the Existing Agreements) to govern their contractual relationship with respect to the Acquired Assets and the Product.

(b)  Purchaser shall not take any action or omit to take any action with the primary purpose or intent of avoiding the payment of any Milestone Payment.

3.7  Payment Terms. For clarity, any and all dollar amounts referred to in this Agreement means US Dollars. Except as otherwise specifically provided in this Agreement, any and all payments due from one Party to the other pursuant to this Agreement shall be made in US Dollars by wire transfer of immediately available funds to such account or accounts and in accordance with such instructions as are provided by the payee Party from time to time no later than five (5) Business Days prior to the date of payment. Conversion of Net Sales or reimbursable costs incurred hereunder that are recorded in local currencies to US Dollars by a Party, its Affiliates or its or their licensees shall be at the rate of exchange as used by such Party for its internal and external financial reporting.

3.8  Records; Audits; Quarterly Report Meetings; Disputes.

(a)  Purchaser shall keep, and shall require its Affiliates to keep, complete, true and accurate books of accounts and records for the purpose of determining the amounts payable by Purchaser pursuant to Sections 3.4 and 3.5. Such records shall be kept for the longer of (i) the period of time required by applicable Law in the Territory and (ii) five (5) years following the expiration (or termination, if applicable) of, in the case of Section 3.4, the Milestone Period, in the case of Section 3.5, the Profit Sharing Period.

(b)  During the Milestone Period or Profit Sharing Period, Seller shall have the right to examine and audit Purchaser’s and its Affiliates’ relevant books and records to verify the accuracy of any reports and payments prepared or delivered by Purchaser pursuant to this Article 3. Any such audit shall be on at least thirty (30) days’ prior written notice and shall be limited to not more than one (1) such audit in any Calendar Year (and no Calendar Year that was previously the subject of an audit shall be subject to re-audit), and shall be limited to the pertinent books and records for any Calendar Year ending not more than thirty-six (36) months before the date of the request. The audit shall be performed at Seller’s sole expense by an independent certified public accounting firm of internationally recognized standing that is selected by Seller and reasonably acceptable to Purchaser. The accounting firm shall be required to enter into a reasonable and customary confidentiality agreement with Purchaser to protect the confidentiality of its books and records. Purchaser and its Affiliates shall make the relevant books and records reasonably available during normal business hours for examination by the accounting firm. Except as may otherwise be agreed, the accounting firm shall be provided access to such books and records at Purchaser’s and/or its Affiliates’ facilities where such books and records are normally kept. Upon completion of the audit, the accounting firm shall provide both Parties a written report disclosing whether or not the relevant reports or payments are correct, and the specific details concerning any discrepancies. The decision of the accounting firm shall be final and binding on the Parties absent manifest error. The accounting firm shall not provide to Seller any additional information or access to Purchaser’s or its Affiliates’ books and records. If the accounting firm conducting an audit pursuant to this Section 3.8(b) concludes as a result of such audit that any additional amounts were due and payable to Seller, such additional amounts shall be paid to Seller within thirty (30) Business Days of the date that the Parties receive such accountant’s written report. In the event that the total amount of any underpayments by Purchaser to Seller for the audited period exceeds five percent (5%) of the aggregate total amount that was properly due and payable to Seller for the audited period, then Purchaser shall also reimburse Seller for the documented, reasonable out of pocket Third Party expenses incurred in conducting the audit, except to the extent that such underpayment was due to any inaccurate or incomplete information provided to Purchaser by Seller.

(c)  During the Profit Sharing Period, once per fiscal quarter in a regularly scheduled meeting, which meeting shall not take place until at least ten (10) Business Days after the date Purchaser delivers to Seller a Quarterly Report, one or more Representatives of Purchaser shall meet with Seller and designees of Seller to discuss the Quarterly Reports for the prior fiscal quarter and the then-applicable Subsequent Quarter Budget (each such meeting, a “Quarterly Report Meeting”). Purchaser shall make available for each such Quarterly Report Meeting one or more Representatives of Purchaser with direct, overall managerial responsibility for the Product as well as Representatives with direct responsibility for the calculation of Net Sales, Other Income and Cost of Goods Sold, who shall respond to reasonable written inquiries of Seller and/or such designee regarding the applicable Quarterly Report and Subsequent Quarter Budget.

(d)  If the Seller believes that (each of the following, a “Disputed Item”) (i) any Milestone has occurred and a related Milestone Notice is not timely delivered by Purchaser, (ii) any Milestone Notice is inaccurate in whole or in part (including in respect of the Prepaid Milestone Calculations), or (iii) following such forty-five (45)-day period described in Section 3.5(b)(ii) (or such other period as mutually agreed to by the Parties), any Net Profit/Net Loss calculation is inaccurate in whole or in part (including the calculation of Net Sales, Other Income or Allowable Expenses), then the Seller shall promptly deliver written notice (a “Dispute Notice”) of such Disputed Item, in reasonable detail, to Purchaser; provided, however, that any Milestone Notice shall become final and binding upon the Parties forty-five (45) days following delivery thereof, unless prior to such date the Seller delivers a Dispute Notice in good faith in respect of such Milestone Notice to Purchaser. The Dispute Notice shall only include disagreements based on mathematical errors or based on Net Sales, the Prepaid Milestone Calculations or Net Profit/Net Loss not being calculated in accordance with this Agreement. During the thirty (30) days following the delivery of a Dispute Notice, Purchaser and Seller shall attempt in good faith to resolve any Disputed Item. If the Parties do not reach agreement with respect to any Disputed Item relating to any such matter within thirty (30) days after a Dispute Notice is delivered to Purchaser by the Seller, the Parties shall submit for arbitration all matters that remain in dispute and that were properly included in the Dispute Notice to an internationally recognized independent accounting firm (the “Accounting Expert”). The Accounting Expert shall be agreed upon by the Parties in writing or, if the Parties are unable to so agree in writing within thirty (30) days, then Purchaser and Seller shall each select such a firm and such firms shall jointly select a third internationally recognized independent public accounting firm to serve as the Accounting Expert. The Parties shall jointly instruct the Accounting Expert that it shall (A) review only the matters that were properly included in the Dispute Notice and which remain in dispute, (B) make its determination in accordance with the requirements of this Section 3.8(d), (C) not engage in any ex parte communication with Purchaser or Seller (or any of their respective Affiliates or Representatives) without the consent of both Purchaser and Seller, and (D) render its written decision as promptly as practicable but in no event later than thirty (30) days after submission to the Accounting Expert of all matters in dispute, provided that any determination made by the Accounting Expert shall not be outside the range established by the amounts, or the relative positions taken, by Purchaser, on the one hand, as set forth in the applicable Milestone Notice or its calculation of the applicable Net Profit/Net Loss, and by Seller, on the other hand, as set forth in the Dispute Notice. No Party will disclose to the Accounting Expert, and the Accounting Expert will not consider for any purpose, any settlement discussions or settlement offer made by any Party during their attempt to resolve the Disputed Items. The Accounting Expert’s determination shall be accompanied by a certificate of the Accounting Expert that it reached its decision in accordance with the provisions of this Section 3.8(d), including a worksheet setting forth the material calculations used in arriving at such determination and a calculation of the apportionment of fees, costs and expenses of the Accounting Expert in accordance with this Section 3.8(d). Each of Purchaser and Seller shall pay its own expenses of arbitration. The fees, costs and expenses of the Accounting Expert shall be allocated to and borne by Purchaser and Seller based on the inverse of the percentage that the Accounting Expert’s determination (before such allocation) bears to the total amount of the total items in dispute as originally submitted to the Accounting Expert. For example, should the items in dispute total in amount to one thousand dollars ($1,000) and the Accounting Expert awards six hundred dollars ($600) in favor of the Seller’s position, sixty percent (60%) of the costs of its review would be borne by Purchaser and forty percent (40%) of the costs would be borne by the Seller. Any decision rendered by the Accounting Expert shall be final and binding upon the Parties. All proceedings conducted by the Accounting Expert shall take place in New York, New York. Any underpayments in respect of Milestone Payments or Net Profits/Net Sales shall be paid by Purchaser within thirty (30) days of notification of the results of such decision and receipt of an invoice therefor from Seller. Any overpayments in respect of Milestone Payments or Net Profits/Net Sales shall be refunded by Seller to Purchaser or its designee within thirty (30) days of notification of the results of such decision and receipt of an invoice therefor from Purchaser.

3.9  Seller Closing Deliveries. At the Closing, Seller shall deliver, or cause to be delivered, to Purchaser the following:

(a)  each of the Ancillary Agreements to which Seller or any of its Affiliates is a party, duly executed by Seller or such Affiliate(s), as applicable (which in the case of the Bill of Sale, Assignment and Assumption Agreement(s) shall exclude the Delayed Assignment Contracts);

(b)  each of the Equity Financing Documents duly executed by Seller;

(c)  (i) pay-off letters, duly executed by each lender in respect of any Indebtedness secured by any Acquired Assets, as of the Closing Date, including the Lenders (as defined in the Oaktree Credit Agreement) and (ii) UCC-3 termination statements and other Encumbrance terminations or releases with respect to Seller’s Liabilities under the Oaktree Credit Agreement and any other credit or other agreement giving rise to an Encumbrance over any Acquired Assets, in each case, in form and substance reasonably satisfactory to Purchaser, evidencing the satisfaction in full of all Liabilities of Seller and its Affiliates thereunder and the release, discharge, removal and termination of all Encumbrances relating to such Liabilities;

(d)  a certificate, dated the Closing Date, signed by a duly authorized officer of Seller, certifying the fulfillment of the conditions set forth in Sections 7.2(a) and 7.2(b);

(e)  a properly completed and duly executed IRS Form W-9; and

(f)  subject to Sections 6.3 and 6.4, the Acquired Assets.

3.10  Purchaser Closing Deliveries. At the Closing, Purchaser shall deliver, or cause to be delivered, to Seller the following:

(a)  an amount equal to the Closing Date Payment, by wire transfer of immediately available funds in accordance with the Funds Flow Memorandum;

(b)  each of the Ancillary Agreements to which Purchaser or any of its Affiliates is a party, duly executed by Purchaser or such Affiliate(s), as applicable (which in the case of the Bill of Sale, Assignment and Assumption Agreement(s) shall exclude the Delayed Assignment Contracts);

(c)  each of the Equity Financing Documents to which Purchaser or any of its Affiliates is a party, duly executed by Purchaser or such Affiliate(s), as applicable;

(d)  a properly completed and duly executed IRS Form W-9; and

(e)  a certificate, dated the Closing Date, signed by a duly authorized officer of Purchaser, certifying the fulfillment of the conditions set forth in Sections 7.3(a) and 7.3(b).

3.11  Accounts Settlement.

(a)  Seller and Purchaser shall reconcile and settle all intercompany accounts between Seller, on the one hand, and Purchaser or NHSc Rx License GmbH, on the other hand, including payments for inventory shipments by Seller to Purchaser or its Affiliate and amounts payable to NHSc Rx License GmbH pursuant to Section 7.4 of the US License Agreement, through the Closing Date. A statement of such intercompany accounts as of March 31, 2024 is set forth on Exhibit J attached hereto. Such intercompany accounts as of March 31, 2024 shall be settled through a reduction of the Closing Date Payment by an amount equal to Seventeen Million Nine Hundred Thousand US Dollars ($17,900,000), such amount representing the net balance payable by Seller as of March 31, 2024 pursuant to such settlement. Seller shall, and Purchaser shall cause NHSc Rx License GmbH to, reconcile and settle all intercompany accounts arising under the US License Agreement with respect to the period from April 1, 2024 until the Closing Date in accordance with the terms of the US License Agreement; provided, that, for purposes of the period from April 1, 2024 through June 30, 2024, Seller and Purchaser, on behalf of itself and its Affiliates, acknowledge and agree that the intercompany accounts for such quarter represent only a True-Up Amount (as defined in the US License Agreement) of the amount set forth in Schedule 3.11(a) of the Seller Disclosure Letter due from Seller to NHSc Rx License GmbH.

(b)  At or prior to the Closing, Seller shall settle and discharge all Liabilities due and payable under the Acquired Contracts in the Ordinary Course of Business as of the Closing Date, other than the Assumed Liabilities. For the avoidance of doubt, Seller shall not be obligated to accelerate the settlement and discharge of any Liabilities that are due and payable under the Acquired Contracts after the Closing Date.

3.12  Fixed Asset and Inventory Statements.

(a)  As soon as practicable after the date hereof, and in any event prior to the Closing Date, Seller shall prepare and deliver to Purchaser a statement setting forth, to the extent practicable based on Seller’s accounting policies and procedures as of the date hereof (it being understood that Seller will not be required to generate any statement on fixed assets that it has not classified as of the date hereof), the following information with respect to each of the fixed assets included in the Acquired Assets (which, for the avoidance of doubt, shall include the Delayed Transferring Assets) as of 11:59 P.M. on the day preceding the Closing Date: (i) asset classification; (ii) location; (iii) asset number / unique identifier; (iv) detailed asset description (brand, make, model if purchased); (v) date placed into service; (vi) historical cost; (vii) depreciation method; (viii) useful life; and (ix) accumulated depreciation as of the Closing Date.

(b)  As soon as practicable after Closing, and in any event within ten (10) Business Days after the Closing Date, Seller shall undertake an evaluation of the Acquired Inventory in accordance with GAAP and on a basis which is consistent with the basis upon which the audited financial statements of Seller were prepared during the fiscal year immediately preceding the Closing Date, and prepare and deliver to Purchaser a statement of the Acquired Inventory as of 11:59 P.M. on the day preceding the Closing Date in the format attached hereto as Annex E, setting forth the asset type, location, Manufacturing process unit of measure, quantity and finished goods equivalent patient units.

3.13  Tax Allocation. The Purchase Price, the amount of the Assumed Liabilities (to the extent relevant in determining the purchase price for Tax purposes) and other relevant items shall be allocated among the Acquired Assets and the license granted to Purchaser pursuant to Section 6.9(a) in accordance with Section 1060 of the Code and the Treasury Regulations promulgated thereunder (and any similar provision of state, local or non-U.S. Tax Law, as appropriate) (the “Allocation”). The Allocation shall be delivered by Purchaser to Seller within seventy five (75) days after the Closing Date. Seller shall have sixty (60) days to review the Allocation and provide Purchaser with a notice of dispute (“Notice of Dispute”). If Seller does not timely provide a Notice of Dispute to Purchaser, the Allocation shall become final. If Seller timely provides Purchaser a Notice of Dispute, the Parties shall work in good faith for thirty (30) days to resolve such dispute relating to the Allocation. If the Parties are unable to resolve any such dispute, Seller and Purchaser (and their respective Affiliates) shall have no further obligation under this Section 3.13, and each Party (and its respective Affiliates) is free to make its own determination of the allocation for Tax reporting purposes. Any Allocation which is agreed upon by the Parties shall be final (the “Final Allocation”). The Parties agree that the transfer of the Acquired Assets constitutes a sale of the Acquired Assets for income Tax purposes and that the Purchase Price and Assumed Liabilities allocable to the Acquired Assets are paid (and assumed, respectively) in exchange for such sale. Except as required by applicable Law, Seller and Purchaser shall report the Tax consequences of the transactions contemplated by this Agreement in a manner consistent with the Final Allocation and shall not take any position inconsistent therewith in preparing any Tax Returns, IRS Form 8594 or any other Tax forms or filings or in connection with any Tax audit, controversy or litigation (unless otherwise required by a final determination, within the meaning of section 1313 of the Code (or similar provision of state, local or non-U.S. Tax Law)). The Parties shall promptly advise one another of the existence of any Tax audit, controversy or litigation related to any allocation hereunder.

3.14  Withholding Tax. Each Party (and each other applicable withholding agent) shall be entitled to deduct and withhold from any payments made pursuant to this Agreement any withholding Taxes or other amounts required to be deducted or withheld under any applicable federal, state, local or foreign Tax law. To the extent that any such amounts are so deducted or withheld and paid over to the applicable Governmental Entity, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made. As soon as practicable after any deduction or withholding is made, the Party making such deduction or withholding shall deliver to the other Party the original or copy of the official receipt issued by the relevant Governmental Entity evidencing such payment, supporting calculations of such amounts and other evidence of such payment reasonably satisfactory to such other Party. Each Party (and any other applicable withholding agent) shall provide, at least five (5) Business Days prior to the date of the applicable payment (or, in the case that such Party or such other withholding agent becomes aware of the requirement to so deduct and withhold fewer than five (5) Business Days prior to the date on which such deduction or withholding is required, promptly upon becoming so aware), written notice of any deduction or withholding it believes is applicable in connection with this Agreement to the other Party. The Parties agree to reasonably cooperate to apply for any exemption from, or reduction in, any withholding amounts described in this Section 3.14.

Article 4
representations and warranties of Seller

Except as (a) set forth in the Seller Disclosure Letter or (b) disclosed in the Seller SEC Documents (excluding exhibits and other information incorporated therein) filed with, or furnished to, the SEC and publicly available on the SEC’s EDGAR website from and after January 1, 2024 and prior to the date that is not less than two (2) Business Days prior to the date of this Agreement (excluding any disclosures contained in the “Risk Factors” section thereof, any disclosure contained in any “forward-looking statements” disclaimer or any other disclosure of risks or any other statements that are predictive or forward-looking in nature, but including any statements of historical facts or events included therein), provided, that disclosure in such Seller SEC Documents shall not be deemed to modify or qualify the representations and warranties in Sections 4.1, 4.2 or 4.18, Seller hereby makes, as of the date hereof and as of the Closing Date, the following representations and warranties to Purchaser:

4.1  Organization, Power and Standing.

(a)  Seller is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Seller is duly qualified to do business and in good standing in each jurisdiction wherein the character of its property, or the nature of the activities presently conducted by it, makes such qualification necessary, except where the failure to be so qualified or in such good standing would not have a Material Adverse Effect.

(b)  Seller has the requisite corporate power and authority to own or lease its properties and to conduct its business in the manner and in the places where such properties are owned or leased or such business is currently conducted, except as would not reasonably be expected, individually or in the aggregate, to be materially adverse to the Product, the Acquired Assets and the Assumed Liabilities, taken as a whole, or Seller’s ability to consummate the Transactions.

4.2  Authority, Non-Contravention, Required Filings.

(a)  Seller has the requisite corporate power and authority to execute and deliver this Agreement and, subject to the receipt of the Stockholder Approval, to perform its obligations hereunder and to consummate the transactions contemplated hereby. Subject to the receipt of the Stockholder Approval, as of the Closing, Seller or its Affiliates, as applicable, will have the requisite corporate or other entity power and authority to execute and deliver each Ancillary Agreement to which it will be a party, to perform its or their obligations thereunder and to consummate the transactions contemplated thereby. Except for receipt of the Stockholder Approval, the execution and delivery of this Agreement by Seller, the performance by Seller of its obligations hereunder and the consummation by Seller of the transactions contemplated hereby have been duly authorized by all necessary corporate or other entity action on the part of Seller. As of the Closing, the execution and delivery by Seller or its Affiliates, as applicable, of each Ancillary Agreement to which it will be a party, subject to the receipt of the Stockholder Approval, the performance by Seller or its Affiliates of its obligations thereunder and the consummation by Seller or its Affiliates of the transactions contemplated thereby will have been duly authorized by all necessary corporate or other entity action on the part of Seller or such Affiliates.

(b)  This Agreement has been duly executed and delivered by Seller and, assuming this Agreement has been duly executed and delivered by Purchaser, constitutes a valid and binding obligation of Seller, enforceable against it in accordance with its terms, and, as of the Closing, each Ancillary Agreement to which Seller or its Affiliates will be a party will have been duly executed and delivered by Seller or its Affiliates, as applicable, and will constitute a valid and binding obligation of Seller or such Affiliates, enforceable against it in accordance with its terms, in each case subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law). The Board has unanimously (x) determined that this Agreement and the Transactions, including the Asset Sale, are fair to and in the best interests of Seller and its stockholders and declared it advisable to enter into this Agreement with Purchaser; and (y) adopted resolutions approving this Agreement, the Transactions, including the Asset Sale, and the consummation of the other transactions contemplated hereby and to provide the stockholders of Seller with the Board Recommendation pursuant to the DGCL.

(c)  The execution and delivery of this Agreement by Seller does not, and the execution and delivery by Seller or its Affiliates, as applicable, of each Ancillary Agreement to which it is a party, as of the Closing, the performance by Seller or such Affiliate of its obligations hereunder or thereunder, and the consummation by Seller or such Affiliates, as applicable, of the Transactions will not (i) subject to receipt of the Stockholder Approval, contravene or conflict with any provision of the Organizational Documents of Seller or such Affiliate, (ii) subject to Seller’s receipt of the Consents listed in Schedule 4.2(c) of Seller Disclosure Letter, constitute a material breach or result in a material default under, or give to any Third Party any rights of termination, acceleration or cancellation under, any Acquired Contract or any Contract to which any of the Acquired Assets is subject, (iii) result in the creation of any Encumbrance, other than any Permitted Encumbrance, upon any of the Acquired Assets, and (iv) assuming compliance with the matters referred to in Section 4.2(d) and Section 5.2(d), and subject to the receipt of the Stockholder Approval, violate in any respect any provision of any Law to which Seller or such Affiliate or any of the Acquired Assets is subject, except, in the case of each of clauses (ii), (iii), and (iv) above, for any such breaches, violations, defaults or other occurrences, if any, as would not (A) materially and adversely affect the ability of Seller to consummate the Transactions, or (B) reasonably be expected, individually or in the aggregate, to be materially adverse to the Product, the Acquired Assets and the Assumed Liabilities, taken as a whole.

(d)  Except for (i) any filings or notices under the Competition Laws, (ii) the filing of the Seller FDA Letters as contemplated hereby, (iii) as may be required under the DGCL, the Exchange Act or the rules and regulations of the NASDAQ or (iv) filings with the SEC of the preliminary and definitive Proxy Statement relating to the Stockholders Meeting for the Stockholder Approval, the sale of the Acquired Assets and the Transactions, no Permit or Consent, waiting period expiration or termination, approval or authorization of, or designation, declaration or filing with, any Governmental Entity on the part of Seller or its Affiliates is required in connection with the execution or delivery by Seller of this Agreement, the execution and delivery by Seller or its Affiliates, as applicable, of each Ancillary Agreement as of the Closing, or the consummation of the Transactions.

4.3  Title to Acquired Assets.

(a)  Except as set forth in Schedule 4.3(a) of the Seller Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to be material to the Exploitation of the Product, the Acquired Assets and the Assumed Liabilities, taken as a whole, other than the Intellectual Property Rights which are addressed in Section 4.5, (i) Seller has good and marketable title to, or valid contract rights to, as applicable, all of the Acquired Assets free and clear of all Encumbrances (it being understood and agreed that any such Encumbrances on the Acquired Assets, including those created by or pursuant to any Existing Indebtedness, shall be released at Closing), and has complete and unrestricted power and unqualified right to sell, assign, transfer and deliver to Purchaser, as applicable, the Acquired Assets, (ii)  there are no adverse claims of ownership to the Acquired Assets and Seller has not received written notice that any Person has asserted a claim of ownership or right of possession or use in or to any of the Acquired Assets, and (iii) at the Closing, Purchaser will acquire from Seller good and marketable title to, or valid contract rights to, as applicable, all of the Acquired Assets, free and clear of all Encumbrances (in each case of clauses (i) – (iii) above, other than Permitted Encumbrances).

(b)  Except for the Excluded Assets, the rights set forth in the Cross-License Agreement and the services to be provided by Seller to Purchaser pursuant to the Transition Services Agreement, the Acquired Assets (assuming all Transferring Employees transfer to Purchaser or its Affiliates as of the Closing and assuming all approvals as may be required in connection with the consummation of the transactions contemplated hereby are obtained) constitute (i) all of the interests, assets and rights of Seller or any of its Affiliates acquired, conceived, collected, compiled, generated, reduced to practice or otherwise made, used or are reasonably useful in connection with the Exploitation of the Product by Seller and (ii) all of the interests, assets and rights of Seller or any of its Affiliates used or held for use in connection with the Exploitation of the Product. The Acquired Assets, together with the services to be provided by Seller to Purchaser pursuant to the Transition Services Agreement and the rights set forth in the Cross-License Agreement (assuming all Transferring Employees transfer to Purchaser or its Affiliates as of the Closing and assuming all approvals as may be required in connection with the consummation of the transactions contemplated hereby are obtained), are sufficient for the continued Exploitation of the Product after the Closing in all material respects as such activities were conducted prior to the Closing Date.

4.4  Financial Information.

(a)  Set forth on Schedule 4.4(a) of the Seller Disclosure Letter is the following information with respect to the Exploitation of the Acquired Assets and the Product (collectively, the “Financial Information”): (i) Seller’s statements of “Allowable Expenses” (solely for the purpose of this Section 4.4(a), as defined in the US License Agreement) for Calendar Year 2023 and the first Calendar Quarter of Calendar Year 2024, and (ii) Seller’s invoices for Product supplied pursuant to the US License Agreement and the Supply Agreement (as defined in the US License Agreement) for each month in the Calendar Year 2023 and the first Calendar Quarter of Calendar Year 2024, disregarding any adjustments made in respect of Pre-Launch Supply Costs (as defined in the US License Agreement) pursuant to the Section 9.2 of the US License Agreement.

(b)  The Financial Information is an accurate and true presentation of and does not materially misstate the Allowable Expenses (as defined in the US License Agreement) incurred by Seller and its Affiliates in connection with the Exploitation of the Product and the Supply Costs (solely for the purpose of this Section 4.4(b), as defined in the US License Agreement) and the Manufacturing Costs (solely for the purpose of this Section 4.4(b), as defined in the US License Agreement) for the periods covered thereby. The Financial Information was prepared in accordance with, and derived from, the books and accounts and other financial records of Seller which are maintained by Seller in accordance with GAAP, applied consistently by Seller for the respective periods presented and were prepared in accordance with the US License Agreement.

4.5  Intellectual Property.

(a)  Except as set forth in Schedule 4.5(a) of the Seller Disclosure Letter, Seller or its Affiliates solely and exclusively owns or Controls all right, title and interest to the Acquired IP, in each case, free and clear of all Encumbrances (other than Permitted Encumbrances) except as provided in the MSK Agreement with respect to the MSK Patents. Seller has the right and authority to transfer all of its Intellectual Property Rights in respect of the Acquired IP to Purchaser, and except pursuant to the Existing Agreements, MSK Agreement or Cross-License Agreement, it has not previously transferred or granted any right, license or interest in or to the Acquired IP that would conflict with or limit the scope of any of the Intellectual Property Rights to be transferred to Purchaser under this Agreement.

(b)  Except as provided in the MSK Agreement and the Oaktree Credit Agreement or as listed in Schedule 4.5(b) of the Seller Disclosure Letter, the Acquired IP is not subject to any liens in favor of, or written claims of ownership by, any Third Party.

(c)  Schedule 4.5(c) of the Seller Disclosure Letter sets forth a complete and accurate list as of the Closing Date of all Contracts pursuant to which any Acquired IP is (i) licensed to Seller or its Affiliates by any other Person, or (ii) licensed by Seller to any other Person (including any obligations of such other Person to make any fixed or contingent payments, including royalty payments), in each case of (i) and (ii), other than (A) software licenses for unmodified commercially available off the shelf software, (B) employee proprietary inventions agreements (or similar employee agreements), or (C) non-exclusive licenses granted under customer contracts entered into in the Ordinary Course of Business in connection with the commercial sale of the Product. Any in-licenses under clause (i) necessary to use the Acquired IP is listed on Schedule 4.5(c) of the Seller Disclosure Letter. All material obligations for payment of monies currently due and payable by Seller and other material obligations in connection with such Contracts have been satisfied in a timely manner.

(d)  There are no actual, pending, or, to Seller’s knowledge, alleged or threatened, Actions involving the Product or the Acquired IP by or against Seller or any of its Affiliates in the Territory.

(e)  To Seller’s knowledge, no Third Party is infringing, violating or misappropriating the Acquired IP in the Territory.

(f)  To Seller’s knowledge, (i) the Exploitation of, and the conduct of Medical Affairs Activities in respect of, the Product existing as of the Closing Date do not and will not infringe, violate, or misappropriate the valid Intellectual Property Rights of any Third Party and (ii) Seller has not received any claim alleging any such infringement.

(g)  To Seller’s knowledge, the conception, development and reduction to practice of the Acquired IP have not constituted or involved the misappropriation of Trade Secrets or other proprietary rights or property of any Third Party.

(h)  To Seller’s knowledge, (i) none of the Patents in the Acquired IP are invalid or unenforceable, in whole or in part, (ii) no claim has been issued or served, and Seller has not received any written threat of an Action made by any Person, against Seller or any of its Affiliates that alleges that any Patents in the Acquired IP is invalid or unenforceable, and (iii) all Patents in the Acquired IP are being diligently prosecuted, in Seller’s discretion, in the applicable patent offices in accordance with applicable Law and have been filed and maintained properly and correctly and all applicable fees have been paid on or before the due date for payment.

(i)  Seller and its Affiliates have taken all reasonable measures to maintain the confidentiality of Know-How and Trade Secrets owned by Seller included in the Acquired IP. The Know-How and Trade Secrets that are owned or Controlled by Seller and its Affiliates in connection with the Exploitation of the Product have not been used, disclosed to or, to Seller’s knowledge, discovered by any Person except pursuant to written non-disclosure or license agreements which have not, to Seller’s knowledge, been breached.

(j)  (i) All individuals who participated in the invention or authorship of any of the inventions claimed in the Patents in the Acquired IP have made effective assignments to Seller of all ownership rights therein either pursuant to a written agreement or by operation of applicable Law and (ii) to Seller’s knowledge, all inventors of an invention claimed in a Patent contained in the Acquired IP are listed in such Patent.

(k)  Seller has (i) prosecuted and maintained each of the Patents in the Acquired IP in good faith and complied with all duties of disclosure with respect thereto and (ii) to the knowledge of Seller, submitted all material prior art with respect to the Patents in the Acquired IP to the appropriate patent authority in each jurisdiction to the extent required by such patent authority.

(l)  The MSK Agreement is in full force and effect as of the Closing Date, and Seller and its Affiliates are, and to Seller’s knowledge, MSK is, in compliance with the MSK Agreement as of the Closing Date. Other than pursuant to the MSK Agreement, no funding, facilities, personnel or other resources of any Governmental Entity or university or other academic institution or academic research center has been used in connection with the conception, invention, reduction to practice, development or other creation by or on behalf of Seller and its Affiliates of any Acquired IP.

(m)  Other than this Agreement, the Existing Agreements, Cross-License Agreement, and Transition Services Agreement, neither Seller nor any of its Affiliates are bound by any non-competition agreements related to the Product.

(n)  The Acquired IP constitutes all Intellectual Property registered with a governmental authority and, to the Seller’s knowledge, all Know How and Trade Secrets, in each case, owned by Seller or its Affiliates that is used or held for use primarily for the Exploitation of Vowst as conducted by Seller as of immediately before the Closing.

(o)  The Acquired IP, together with the Intellectual Property Rights licensed to Purchaser under the Cross-License Agreement, constitute all Intellectual Property owned or Controlled by Seller that are necessary for the Exploitation of Vowst as conducted by Seller as of immediately before the Closing.

4.6  Data Privacy and Security.

(a)  With respect to the Product and the Acquired Assets, Seller complies, and since June 1, 2021, has complied, in all material respects with the Privacy Policies, all applicable Data Protection Laws, and all applicable Data Processing Contracts (collectively, “Data Privacy and Security Requirements”). Without limiting the generality of the foregoing, during the past (3) years, Seller (i) has acquired, collected, processed, used, transferred, disposed of, protected and secured (collectively, “Processed”) Personal Information in connection with the Product and the Acquired Assets in accordance with applicable Data Privacy and Security Requirements in all material respects, including as necessary to transfer such Personal Information to Purchaser under this Agreement; (ii) has made all necessary disclosures to and obtained any necessary consents from the applicable data subjects to receive, access, use and disclose Personal Information Processed in connection with the Product and Acquired Assets as required by applicable Data Protection Laws in all material respects, including as necessary to transfer such Personal Information to Purchaser under this Agreement; and (iii) has not received any written complaints, claims, demands, inquiries or other notices, including any notice of investigation, from any Person (including any Governmental Entity) regarding any noncompliance with applicable Data Protection Laws in connection with the Product and the Acquired Assets.

(b)  Since June 1, 2021, the Privacy Policies have made all disclosures to employees or other data subjects to the extent required by Data Protection Laws, and none of such disclosures made or contained in the Privacy Policies has been inaccurate, misleading or deceptive in any material respect. No Privacy Policy prevents the transfer of Personal Information to Purchaser under this Agreement, and to the knowledge of the Seller, no Privacy Policy is in material violation of any Data Protection Laws.

(c)  Seller has established, maintains and complies in all material respects with a written information security program with respect to the Product and the Acquired Assets that (i) complies with all applicable Data Privacy and Security Requirements in all material respects; (ii) includes and incorporates commercially reasonable administrative, technical, organization and physical security procedures and measures designed to preserve the confidentiality, integrity and availability of Personal Information and confidential information Processed by Seller in connection with the Product and the Acquired Assets; (iii) is designed to protect against material Security Incidents; and (iv) permits the secure transfer of Personal Information to Purchaser under this Agreement.

(d)  With respect to the Product and the Acquired Assets, since June 1, 2021: (i)  there has been no material Security Incident or other unauthorized use, access to, interruption, or corruption of any Personal Information; and (ii) Seller has not received written complaints from, notices from or actions conducted or claims asserted by any Person, including any Governmental Entity, against Seller regarding any actual or alleged Security Incident.

4.7  Acquired Contracts.

(a)  Schedule 4.7(a)-1 (Acquired Contracts) of the Seller Disclosure Letter sets forth a true and accurate list of all Contracts (excluding the Excluded Contracts and inventor assignments and inventorship agreements entered into in the Ordinary Course of Business) of the following types, in each case that are primarily related to the Exploitation of the Product by or on behalf of Seller and its Affiliates:

(i)  any Contract with any supplier of goods or services that (A) has resulted in or that is reasonably expected to result in expenditures of Seller or its Affiliates of more than Two Hundred Fifty Thousand US Dollars ($250,000) in 2023 or 2024, (B) requires Seller of its Affiliates to purchase all of its requirements for any good or service from such supplier, or (C) contains any minimum or “take or pay” purchase or volume requirements;

(ii)  any Contract with any customer that (A) has resulted in or that is reasonably expected to result in sales of the Product of more than Two Hundred Fifty Thousand US Dollars ($250,000) in 2023 or 2024, (B) requires Seller or its Affiliates to sell the Product exclusively to such customer, or (C) obligates Seller or its Affiliates to provide the Product with equal or preferred pricing terms as compared to the pricing terms offered by Seller or its Affiliates to any other customer, including any Contract with any “most favored nation” provision;

(iii)  any Contract under which Seller is a lessee of or holds or operates any equipment, vehicle, or other tangible personal property that is owned by another Person and that has resulted in or that is reasonably expected to result in expenditures by Seller or its Affiliates of more than Two Hundred Fifty Thousand US Dollars ($250,000) in 2023 or 2024;

(iv)  any Contract with a sales representative, manufacturer’s representative, distributor, dealer, broker, sales agency, advertising agency, or other Person engaged in sales, distribution, or promotional activities for or on behalf of Seller or its Affiliates, in each case that (A) has resulted in or that is reasonably expected to result in expenditures by Seller or its Affiliates of more than Two Hundred Fifty Thousand US Dollars ($250,000) in 2023 or 2024, or (B) grants such Person exclusive rights to sell, distribute, or promote the Product in any geographical area;

(v)  any Contract that includes any right of first offer or refusal or other similar term favoring any other Person;

(vi)  any Contract under which any other Person has agreed to perform any services for Seller that are required to be performed by Seller under any other Contract;

(vii)  any Contract relating to the acquisition of any business, equity interests, or assets of any other Person (whether by merger, sale of equity interests, sale of assets, or otherwise) and that is primarily related to the Exploitation of the Product;

(viii)  any Contract primarily related to the sale or other disposition of the Product or the Acquired Assets, other than the sale of inventory in the Ordinary Course of Business;

(ix)  other than the Existing Agreements, any Contract relating to any joint venture, partnership, strategic alliance, or similar relationship;

(x)  any Contract under which Seller has, directly or indirectly, made any advance, loan, or extension of credit to, or capital contribution or other investment in, any other Person;

(xi)  other than the Existing Agreements, any Contract that limits the freedom of Seller or its Affiliates to compete with any Person or in any geographical area or that otherwise restricts the Exploitation of the Product;

(xii)  any Contract restricting the ability of Seller or its Affiliates to solicit or hire any other Person in connection with the Exploitation of the Product;

(xiii)  any power of attorney, except any such power of attorney that is terminated at or prior to the Closing;

(xiv)  any Contract with any Governmental Entity in connection with the Exploitation of the Product;

(xv)  any Contract not made in the Ordinary Course of Business and primarily related to the Exploitation of the Product; and

(xvi)  any other Contract that is primarily related to the Exploitation of the Product and not previously disclosed pursuant to this Section 4.7.

Correct and complete copies of each such Contract have been made available to Purchaser or its advisors, except (A) to the extent any such Contract has been redacted to (x) enable compliance with Laws relating to antitrust or the safeguarding of data privacy or (y) comply with confidentiality obligations owed to Third Parties or (B) as indicated on Schedule 4.7(a)-1 (Acquired Contracts) of the Seller Disclosure Letter. Other than the Contracts set forth on Schedule 2.2(f), Schedule 4.7(a)-1 (Acquired Contracts), and Schedule 4.7(a)-2 (Shared Contracts) of the Seller Disclosure Letter, there are no other Contracts that are material to the Exploitation of the Product. Schedule 4.7(a)-2 (Shared Contracts) of the Seller Disclosure Letter sets forth a true and accurate list of all Shared Contracts (excluding the Excluded Contracts).

(b)  Except as set forth on Schedule 4.7(b) of the Seller Disclosure Letter, (i)  each of the Acquired Contracts (x) represents a valid and binding obligation of Seller or its Affiliate as a party thereto and, to the knowledge of Seller, each other party thereto, (y) is enforceable against Seller or its Affiliate (as applicable) and, to the knowledge of Seller, each other party thereto, in accordance with its terms, and (z) is in full force and effect, subject to (A) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (B) general equitable principles (whether considered in a proceeding in equity or at Law), and (ii) neither Seller nor any of its Affiliates nor, to the knowledge of Seller, any other party thereto is in breach of or default under, or has provided or received any written notice of any intention to terminate, any of the Acquired Contracts, or has committed or failed to perform any act which, with or without notice, lapse of time or both would constitute a breach of or default under any of the Acquired Contracts.

(c)  (i) There are no material disputes under any Acquired Contract and (ii) neither Seller nor its Affiliates (if applicable), nor, to the knowledge of Seller, any other party to any Acquired Contract has taken, or failed to take, any action that would cause any Acquired Contract to terminate or fail to renew in accordance with its terms. Subject to obtaining the consents described on Schedule 4.7(c) of the Seller Disclosure Letter, with respect to each Acquired Contract, Purchaser will have the same rights under such Acquired Contract from and after the Closing as Seller or its applicable Affiliate has as of immediately before the Closing, and the consummation of the transactions contemplated hereby will not impair any such rights in any material respect or otherwise prevent such Acquired Contract from continuing in full force and effect without penalty or other adverse consequence following the Closing. Subject to obtaining the consents described on Schedule 4.7(c) of the Seller Disclosure Letter, immediately following the Closing, each Acquired Contract will continue to be in full force and effect, and valid, binding and enforceable in accordance with its terms.

4.8  Compliance with Law; Regulatory Approvals.

(a)  Seller is, and since June 1, 2021, has been, in compliance in all material respects with all Laws applicable to the Exploitation of the Product and the Acquired Assets. Since June 1, 2021, Seller has not received any written notice from a Governmental Entity alleging that it is not in material compliance with any Law applicable to the Exploitation of the Product or the Acquired Assets.

(b)  Seller holds all material Regulatory Approvals required for the conduct of the business and operations of Seller as such business and operations relate to the Exploitation of the Product or the Acquired Assets and all such material Regulatory Approvals have been validly issued and are in full force and effect. Seller has no knowledge of any facts or circumstances that would be reasonably likely to lead to the revocation, suspension, limitation, or cancellation of any material Regulatory Approval required under applicable Laws for the Exploitation of the Product or the Acquired Assets. Seller is the sole and exclusive owner of all of the Regulatory Approvals and none of the Regulatory Approvals have been sold, conveyed, delivered, transferred or assigned to another party. To Seller’s knowledge, there are no facts, circumstances or conditions that would reasonably be expected to prevent the transfer or re-issuance of any such Regulatory Approval to Purchaser or its designated Affiliates on or after the Closing Date pursuant to and in accordance with Section 6.3.

(c)  (i) To Seller’s knowledge, Seller has made available to Purchaser all notices of inspection, inspection reports, warning letters, deficiency letters or similar communication received by Seller or its Affiliates regarding or related to the Product and (ii) Seller has prepared, filed, maintained or retained all material Regulatory Documentation relating to the Product that is required to be maintained or reported pursuant to Regulatory Authorities and such items have been prepared in accordance with the applicable requirements of all applicable Laws, and to Seller’s knowledge, such material Regulatory Documentation does not contain any materially false or misleading statements.

(d)  Since June 1, 2021, to Seller’s knowledge, neither Seller, nor any of its Affiliates, nor any of their respective officers, employees, agents, or contractors has made, with respect to the Product, an untrue statement of a material fact to any Governmental Entity or in any material reports, applications, statements, documents, registrations, filings, corrections, updates, amendments, supplements, and submissions required to be filed and maintained under applicable Law or failed to disclose a material fact required to be disclosed to such Governmental Entity or in any such reports, applications, statements, documents, registrations, filings, corrections, updates, amendments, supplements, and submissions.

(e)  All Data with respect to the Product that have been provided to a Regulatory Authority as of the date hereof have been generated in compliance in all material respects with applicable Health Care Laws.

(f)  (i) Since June 1, 2021, all Development and Manufacturing activities conducted by or for the benefit of Seller or its Affiliates with respect to the Product have been conducted in all material respects in compliance with all applicable Health Care Laws and (ii) to Seller’s knowledge, no contract manufacturer of Seller or its Affiliates with respect to the Product has received any written communication from any Governmental Entity that alleges that Seller, its Affiliates or such contract manufacturer is, with respect to the Product, in material violation of any applicable Health Care Laws.

(g)  Since June 1, 2021, to Seller’s knowledge, in the course of the Development of the Product, Seller has not used any employee or consultant who has been debarred by any Regulatory Authority, or was the subject of debarment proceedings by a Regulatory Authority, and to Seller’s knowledge, no such employees or consultants have been used by any Third Party contractor of Seller in connection with the Development of the Product. All Third Party contractors engaged by Seller in connection with the Development of the Product are engaged pursuant to Contracts prohibiting the use of any such employee or consultant.

4.9  Litigation; Court Orders.

(a)  There is no, and since June 1, 2021, there has not been any, material Action pending or, to the knowledge of Seller, threatened in writing against or affecting Seller or any of its Affiliates relating to the Exploitation of the Product or the Acquired Assets.

(b)  There is no, and since June 1, 2021, there has not been, any material Court Order, or settlement agreement, consent agreement, memorandum of understanding or disciplinary agreement with any Governmental Entity, to which any of the Acquired Assets is or was subject or otherwise related to the Exploitation of the Product. Seller and its Affiliates have complied with all Court Orders, and settlement agreements, consent agreements, memoranda of understanding or disciplinary agreements with any Governmental Entity, to which any of the Acquired Assets is or was subject.

(c)  There are no Actions pending or, to the knowledge of Seller, threatened by or against Seller with respect to this Agreement or the transactions contemplated by this Agreement.

4.10  Taxes.

(a)  There are no Encumbrances for Taxes upon any of the Acquired Assets, other than Permitted Encumbrances.

(b)  Except as set forth on Schedule 4.10(b) of the Seller Disclosure Letter, Seller has timely filed all income and other material Tax Returns in respect of the Acquired Assets with respect to any period ending on or prior to the Closing Date that it was required to file. All such Tax Returns were correct and complete in all material respects. All Taxes shown as due on such Tax Returns with respect to the Acquired Assets and all other Taxes due and payable with respect to the Acquired Assets have been paid or will be timely paid by the due date thereof.

(c)  Except as set forth on Schedule 4.10(c) of the Seller Disclosure Letter, no audit, investigation, dispute, claims or proceeding by or before any other Governmental Entity is currently in progress or has been conducted since June 1, 2021, with respect to the Acquired Assets.

(d)  No assessment or deficiency for any Tax or adjustment to any Tax item has been proposed or threatened in writing by a Governmental Entity relating to the Acquired Assets that has not been resolved.

(e)  There are no unexpired waivers or extensions of the statute of limitations relating to any Taxes with respect to the Acquired Assets.

(f)  Seller has no unclaimed or abandoned property or escheat obligation with respect to the Acquired Assets.

(g)  All material Taxes that are required to be withheld, with respect to the Acquired Assets by Seller from amounts owing to any employee, creditor, equity holder or other Person, and remitted to any Governmental Entity have been properly withheld and remitted.

(h)  No claim has ever been made by any Governmental Entity in a jurisdiction in which Seller does not file Tax Returns that Seller is or may be subject to taxation or required to file Tax Returns in that jurisdiction, in each case with respect to the Acquired Assets.

(i)  None of the Acquired Assets is a United States real property interest, as defined in Section 897(c) of the Code.

4.11  Employees and Labor Matters.

(a)  Seller has made available to Purchaser a true, complete and correct list, as of July 1, 2024, of the following information for each individual employed by the Seller or its Affiliates dedicated to the manufacture and supply chain operations of the Product (“Supply Chain Employees”), plus additional employees identified by Seller and Purchaser prior to the reference date that would meet the business needs of Purchaser with respect to the ongoing business of the Product under its ownership (“Identified Employees” and, together with the Supply Chain Employees, the “Employees”), and for each such Employee listed: such Employee’s (i) current annual base salary or base hourly rate, (ii) if applicable, annual incentive compensation opportunity, (iii) job title, (iv) hire date, (v) work location, (vi) whether full-time or part-time and whether exempt or non-exempt, and (vii) whether absent from active employment and if so, the date such absence commenced, the reason for such absence, and the anticipated date of return to active employment.

(b)  Schedule 4.11(b) of the Seller Disclosure Letter sets forth each contract for each individual independent contractor engaged by Seller or its Affiliates providing services related to the Exploitation of the Product.

(c)  Seller and its Affiliates are, and have been, in material compliance with all Laws relating to the employment of labor, including but not limited to all such Laws relating to wages, hours, overtime, meal and break periods, discrimination, retaliation, leaves of absence, immigration, child labor, safety and health, collective bargaining, workers’ compensation, unemployment compensation, the WARN Act and employee classifications. All independent contractors and consultants providing personal services to Seller or its Affiliates have in all material respects been properly classified as independent contractors for purposes of all Laws, including Laws with respect to employee benefits, and all Employees have been properly classified under the Fair Labor Standards Act.

(d)  Except as set forth on Schedule 4.11(d) of the Seller Disclosure Letter, since June 1, 2021, (i) neither Seller nor its Affiliates has effectuated a “plant closing” (as defined in the WARN Act) affecting any site of employment or one or more facilities or operating units within any site of employment or facility, (ii) there has not occurred a “mass layoff” (as defined in the WARN Act) in connection with Seller or its Affiliates affecting any site of employment or one or more facilities or operating units within any site of employment or facility, and (iii) neither Seller nor its Affiliates has been affected by any transaction or engaged in layoffs or employment terminations sufficient in number to trigger application of the WARN Act. No employee of Seller or its Affiliates has experienced an “employment loss,” as defined by the WARN Act or any similar applicable Law, requiring notice to employees in the event of a closing or layoff, within the past ninety (90) days.

(e)  Seller or its Affiliates have investigated or reviewed all sexual harassment or other harassment, discrimination, retaliation, or material policy violation allegations involving any (i) Employees, or (ii) independent contractors providing services related to the Exploitation of the Product, in each case, of which Seller had knowledge since June 1, 2021. With respect to each such allegation, where appropriate, Seller or its applicable Affiliate has taken corrective action that is reasonably calculated to prevent further improper action under Seller’s applicable policies.

(f)  There have been no U.S. Department of Homeland Security or U.S. Department of Labor violations, investigations or adverse findings or penalties imposed against Seller or its Affiliates with respect to any Employees since June 1, 2021. Seller and its Affiliates have complied, and are in compliance, in all material respects, with the Immigration Reform and Control Act of 1986. Seller or its Affiliates, as applicable, have maintained I-9 employment authorization files on all of the Employees.

(g)  There have not been any material Actions initiated, negotiated or litigated with Seller or its Affiliates by any of the Employees with respect to their employment or benefits incident thereto, or by any Governmental Entity, including harassment and discrimination claims, wage and hour claims, and claims arising under workers’ compensation Laws, which are currently or have been pending since June 1, 2021 and, to Seller’s knowledge, there is no state of facts or event which would reasonably be expected to form the basis of any such controversy, grievance, claim or Action.

(h)  None of the Employees have terms and conditions of employment that are subject to a collective bargaining agreement to which Seller or its Affiliates is a party. There is no labor strike, dispute, slow down, work stoppage, unresolved material labor union grievance or labor arbitration proceedings, pending, or to Seller’s knowledge, threatened against Seller or its Affiliates with respect to any such Employees and, to Seller’s knowledge, there are no union organizing activities pending.

4.12  Seller Benefit Plans.

(a)  Schedule 4.12(a) of the Seller Disclosure Letter sets forth a true, complete and accurate list of all material Seller Benefit Plans as of the date of this Agreement.

(b)  A copy or summary of material terms of each of the material Seller Benefit Plans, in each case as in effect on the date of this Agreement, has been made available to Purchaser.

(c)  Except as would not result in Liability to Purchaser, all Seller Benefit Plans comply in form in all material respects with all requirements of applicable Law and have been administered in all material respects in accordance with their terms and with all applicable requirements of Law, and no event has occurred which will or would reasonably be expected to cause any such Seller Benefit Plan to fail to comply with such requirements and no notice has been issued by any Governmental Entity questioning or challenging such compliance. All Seller Benefit Plans that are subject to section 409A of the Code comply in all material respects with section 409A of the Code in form and have been administered in all respects in compliance with their terms and section 409A of the Code.

(d)  Each Seller Benefit Plan that is an employee pension benefit plan is the subject of a favorable determination letter issued by the Internal Revenue Service with respect to the qualified status of such plan under section 401(a) of the Code and the tax-exempt status of any trust which forms a part of such plan under section 501(a) of the Code, and to the Seller’s knowledge, no event has occurred which will or would reasonably be expected to give rise to disqualification of any such plan under such sections.

(e)  None of the assets of any Seller Benefit Plan are invested in employer securities or employer real property. Except as would not result in Liability to Purchaser, to the Seller’s knowledge there have been no “prohibited transactions” (as described in section 406 of ERISA or section 4975 of the Code) with respect to any Seller Benefit Plan and none of Seller or any of its ERISA Affiliates has engaged in any prohibited transaction. None of Seller or any of its ERISA Affiliates is a nonqualified entity within the meaning of section 457A of the Code. No Seller Benefit Plan or any contract, agreement, plan, policy, or arrangement with any Employee or individual independent contractor of Seller or any of its ERISA Affiliates provides for a “gross-up” or similar payment in respect of any Taxes that may become payable under Sections 409A or 4999 of the Code.

(f)  Except as would not result in Liability to Purchaser, there have been no acts or omissions by Seller or any of its ERISA Affiliates which have given rise to or may give rise to interest, fines, penalties, taxes or related charges under section 502 of ERISA or Chapters 43, 47, 68 or 100 of the Code for which Seller or any of its ERISA Affiliates may be liable or under section 409A of the Code for which Seller or any participant in any Seller Benefit Plan that is a nonqualified deferred compensation plan (within the meaning of section 409A of the Code) may be liable. No event has occurred, and no conditions or circumstance exists, that would reasonably be expected to subject Purchaser, to material penalties or excise taxes under Sections 4980D or 4980H of the Code or any other provision of the Healthcare Reform Laws.

(g)  Except as set forth on Schedule 4.12(g) of the Seller Disclosure Letter, neither the consummation of the transactions contemplated by this Agreement nor the execution of this Agreement will (whether separately or together with any other action that would not by itself) (i) accelerate the time of vesting or the time of payment, or increase the amount, of compensation due to any Employee of Seller or any of its ERISA Affiliates or (ii) result in any excess parachute payments (as defined in section 280G of the Code (without regard to subsection (b)(4) thereof)) to any Employee.

(h)  Except as would not result in Liability to Purchaser, there are no material Actions (other than routine claims for benefits) pending or, to the Seller’s knowledge, threatened involving any Seller Benefit Plan or the assets thereof and no facts exist which could give rise to any such actions, suits or claims (other than routine claims for benefits).

(i)  Neither Seller nor any of its ERISA Affiliates has now or at any time within the preceding six (6) years had an obligation to contribute to, or any Liability with respect to: (i) a plan subject to Title IV of ERISA, (ii) a “multiemployer plan” (as defined in Section 3(37) of ERISA), (iii) a “multiple employer plan” within the meaning of Section 413(c) of the Code, (iv) a “multiple employer welfare arrangement” within the meaning of Section 3(40) of ERISA, or (v) post-retirement medical or life insurance benefits, other than (A) statutory liability for providing group health plan continuation coverage under Part 6 of Title I of ERISA and section 4980B of the Code or applicable state Law at the sole cost of the individual or (B) during the severance period under an employment contract or severance benefit plan that has been made available to Purchaser.

4.13  Absence of Certain Developments. Since March 31, 2024, (a) the Acquired Assets have been maintained in the Ordinary Course of Business; (b) the Exploitation of the Product has been conducted in the Ordinary Course of Business; and (c) there has not occurred any event or events that, individually or in the aggregate, have had, or would reasonably be expected to have, a Material Adverse Effect. Without limiting the generality of the foregoing, since March 31, 2024, except as set forth on Schedule 4.13 of the Seller Disclosure Letter, Seller has not, in respect of maintaining the Acquired Assets and the Exploitation of the Product, as applicable:

(i)  mortgaged, leased, pledged or otherwise encumbered any Acquired Assets or sold, transferred, licensed, failed to maintain, permitted to lapse or otherwise disposed of any Acquired Assets except in the Ordinary Course of Business, in each case, other than (A) Permitted Encumbrances and (B) in connection with the sale of inventory, goods or services in the Ordinary Course of Business;

(ii)  made any capital expenditures in an aggregate amount of more than Five Hundred Thousand US Dollars ($500,000);

(iii)  entered into any transaction with any Affiliate of Seller that (A) is not on an arm’s-length basis or (B) would be binding on the Acquired Assets or the Exploitation of the Product after the Closing;

(iv)  terminated any Acquired Contract (other than any termination that occurs pursuant to the terms thereof without any action on the part of Seller or any of its Affiliates), or made any material amendment to, waived any material right or granted a license under or assigned any Acquired Contract;

(v)  entered into any material Contract primarily relating to the Exploitation of the Product that involve payments in excess of One Hundred Fifty Thousand US Dollars ($150,000) or that are not terminable within ninety (90) days or less at the option of the Seller, other than Contracts entered into in the Ordinary Course of Business;

(vi)  made or changed any Tax election, changed any annual Tax accounting period, filed any amended Tax Return, entered into any closing agreement, settled any Tax claim or assessment, consented to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or adopted or changed any accounting principle, policy, or procedure used by Seller regarding Taxes, in each case with respect to the Acquired Assets, to the extent such actions would have an adverse effect on the Acquired Assets or Purchaser after the Closing Date;

(vii)  accelerated or delayed collection of any Accounts Receivable in advance of or beyond their regular due dates or the dates when the same would have been collected in the Ordinary Course of Business;

(viii)  delayed or accelerated payment of any Liability beyond or in advance of its due dates or the date when such Liability would have been paid in the Ordinary Course of Business;

(ix)  with respect to the Exploitation of the Product, (A) materially changed any practices with respect to inventory levels of the Product, including Product maintained at the wholesale, chain or institutional levels other than in the Ordinary Course of Business or (B) entered into or establish any material new business practices or programs or change or modify in any material way any business practices or program other than in the Ordinary Course of Business;

(x)  waived any material claims or rights that relate solely or primarily to the Acquired Assets or the Assumed Liabilities;

(xi)  commenced or settled any Action material to the Exploitation of the Product, the Acquired Assets or the Assumed Liabilities; or

(xii)  agreed to do, committed, approved, or authorized any of the foregoing.

4.14  Real Property.

(a)  Neither Seller nor any of its Affiliates own or have owned or have any right to acquire, any real property that is used primarily in the Exploitation of the Product.

(b)  Schedule 4.14(b) of the Seller Disclosure Letter sets forth a true, complete and correct list as of the date hereof of all Acquired Contracts, including any and all amendments and other modifications of such Acquired Contracts (each, a “Real Property Lease”), pursuant to which Seller or any of its Affiliates leases or subleases, as tenant or subtenant, any real property that is used primarily in the Exploitation of the Product (“Leased Real Property”), together with the address of the Leased Real Property. Seller has provided to Purchaser a true, complete and correct copy of all Real Property Leases. Seller or its Affiliate, as applicable, has a valid leasehold interest free and clear of all Encumbrances (other than Permitted Encumbrances) under each Real Property Lease to which it is a party. Each such Real Property Lease is in full force and effect and constitutes a legal, valid and binding obligation of Seller or its Affiliate, as applicable, and, to the knowledge of Seller, the other parties thereto, in accordance with its terms, in each case subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law). Neither Seller or its applicable Affiliate nor, to the knowledge of Seller, any other party to a Real Property Lease is in material default under such Real Property Lease. Except as set forth on Schedule 4.14(b) of the Seller Disclosure Letter, neither Seller nor its applicable Affiliate subleases, as sublessor, any portion of the real property subject to any Real Property Lease to any other Person. Neither Seller nor any of its Affiliates owes or will owe in the future any brokerage commissions or finders’ fees with respect to any Real Property Lease. All of the landlord’s obligations to construct tenant improvements under each associated Real Property Lease have been paid and performed in all material respects and all concessions from the landlord under each associated Real Property Lease have been paid and performed in all material respects. The other party to the associated Real Property Lease is not an Affiliate of Seller or any of its Affiliates, and otherwise does not have any economic interest in Seller or any of its Affiliates. Neither Seller nor any of its Affiliates have collaterally assigned or granted any security interest in any Leased Real Property or any interest therein. Seller has not received written notice of any actual or threatened condemnation, eminent domain or similar Action affecting any part of the Leased Real Property. To the knowledge of Seller, the Leased Real Property is not subject to any actual or threatened condemnation, eminent domain or similar Action.

(c)  To the knowledge of Seller, all buildings, structures, fixtures, improvements, and building systems, and all components thereof, included in the Leased Real Property that are now being used for the Exploitation of the Product (the “Improvements”) are in good condition and repair in all material respects (subject to normal wear and tear) and sufficient for the Exploitation of the Product as currently conducted.

4.15  Condition of the Acquired Assets. To the Seller’s knowledge, all tangible assets included within the Acquired Assets are free from material defects (other than such minor defects as do not interfere with the intended use thereof in the conduct of normal operations), are in good operating condition (reasonable wear and tear excepted), and are suitable for the uses for which intended.

4.16  Inventory. As of the Closing Date: (a) the Acquired Inventory will have been acquired or produced in the Ordinary Course of Business, (b) the Acquired Inventory will not be held on consignment, (c) the Acquired Inventory will have been Manufactured, labeled and stored in accordance with GMP and all applicable Laws, Regulatory Approvals and specifications, (d) the Acquired Inventory will be in good, saleable and useable condition, (e) the Acquired Inventory will not be adulterated or misbranded, and (f) finished goods inventory will have been tested in accordance with established protocol sufficient to release the Product for sale in the United States in accordance with applicable Law, except in each case as would not, individually or in the aggregate, reasonably be expected to be materially adverse to the Exploitation of the Product, the Acquired Assets and the Assumed Liabilities.

4.17  Product Liability. Since June 1, 2021, no claims have been made against Seller or any of its Affiliates or their insurers alleging any personal injury, death or economic damages, punitive or exemplary damages, contribution or indemnification, or any material defects in the Product, or alleging any material failure of the Product or the marketing thereof to meet the requirements of applicable Laws and, to the knowledge of Seller, no such claim has been threatened, except in each case for such claims that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. No payment or settlement of any kind has been made in response to or in anticipation of any such claim.

4.18  Brokers. Except for Lazard Frères & Co, LLC and Houlihan Lokey Capital, Inc., neither Seller nor any of its Affiliates has incurred, nor will it incur, directly or indirectly, any Liability for brokers’ or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby for which Purchaser or its Affiliates will be liable.

4.19  Accuracy of Proxy Statement. None of the information included or incorporated by reference in the proxy statement (such proxy statement and any amendments thereof or supplement thereto, the “Proxy Statement”) to be filed with the SEC in connection with this Agreement will, at the date it is first mailed to Seller’s stockholders or at the time of the Stockholders Meeting or at the time of any amendment or supplement thereof, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Notwithstanding the foregoing, no representation or warranty is made by Seller with respect to statements made or incorporated by reference therein based on information supplied by Purchaser expressly for inclusion or incorporation by reference in the Proxy Statement. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange Act.

4.20  Exclusivity of Representations. SELLER ACKNOWLEDGES AND AGREES THAT PURCHASER HAS MADE NO REPRESENTATION OR WARRANTY WHATSOEVER RELATED TO THE PRODUCT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND SELLER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, EXCEPT, IN EACH CASE, FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN Article 5, THE ANCILLARY AGREEMENTS TO BE ENTERED INTO AT THE CLOSING AND THE CERTIFICATE DELIVERED BY PURCHASER PURSUANT TO SECTION  3.10(e). NOTWITHSTANDING ANYTHING IN THIS SECTION 4.20 TO THE CONTRARY, (A) NOTHING IN THIS AGREEMENT SHALL IN ANY WAY RESTRICT, LIMIT OR OTHERWISE ADVERSELY IMPACT SELLER’S OR ITS AFFILIATES’ RIGHTS OR REMEDIES WITH RESPECT TO FRAUD COMMITTED BY OR ON BEHALF OF PURCHASER OR ANY OF ITS AFFILIATES CONCERNING ANY MATTER SET FORTH IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, (B) ANY EXERCISE OF ANY SUCH RIGHTS OR REMEDIES BY SELLER OR ITS AFFILIATES WITH RESPECT TO ALLEGED FRAUD SHALL NOT CONSTITUTE A BREACH OF THIS SECTION 4.20, AND (C) NO ACKNOWLEDGMENT OR REPRESENTATION OR WARRANTY BY SELLER MAY BE USED AS A DEFENSE AGAINST ANY CLAIM OF FRAUD MADE BY SELLER OR ITS AFFILIATES.

Article 5
representations and warranties of Purchaser

Purchaser hereby makes, as of the date hereof and as of the Closing Date, the following representations and warranties to Seller:

5.1  Organization, Power and Standing.

(a)  Purchaser is a société anonyme duly organized, validly existing and in good standing under the Laws of Switzerland. Purchaser is duly qualified to do business and in good standing in each jurisdiction where the operations of its business requires such qualification, except where the failure to be so qualified or in such good standing would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(b)  Purchaser has the requisite corporate power and authority to own and operate its business as presently conducted.

5.2  Authority, Non-Contravention, Required Filings.

(a)  Purchaser has the requisite corporate or other entity power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. As of the Closing, Purchaser or its Affiliates, as applicable, will have the requisite corporate or other entity power and authority to execute and deliver each Ancillary Agreement, to perform its or their obligations thereunder and to consummate the transactions contemplated thereby. The execution and delivery of this Agreement by Purchaser and the performance by Purchaser of its obligations hereunder and the consummation by Purchaser of the transactions contemplated hereby have been duly authorized by all necessary corporate or other entity action on the part of Purchaser. As of the Closing, the execution and delivery of each Ancillary Agreement by Purchaser or its Affiliates, as applicable, the performance by Purchaser or its Affiliates of its obligations thereunder and the consummation by Purchaser or its Affiliates of the transactions contemplated thereby will have been duly authorized by all necessary corporate or other entity action on the part of Purchaser or such Affiliates.

(b)  This Agreement has been duly executed and delivered by Purchaser and constitutes a valid and binding obligation of Purchaser, enforceable against it in accordance with its terms, and, as of the Closing, each Ancillary Agreement will have been duly executed and delivered by Purchaser or its Affiliates, as applicable, and will constitute a valid and binding obligation of Purchaser or such Affiliates, enforceable against it in accordance with its terms, in each case subject to (i) the effects of bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and other similar Laws relating to or affecting the enforcement of creditors’ rights generally and (ii) general equitable principles (whether considered in a proceeding in equity or at Law).

(c)  The execution and delivery of this Agreement by Purchaser does not, and the execution and delivery of each Ancillary Agreement by Purchaser or its Affiliates, as applicable, as of the Closing, the performance by Purchaser or its Affiliates, as applicable, of its obligations hereunder and thereunder and the consummation by Purchaser or its Affiliates, as applicable, of the Transactions will not (i) contravene or conflict with any provision of the Organizational Documents of Purchaser or its Affiliates, as applicable, (ii) contravene, conflict with, constitute a material breach or result in a material default under, or give to any Third Party any rights of termination, amendment, acceleration or cancellation under, any contract or agreement to which Purchaser or its Affiliates, as applicable, is a party or is otherwise bound, or (iii) assuming compliance with the matters referred to in Section 4.2(d) and Section 5.2(d), violate in any respect any provision of any Law to which Purchaser or any of its Affiliates, as applicable, is subject, except, in the case of each of clauses (ii) and (iii) above, for any such breaches, violations, defaults or other occurrences, if any, that would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Transactions.

(d)  No permit, consent, waiting period expiration or termination, approval or authorization of, or designation, declaration or filing with, any Governmental Entity on the part of Purchaser or any of its Affiliates is required in connection with the execution or delivery by Purchaser or any of its Affiliates of this Agreement or any Ancillary Agreement as of the Closing, or the consummation of the Transactions other than (i) any filings or notices under the Competition Laws, (ii) the Purchaser FDA Letters, and (iii) such permits, consents, approvals, authorizations, designations, declarations or filings the absence of which would not, individually or in the aggregate, reasonably be expected to prevent or materially delay the ability of Purchaser to consummate the Transactions.

5.3  Sufficient Funds Available. Purchaser and its applicable Affiliates have, and will have as of the Closing, sufficient funds available to make the payments required hereunder, including the Closing Date Payment, and to perform their respective obligations to be performed as of and following the Closing (including payment of the Closing Date Payment) and to pay the fees and expenses of Purchaser and its applicable Affiliates incurred in connection with the transactions contemplated by this Agreement.

5.4  Litigation. There are no Actions pending or, to the knowledge of Purchaser, threatened by or against Purchaser with respect to this Agreement or the transactions contemplated by this Agreement.

5.5  Brokers. Except for Evercore Inc., Purchaser has not incurred, nor will it incur, directly or indirectly, any Liability for brokers’ or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or the consummation of the transactions contemplated hereby for which Seller or its Affiliates will be liable.

5.6  Exclusivity of Representations.

(a)  PURCHASER ACKNOWLEDGES AND AGREES THAT NEITHER SELLER NOR ANY OF ITS AFFILIATES HAVE MADE ANY REPRESENTATION OR WARRANTY WHATSOEVER RELATED TO THE PRODUCT OR THE TRANSACTIONS CONTEMPLATED HEREBY, AND PURCHASER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, EXCEPT, IN EACH CASE, FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES CONTAINED IN Article 4, THE ANCILLARY AGREEMENTS TO BE ENTERED INTO AT THE CLOSING AND THE CERTIFICATE DELIVERED BY SELLER PURSUANT TO SECTION 3.9(d).

(b)  Without limiting the representations and warranties of Seller and its Affiliates set forth in Article 4, the Ancillary Agreements to be entered into at the Closing and the certificate delivered by Seller pursuant to Section 3.9(d), Purchaser is relying on its own investigation, examination and valuation of the Acquired Assets, the Product and in effecting the Transactions. Purchaser has made all inspections and investigations of the Acquired Assets and the Product deemed necessary or desirable by Purchaser. Purchaser is purchasing the Acquired Assets and entering into this Agreement and the Ancillary Agreements based on the results of its inspections and investigations, and not in reliance on any representation or warranty of Seller or any of its Affiliates not expressly set forth in Article 4 of this Agreement, the Ancillary Agreements to be entered into at the Closing and the certificate delivered by Seller pursuant to Section 3.9(d). In light of these inspections and investigations and the representations and warranties made to Purchaser by Seller in Article 4 hereof, Purchaser is relinquishing any right to any claim (whether in warranty, contract, tort (including negligence or strict liability) or otherwise) based on any warranties other than those expressly set forth in Article 4 of this Agreement, the Ancillary Agreements to be entered into at the Closing and the certificate delivered by Seller pursuant to Section 3.9(d). Purchaser acknowledges and agrees that, except as otherwise expressly set forth in this Agreement and the Ancillary Agreements, the Acquired Assets are sold “as is, where is” and Purchaser and its Affiliates agree to accept the Acquired Assets on the Closing Date in the condition they are in based on their own inspection, examination and determination with respect to all matters, and without reliance upon any express or implied representations or warranties of any nature made by, on behalf of or imputed to Seller or its Affiliates. PURCHASER (ON BEHALF OF ITSELF AND EACH OF ITS AFFILIATES) AGREES THAT THE WARRANTIES GIVEN BY SELLER AND ITS AFFILIATES IN Article 4 AND IN THE ANCILLARY AGREEMENTS ARE IN LIEU OF, AND PURCHASER (ON BEHALF OF ITSELF AND EACH OF ITS AFFILIATES) HEREBY EXPRESSLY WAIVES ALL RIGHTS TO, ANY IMPLIED WARRANTIES THAT MAY OTHERWISE BE APPLICABLE BECAUSE OF THE PROVISIONS OF THE UNIFORM COMMERCIAL CODE OR ANY OTHER STATUTE, INCLUDING THE WARRANTIES OF MERCHANTABILITY AND FITNESS FOR A PARTICULAR PURPOSE.

(c)  In connection with Purchaser’s investigation of the Acquired Assets, Purchaser has received from Seller (or any of its Affiliates or Representatives, as applicable) various forward-looking statements regarding the Acquired Assets and the Product (as may include any estimates, assumptions, projections, forecasts or plans) (the “Forward-Looking Statements”). Purchaser acknowledges and agrees that: (i) there are uncertainties inherent in attempting to make the Forward-Looking Statements; (ii) Purchaser and its Representatives are familiar with such uncertainties; (iii) Purchaser is taking full responsibility for making its own investigation, examination and valuation of the Acquired Assets and the Product and has employed outside professionals (including its Representatives) to assist it with the foregoing; (iv) Purchaser is taking full responsibility for making its own evaluation of the adequacy and accuracy of all Forward-Looking Statements; (v) Purchaser and its Representatives are not relying on any Forward-Looking Statement in any manner whatsoever except to the extent set forth in the representations and warranties of Seller and its Affiliates in Article 4, the Ancillary Agreements and the certificate delivered by Seller pursuant to Section 3.9(d); and (vi) with respect to the Forward-Looking Statements, Purchaser and its Representatives shall have no claim (whether in warranty, contract or tort (including negligence or strict liability)) against Seller or any of its Affiliates except in regard to any breach of the representations and warranties of Seller and its Affiliates set forth in Article 4, the Ancillary Agreements and the certificate delivered by Seller pursuant to Section 3.9(d). Purchaser acknowledges and agrees that neither Seller nor its Affiliates make any representation or warranty with respect to any Forward-Looking Statement (including the reasonableness of the assumptions underlying any of the Forward-Looking Statements) unless expressly set forth in the representations and warranties of Seller and its Affiliates in Article 4, the Ancillary Agreements and the certificate delivered by Seller pursuant to Section 3.9(d).

(d)  NOTWITHSTANDING ANYTHING IN THIS SECTION 5.6 TO THE CONTRARY, (I) NOTHING IN THIS AGREEMENT SHALL IN ANY WAY RESTRICT, LIMIT OR OTHERWISE ADVERSELY IMPACT PURCHASER’S OR ITS AFFILIATES’ RIGHTS OR REMEDIES WITH RESPECT TO FRAUD COMMITTED BY OR ON BEHALF OF SELLER OR ANY OF ITS AFFILIATES CONCERNING ANY MATTER SET FORTH IN THIS AGREEMENT OR THE ANCILLARY AGREEMENTS, (II) ANY EXERCISE OF ANY SUCH RIGHTS OR REMEDIES BY PURCHASER OR ITS AFFILIATES WITH RESPECT TO ALLEGED FRAUD SHALL NOT CONSTITUTE A BREACH OF THIS SECTION 5.6, AND (III) NO ACKNOWLEDGMENT OR REPRESENTATION OR WARRANTY BY PURCHASER MAY BE USED AS A DEFENSE AGAINST ANY CLAIM OF FRAUD MADE BY PURCHASER OR ITS AFFILIATES.

Article 6
covenants and agreements

6.1  Conduct Prior to Closing. During the period beginning on the date of this Agreement through the earlier of the Closing Date and the date of termination of this Agreement in accordance with Article 8 (the “Pre-Closing Period”), Seller shall, and shall cause its Affiliates to, (x) conduct its business with respect to the Product and the Acquired Assets in the Ordinary Course of Business, and in all material respects in accordance with applicable Law, (y) use its commercially reasonable efforts to preserve the goodwill of such business and the present relationships with Employees (which efforts shall not include granting to Employees special financial or equity incentives unless the Parties mutually agree on a retention plan and funding responsibilities therefor), customers, vendors, suppliers, manufacturers and others having commercial relationships with such business and (z) except as the same may be restricted by applicable Competition Laws, consult with Purchaser regarding any material developments, strategic or other material decisions concerning the Exploitation of the Product or the Acquired Assets. Without limiting the generality of the foregoing, except as set forth on Schedule 6.1 of the Seller Disclosure Letter, Seller shall not, and shall cause its Affiliates not to, without the prior written consent of Purchaser (not to be unreasonably withheld, conditioned or delayed), do any of the following:

(a)  mortgage, lease, pledge or otherwise encumber any Acquired Assets or sell, transfer, license, fail to maintain, permit to lapse or otherwise dispose of any Acquired Assets except in the Ordinary Course of Business, in each case, other than (A) Permitted Encumbrances and (B) in connection with the sale of inventory, goods or services in the Ordinary Course of Business;

(b)  terminate any Acquired Contract (other than any termination that occurs pursuant to the terms thereof without any action on the part of Seller or any of its Affiliates), or make any material amendment to, waive any material right or grant a license under or assign any Acquired Contract;

(c)  waive any material claims or rights that relate solely or primarily to the Acquired Assets or the Assumed Liabilities;

(d)  enter into any material Contract relating to the Exploitation of the Product, other than Contracts with respect to the sale of inventory entered into in the Ordinary Course of Business or purchase orders, change orders, and statements of work entered into under existing agreements in the Ordinary Course of Business;

(e)  commence or settle any Action material to the Exploitation of the Product, the Acquired Assets or the Assumed Liabilities;

(f)  abandon, fail to maintain or allow to lapse, or grant any license or sublicense under or with respect to any Acquired IP, other than in the Ordinary Course of Business;

(g)  with respect to the Exploitation of the Product, (i) materially change any practices with respect to inventory levels of the Product, including Product maintained at the wholesale, chain or institutional levels other than in the Ordinary Course of Business or (ii) enter into or establish any material new business practices or programs or change or modify in any material way any business practices or program other than in the Ordinary Course of Business;

(h)  make or change any Tax election, change any annual Tax accounting period, filed any amended Tax Return, entered into any closing agreement, settle any Tax claim or assessment, consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, or adopt or change any accounting principle, policy, or procedure used by Seller regarding Taxes, in each case in respect of the Acquired Assets, to the extent such actions would have an adverse effect on the Acquired Assets or Purchaser after the Closing Date;

(i)  (i) grant any promotion, increase in the base salary or wages, bonus opportunity, commission rates or severance benefits payable to any Employee; (ii) establish, adopt, enter into or amend in any material respect any material Seller Benefit Plan for Employees; or (iii) take any action to accelerate any rights or benefits of Employees under any material Seller Benefit Plan, in each case, except (A) as required by applicable Law or the terms of any Seller Benefit Plan in effect as of the date hereof or (B) with respect to clauses (ii) and (iii), in the Ordinary Course of Business and as applies to substantially all similarly situated employees of Seller or its Affiliates who are not Employees; provided that with respect to clause (iii), Seller shall promptly notify Purchaser of any such acceleration; or

(j)  agree or commit to do any of the foregoing.

6.2  Publicity. Other than any press release or Form 8-K of a Party that has been agreed in writing by Purchaser and Seller to be issued by such Party following entry into this Agreement, no Party to this Agreement shall originate or permit any of their respective Representatives to originate any publicity, news release or other public announcement, written or oral, or otherwise make any public statement relating to this Agreement or any of the Ancillary Agreements or the existence of any arrangement between the Parties, without the prior written consent of the other Party, whether named in such publicity, news release or other public announcement or statement or not, except where such publicity, news release or other public announcement or statement is required by applicable Law or any listing or trading agreement concerning its or its Affiliates’ publicly traded securities; provided that in such event, the Party issuing the same shall consult with the other Party, whether named in such publicity, news release or public announcement or statement or not, a reasonable time prior to its release to allow the other Party to comment thereon and, after its release, shall provide the other Party with a copy (or transcription) thereof. Notwithstanding the foregoing, Purchaser and Seller may make announcements to their respective investors and employees, reporters and other similar outlets and recipients that are consistent with the Parties’ prior mutually agreed public disclosures regarding the transactions contemplated by this Agreement and information that has become publicly available by virtue of Seller’s proxy filings or other securities filings related to this Agreement or otherwise. For the avoidance of doubt, the contents of any press release or similar publicity that has been reviewed and approved by the reviewing Party in accordance with this Section 6.2, and any publications made in accordance with Section 6.2, can be re-released or re-published by either Party without a requirement for re-approval.

6.3  Transfer of Acquired Regulatory Approvals, Regulatory Documentation and Marketing Records.

(a)  Except as otherwise contemplated in the Transition Services Agreement, within ten (10) Business Days after the Closing Date, Purchaser and Seller shall submit all documentation, including filing with the FDA the Purchaser FDA Letters and the Seller FDA Letters (and providing a copy to the other party), and subsequently, take all other actions reasonably necessary to effectuate the transfer to Purchaser of ownership of the Acquired Regulatory Approvals.

(b)  Except as otherwise contemplated in the Transition Services Agreement, Seller shall (i) transfer to Purchaser the Acquired Regulatory Documentation, the Acquired Marketing Records and the Acquired Books and Records within fifteen (15) Business Days following the Closing Date via virtual data room or other file-share platform reasonably acceptable to Purchaser (or such other method as mutually agreed by the Parties) and (ii) solely to the extent any Acquired Regulatory Documentation, Acquired Marketing Records and Acquired Books and Records held by or on behalf of Seller and its Affiliates is only available in paper format, deliver to Purchaser (or such other location as Purchaser may designate in advance of such delivery) such documents in paper format as soon as reasonably practicable following the Closing Date and in any event within forty five (45) days following the Closing Date; provided, that, with respect to clause (b)(ii), if such Acquired Regulatory Documentation, the Acquired Marketing Records or the Acquired Books and Records are required to be retained by Seller for the performance of the Services (as defined in the Transition Services Agreement) pursuant to the Transition Services Agreement, such Acquired Regulatory Documentation, the Acquired Marketing Records or the Acquired Books and Records shall be delivered to Purchaser within ten (10) Business Days after the expiration or early termination of the Service Period (as defined in the Transition Services Agreement) for the applicable Service (as defined in the Transition Services Agreement). Notwithstanding anything to the contrary, Seller may retain an archival copy of all such Acquired Regulatory Documentation, Acquired Marketing Records and Acquired Books and Records.

6.4  Third Party Consents.

(a)  Notwithstanding anything to the contrary in this Agreement, with respect to any Contract or Regulatory Approval that is included in the Acquired Assets, this Agreement will not constitute an agreement to assign or transfer, whether directly or indirectly, any such Contract or Regulatory Approval, or any claim, right, or benefit arising under or resulting from any such Contract or Regulatory Approval, if (i) an assignment or transfer of such Contract or Regulatory Approval, without the Consent of any applicable Third Party, would constitute a breach or violation of such Contract or Regulatory Approval, impose any Liability on Purchaser or any of its Affiliates under such Contract or Regulatory Approval, result in the termination, cancellation, or revocation of such Contract or Regulatory Approval, or result in the creation of any Encumbrance on any of the Acquired Assets and (ii) such Consent is not obtained at or prior to the Closing; provided, however, that, without limiting Seller’s obligations under Section 6.4(c) and 6.3, Seller shall, and shall cause its Affiliates to, use, prior to the Closing Date and for a period of twelve (12) months after the Closing Date, commercially reasonable efforts to obtain all necessary Consents to the assignment and transfer thereof.

(b)  If the Consent of any Third Party has not been obtained with respect to any Contract or Regulatory Approval that is included in the Acquired Assets, in each case as contemplated by Section 2.1 at or prior to the Closing (each such Contract or Regulatory Approval, a “Non-Assignable Asset”), then until such time as such Consent is obtained, (i) Purchaser and its Affiliates shall be entitled to the benefits of such Contract or Regulatory Approval accruing after the Closing to the extent that Seller or its Affiliate may provide such benefits without violating the terms of such Contract or Regulatory Approval or any applicable Law, (ii) Seller shall, and shall cause its Affiliates to, enforce, at the request of and for the benefit of Purchaser, any rights of Seller or its Affiliates arising thereunder against any Third Party, including the right to seek any available remedies or to elect to terminate in accordance with the terms thereof upon the request of Purchaser and (iii) Purchaser or its applicable Affiliate shall perform, at the written direction of Seller, the obligations of Seller to be performed after the Closing under such Contract or Regulatory Approval (to the extent Purchaser or any of its Affiliates is receiving such benefits). Without limiting the generality of the foregoing or Seller’s obligations under Section 6.4(c) and 6.3, at the written request of Purchaser, Seller shall, and shall cause its Affiliates to, use its commercially reasonable efforts to cooperate with, and assist, Purchaser’s efforts in obtaining a replacement Contract or Regulatory Approval with respect to any Non-Assignable Asset following Closing.

(c)  To the extent that any Regulatory Approvals that are included in the Acquired Assets are not transferable or assignable to Purchaser or its Affiliates, Seller shall use its, and shall cause its Affiliates to use their, commercially reasonable efforts to cooperate with, and assist, Purchaser or its Affiliates in obtaining such Regulatory Approvals to be issued in Purchaser’s or its Affiliate’s name on or after Closing, including reasonably assisting with Purchaser’s or its Affiliate’s preparation of applications and corresponding with Governmental Entities.

6.5  Governmental Consents.

(a)  On the terms and subject to the conditions of this Agreement, each Party shall use its reasonable best efforts to cause the Closing to occur as promptly as practicable after the date of this Agreement, including taking all reasonable actions necessary (i) to comply promptly with all legal requirements that may be imposed on it or any of its Affiliates with respect to the Closing and (ii) to obtain or make each Consent of or with a Governmental Entity that, if not obtained or made, would have a material adverse effect on the ability of the Parties to consummate the transactions contemplated by this Agreement; provided that notwithstanding the foregoing or anything else in this Agreement to the contrary, Purchaser shall not be required to license, sell, divest, hold separate, or otherwise dispose of any of Purchaser’s own assets or take any action that limits any freedom of action with respect to Purchaser’s ability to retain or operate any of its businesses, other than with respect to the Product.

(b)  As soon as reasonably practicable and advisable after the date of this Agreement, the Parties shall each make all required registrations and filings with Governmental Entities, and seek all required approvals under the Competition Laws. As of the date hereof, the Parties have filed their respective notification and report form and the waiting period has expired pursuant to the HSR Act. The Parties shall use their respective commercially reasonable efforts to provide any additional information requested by any Governmental Entity under any applicable Competition Law as promptly as practicable and advisable.

(c)  Subject to applicable legal limitations, including redaction where necessary, and the instructions of any Governmental Entity, during the Pre-Closing Period, each Party agrees, solely with respect to the transactions between the Parties contemplated hereby, to (i) cooperate and consult with the other Party; (ii) furnish to the other Party such necessary information and assistance as the other Party may reasonably request in connection with its preparation of any notifications or filings with, or requests for additional information from, any Governmental Entity; (iii) keep each other apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other Party with copies of notices or other communications received by such Party from, or given by such Party to, any Third Party and/or any Governmental Entity with respect to such transactions; (iv) permit the other Party to review and incorporate the other Party’s reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining the necessary Consents; and (v) not participate in any substantive meeting or discussion, either in person or by telephone, with any Governmental Entity unless, to the extent not prohibited by such Governmental Entity, it gives the other Party the opportunity to attend and observe any such meeting or discussion.

(d)  Purchaser and Seller shall each be responsible for paying fifty percent (50%) of the fees payable (whether by Purchaser, Seller or their respective Affiliates) to any Governmental Entity in connection with any filings made pursuant to Competition Laws in accordance with this Section 6.5.

6.6  Support. Following the Closing, Purchaser and its Affiliates, on the one hand, and Seller and its Affiliates, on the other hand, shall reasonably cooperate with each other in the defense or settlement of any Liabilities or Actions claimed or commenced by Third Parties involving the Product, the Acquired Assets, this Agreement or the Ancillary Agreements, in each case for which the other Party has responsibility under this Agreement, by providing the other Party and such other Party’s legal counsel reasonable access to employees, records, documents, data, equipment, facilities, products, parts, prototypes and other information primarily related to the Product or the Acquired Assets, as such other Party may reasonably request, to the extent maintained or under the possession or control of the requested Party; provided, however, that such access shall not unreasonably interfere with Purchaser’s or its Affiliates’, or Seller’s or its Affiliates’, as the case may be, respective businesses; provided, further, that either Party may restrict the foregoing access to the extent that (a) such restriction is required by applicable Law, (b) such access or provision of information would reasonably be expected to result in a violation of confidentiality obligations to a Third Party or (c) disclosure of any such information would be reasonably likely to result in the loss or waiver of the attorney-client or other legal privilege. The requesting Party shall reimburse the other Party for reasonable out-of-pocket expenses paid by the other Party to Third Parties in performing its obligations under this Section 6.6.

6.7  Regulatory Matters.

(a)  From and after the Closing Date, subject to the Quality Agreement, Purchaser shall be responsible for satisfying all pharmacovigilance obligations with respect to the Product under applicable Law, and Seller agrees to notify Purchaser, at the contact information set forth in the packaging and labeling of the Product, as soon as reasonably practicable (and in any event, within forty eight (48) hours during the term of the Transition Services Agreement) of any information of which it becomes aware concerning any product complaints and Adverse Event with respect to the Product or fecal microbiota spores live-brpk; provided that, during the period from the Closing Date until the BLA Transfer Date, Purchaser shall reasonably consult with Seller with respect to the conduct of pharmacovigilance activities with respect to the Product. Subject to the Transition Services Agreement and to the extent allowable under applicable Health Care Laws, after the Closing, Purchaser shall be responsible for investigating all complaints and Adverse Events with respect to the Product (whether sold before or after Closing).

(b)  The Parties acknowledge and agree that, from the Closing Date until the date that the FDA has effectively transferred the Vowst BLA (the “BLA Transfer Date”):

(i)  Seller shall have the sole right to communicate with the FDA regarding the Vowst BLA, which communications shall be conducted at the reasonable direction of Purchaser, and Seller shall reasonably consult with Purchaser in connection with the content of any such communications to the FDA regarding the Vowst BLA, except for such routine correspondence as may be required in connection with the maintenance of the Vowst BLA. Purchaser shall not make any communications with the FDA with respect to the Vowst BLA prior to the BLA Transfer Date without the prior written approval of Seller, which shall not be unreasonably withheld, except that Purchaser shall have the right to communicate directly with the FDA regarding the Purchaser FDA Letters in response to requests from FDA directed to Purchaser, without consulting with Seller in connection with any such communications.

(ii)  From and after the Closing, Purchaser shall be responsible for paying all fees first coming due and payable after the Closing in respect of the Vowst BLA, regardless of whether such fee payments are sent to the FDA or other Governmental Entity by Seller or Purchaser and such fees paid during the Profit Sharing Period shall constitute Allowable Expenses; provided, however, that Seller shall provide Purchaser reasonable assistance as reasonably requested by Purchaser to facilitate Purchaser’s actions described in this Section 6.7(b)(ii) or as otherwise contemplated or required under the this Agreement; provided, further, Seller shall be responsible for paying the fee payable in respect of the Product pursuant to the U.S. Prescription Drug User Fee Act for the period beginning on October 1, 2024 and ending on September 30, 2025 (the “PDUFA Fee”), which amount shall constitute and be reflected in the first Quarterly Report as an Allowable Expense paid by Seller.

(iii)  Seller shall provide Purchaser with notice of all material meetings, conferences and discussions scheduled with any relevant Regulatory Authority concerning Regulatory Filings and/or Regulatory Approvals relating to the Product as promptly as practicable, and in any event within five (5) Business Days, after Seller has knowledge of such meeting, conference or discussion.

(iv)  Purchaser will have the right to attend, and Purchaser and Seller shall reasonably agree on the attendees and objectives with respect to, any formal meetings, conferences or discussions with the FDA relating to the Vowst BLA.

(c)  From and after the BLA Transfer Date, subject to the Quality Agreement, Purchaser shall be solely responsible and liable for (a) taking all actions and conducting all communication with the appropriate Governmental Entity required by applicable Health Care Laws in respect of the Vowst BLA, including preparing and filing all reports with the appropriate Governmental Entity; (b) taking all actions and conducting all communications with Third Parties or Governmental Entities in respect of Product sold pursuant to such Vowst BLA (whether sold before or after the Closing), including responding to all complaints in respect thereof, and (c) investigating all complaints and reports of adverse experiences in respect of Product sold or distributed pursuant to the Vowst BLA (whether sold before or after the Closing); provided, however, that Seller shall provide Purchaser reasonable assistance and reasonable access to Seller’s books as otherwise contemplated or required under this Agreement.

(d)  The Parties acknowledge that Employees, advisors, and independent contractors who have been involved in the Exploitation of the Product (“Key Personnel”), may have information necessary or reasonably useful to enable Purchaser to enjoy the value of the Acquired Assets (the “Business Information”). Purchaser anticipates that, Key Personnel may be hired or engaged by Purchaser or its Affiliates. The Parties acknowledge that Key Personnel may have entered into employment agreements or other written agreements with Seller or its Affiliates, that contain (i) obligations of confidentiality, non-use and non-disclosure with respect to any information related to the Exploitation of the Product, or (ii) non-compete obligations with respect to the Exploitation of the Product (“Key Personnel Agreements”). Seller hereby consents, during the term of Key Personnel’s employment or engagement by Purchaser, to Key Personnel’s disclosure or use of Business Information in furtherance of Purchaser’s business efforts.

6.8  Trade Notification. From the date hereof through the Closing, Seller and Purchaser shall cooperate in good faith to agree in writing on the method and content of the notifications to customers and suppliers and other applicable third parties of the sale of the Acquired Assets to Purchaser hereunder; provided that Seller shall have the sole right to deliver such notifications to customers and suppliers prior to the Closing. Purchaser (prior to the Closing) and Seller (after the Closing) shall not make any communications or give any other notices to customers or suppliers or other applicable third parties relating to the transactions contemplated hereby prior to the date of, or inconsistent with the terms of, such written agreement.

6.9  Seller Retained IP.

(a)  Subject to the Cross-License Agreement, Purchaser covenants that neither Purchaser nor any of its Affiliates shall use in any manner any Seller Retained IP, including any Seller Names, except as expressly permitted in this Section 6.9. Seller (on behalf of its and its Affiliates) hereby grant to Purchaser a limited, nonexclusive, fully paid up transition license to continue using the Seller Names (i) for a period of six (6) months after the Closing Date, for the purpose of creating new inventory, signage or other materials bearing the Seller Names and (ii) for a period of eighteen (18) months after the Closing Date, on inventory, signage and other materials either existing and included in the Acquired Assets as of the Closing Date or created in accordance with the transition license granted under clause (i) above. Purchaser shall ensure that the quality of all goods and services offered or sold under any of the Seller Names shall be at least as high as the quality maintained by Seller as of the Closing, shall comply with all applicable Laws and industry practices in connection with its use of the Seller Names and, at Seller’s reasonable request, shall provide Seller with samples of its use of the Seller Names to permit Seller to confirm Purchaser’s compliance with the quality control requirements of this sentence. All use of the Seller Names as permitted hereunder shall inure solely to the benefit of Seller and its Affiliates.

(b)  The Parties acknowledge that this Agreement does not, and shall not, convey, transfer or assign any right, title or interest in any Trademark of any Third Party.

6.10  Further Assurances; Wrong-Pockets. Each of Seller and Purchaser shall, at any time or from time to time after the Closing, at the request and expense of the other, execute and deliver to the other all such instruments and documents or further assurances as the other may reasonably request in order to vest in Purchaser and its Affiliates all of Seller’s right, title and interest in, to and under the Acquired Assets as contemplated hereby. Until the fifth anniversary of the Closing Date, if either Purchaser or Seller becomes aware that any of the Acquired Assets has not been transferred to Purchaser or its Affiliate (including any Intellectual Property owned by Seller or its Affiliates that is used or held for use primarily for the Exploitation of the Product and was not included in Acquired IP) or that any of the Excluded Assets has been transferred to Purchaser or its Affiliate (other than as contemplated in the Ancillary Agreements), Purchaser or Seller, as applicable, shall promptly notify the other Party and the Parties shall, as soon as reasonably practicable, ensure that such property is transferred, with any necessary prior Third Party consent or approval, to (i) Purchaser or its applicable Affiliate, in the case of any Acquired Asset which was not transferred to Purchaser at the Closing (including any Intellectual Property owned by Seller or its Affiliates that is used or held for use primarily for the Exploitation of the Product and was not included in Acquired IP); or (ii) Seller, in the case of any Excluded Asset which was transferred to Purchaser at the Closing. Without limiting the foregoing, Purchaser agrees that, after the Closing Date, (x) if Purchaser or any of its Affiliates receives any payment in respect of any Accounts Receivable, Purchaser shall hold and shall promptly transfer and deliver such payment to Seller (at an account designated by Seller), from time to time as and when received by Purchaser and in the currency received, and Purchaser shall account to Seller for all such receipts, and (y) Purchaser shall promptly deliver to Seller any invoice Purchaser or any of its Affiliates receives in respect of any Accounts Payable.

6.11  Certain Tax Matters.

(a)  Transfer Taxes. The Parties agree to cooperate in good faith with one another and use reasonable efforts to avoid or reduce any Transfer Tax in respect of any payments made under this Agreement, including the provision of applicable exemption certificates, to the extent permitted by applicable Law. All Transfer Tax resulting from the sums payable under this Agreement shall be borne equally by Purchaser and Seller.

(b)  Tax Cooperation. Purchaser and Seller shall cooperate, as and to the extent reasonably requested by the other Party, and shall retain and, upon the other Party’s request, furnish or cause to be furnished to the other Party, as promptly as practicable, such information and assistance relating to the Acquired Assets and the Assumed Liabilities as is reasonably necessary for financial reporting, the preparation and filing of any Tax Return or financial statement, claim for any Tax refund or other required or optional filings relating to Tax matters, for the preparation for any Tax audit, for the preparation for any Tax protest, or for the prosecution or defense of any suit or other proceeding relating to Tax matters.

6.12  Employee Matters.

(a)  Between the date of this Agreement and the Employee Transfer Date, periodically upon Purchaser’s reasonable request, Seller agrees to update the list of employees described in Section 4.11(a) (the “Employee List”) with any changes allowed for under this Agreement or the Employee Support Agreement. Purchaser may in its sole discretion offer employment to any Employees listed on the Employee List effective as of the Employee Transfer Date. Purchaser will extend any such employment offers to such Employees and will provide Seller with copies of all such employment offers, in each case, at least five (5) Business Days prior to the Closing. Each Employee who is offered and accepts Purchaser’s offer of employment is referred to herein as a “Transferring Employee”. With respect to any Employee listed on the Employee List who is offered and accepts Purchaser’s offer of employment but who is absent on the Employee Transfer Date due to short-term or long-term disability leave or parental leave (collectively, the “Employees on Disability Leave”), any such Employee on Disability Leave must be able to commence active employment and present themselves to Purchaser or one of its Affiliates for active employment within three (3) months (or twenty (20) weeks solely for purposes of parental leave) following the Employee Transfer Date or such Employee on Disability Leave’s offer will no longer be valid. Each Employee on Disability Leave who returns to work not later than three (3) months (or twenty (20) weeks solely for purposes of parental leave) following the Employee Transfer Date shall become a Transferring Employee effective as of the date of such return and, for the avoidance of doubt, shall remain an employee of Seller (or one of its Affiliates) until such date of their return. Each Employee (including any Employee on Disability Leave) shall remain an employee of Seller (or one of its Affiliates) and continue participating in any Seller Benefit Plan in which he or she participated immediately prior to the Employee Transfer Date (subject to its terms) until such Employee becomes a Transferring Employee of Purchaser (or one of its Affiliates). The offers of employment extended by Purchaser to Employees hereunder (the “Qualifying Offers”) shall be on terms determined by the Purchaser in its sole discretion, provided, however, that Purchaser agrees that, during the period commencing on the Closing Date and ending on the first anniversary of the Closing Date (or, if earlier, a relevant Transferring Employee’s termination date), each Transferring Employee will be provided with (i) annual base compensation which is no less than the annual base compensation provided by Seller or its Affiliates to each such Transferring Employee immediately prior to the Closing Date, (ii) annual cash bonus opportunities that are substantially comparable to the annual cash bonus opportunities that are provided to similarly situated employees of Purchaser or its Affiliates, and (iii) employee benefits (including paid time off, but excluding any severance, defined benefit pension, deferred compensation, equity or equity- based, or retiree or post-termination welfare benefits or change of control agreements) which are substantially comparable in the aggregate to the employee benefits (other than any severance, deferred compensation, equity or equity-based compensation, defined benefit pension or retiree or post- termination welfare benefits or change of control agreements) that are provided to similarly situated employees of Purchaser or its Affiliates; provided that Purchaser or an Affiliate may make cash payments to the Transferring Employee to satisfy its obligations (or a portion thereof) under this clause (iii). Notwithstanding the foregoing, each Qualifying Offer shall be subject to (x) the satisfaction of Purchaser’s standard hiring requirements, (y) each Employee’s confirmation in the Employee’s Qualifying Offer that the Employee acknowledges and agrees that the Employee does not have “Good Reason” under the Severance Plan on or prior to the hire date or as a result of any of the terms of such Qualifying Offer, and (z) each Employee’s confirmation in the Employee’s Qualifying Offer that, in the event the Employee accepts Purchaser’s offer of employment, the Employee consents and agrees to Seller providing Purchaser their previously completed Form I-9 and supporting documentation verifying their identity and authorization to work in the United States (and that Seller is an intended third party beneficiary of such consent and agreement), and Purchaser’s (or an Affiliate’s) refusal to hire any Employee due to his or her failure to satisfy such standard hiring requirements, as determined by Purchaser (or an Affiliate) in its sole discretion, shall not constitute a failure by Purchaser (or an Affiliate) to provide a Qualifying Offer to such Employee; and provided further, that nothing herein shall prohibit Purchaser from amending or terminating any benefit plans, arrangements or agreements in accordance with their terms after the Employee Transfer Date or from terminating the employment of any Transferring Employee to the extent permitted by applicable Laws. Seller shall, subject to Seller’s prior receipt of an Employee’s executed Qualifying Offer or of Purchaser’s certification to Seller of such execution and no later than one (1) day prior to Closing, provide Purchaser with copies (the originals of which may be retained by Seller) of such Transferring Employee’s previously completed Form I-9 and supporting documentation verifying their identity and authorization to work in the United States.

(b)  Purchaser expressly agrees as of the Closing to honor the obligations and liabilities of Seller under the Seres Therapeutics, Inc. Change in Control Severance Plan (the “Severance Plan”) with respect to each Transferring Employee to the extent that any such obligation or liability is triggered under the Severance Plan during the one (1)-year period following the Closing Date, but shall not expressly assume the Severance Plan.

(c)  Purchaser agrees that, from and after the Employee Transfer Date, Purchaser shall use commercially reasonable efforts to grant all Transferring Employees credit for any employment service with or for the benefit of Seller or its Affiliates earned prior to the Employee Transfer Date for purposes of vesting (other than for purposes of any annual retirement contribution) and eligibility under any employee benefit plan, program or arrangement that may be established or maintained by Purchaser (“Purchaser Benefit Plans”) and, for purposes of vacation and severance plans established or maintained by Purchaser, for purposes of benefit accrual. In addition, Purchaser shall use commercially reasonable efforts to (i) waive all pre-existing condition exclusion and actively-at-work requirements and similar limitations, eligibility waiting periods and evidence of insurability requirements under any Purchaser Benefit Plans to the extent waived or satisfied by a Transferring Employee under any Seller Benefit Plan as of the Employee Transfer Date, and (ii) cause any covered expenses incurred on or before the Employee Transfer Date by any Transferring Employee to be taken into account for purposes of satisfying applicable deductible, coinsurance and maximum out-of-pocket provisions after the Employee Transfer Date under any applicable Purchaser Benefit Plan. The Parties acknowledge and agree that from and after the Employee Transfer Date, Seller and its Affiliates shall retain all Liabilities under all Seller Benefit Plans, except as provided in Section 6.12(b). Effective as of the Employee Transfer Date, the Transferring Employees shall cease all active participation in and accrual of benefits under the Seller Benefit Plans.

(d)  Seller shall, or shall cause an Affiliate to, offer and continue to provide, as applicable, continuation coverage pursuant to Section 4980B of the Code and Section 601 of ERISA to all M&A qualified beneficiaries (as defined in Treas. Reg. § Section 54.4980B-0, Q&A-4(a)) under the applicable Seller Benefit Plans.

(e)  Seller and its Affiliates shall pay to the Transferring Employees all unused accrued vacation balances pursuant to Seller’s or its Affiliates’ applicable policies and Law, on or as soon as administratively practicable after the Employee Transfer Date, but in any case, no later than the date required by applicable Law.

(f)  With respect to any situation in which Seller or its Affiliates effectuate terminations or layoffs prior to the Employee Transfer Date, such that there is or is deemed to be an employment loss or layoff triggering notice requirements and/or Liability under the Worker Adjustment and Retraining Notification Act, 29 U.S.C. § 2101 et seq. (the “WARN Act”), Seller or its Affiliates shall be responsible for all Liabilities and obligations, including relating to providing any notices, arising under or pursuant to the WARN Act thereunder, subject to the terms of the Employee Support Agreement.

(g)  Subject to the terms of the Employee Support Agreement, Seller and its Affiliates shall retain all Liabilities with respect to the Transferring Employees under the commission, equity and equity-based, and other retention and bonus plans sponsored or maintained by Seller or any of its Affiliates with respect to the period prior to the Employee Transfer Date. Purchaser shall, or shall cause one of its Affiliates to, pay to the Transferring Employees annual cash bonuses for the Calendar Year in which the Closing occurs, subject to such conditions as otherwise would be applicable to the payment thereof under Seller’s plan but assuming one hundred percent (100%) performance for the period prior to Closing, and subject to such conditions as otherwise would be applicable to the payment thereof under Purchaser’s plan from and after Closing, and payable at such time as such amounts would have been paid to the Transferring Employees under Purchaser’s plan (and in no event later than March 15 following the Calendar Year in which the Closing occurs) and further subject to Seller and its Affiliates providing such information as is reasonably necessary or requested by Purchaser to calculate and make such payments; provided that, for the avoidance of doubt, in no event shall such bonuses be eligible compensation under the qualified plans maintained by Purchaser and its Affiliates. Following the Employee Transfer Date, Transferring Employees who are eligible to participate in annual incentive or short-term bonus and/or commission plans sponsored or maintained by Purchaser or its Affiliates shall participate in such plans for the balance of the fiscal year in which the Employee Transfer Date occurs consistent with Purchaser’s Qualifying Offer obligations.

(h)  Seller shall, (i) following the execution of this Agreement and at least ten (10) Business Days prior to Closing (based on the information then available to Seller), and (ii) promptly upon obtaining any additional or different information that would impact such calculations, determine whether any payments or benefits to any Transferring Employees as a result of or in connection with the transactions contemplated herein will be deemed to constitute “parachute payments” (within the meaning of section 280G of the Code and the regulations promulgated thereunder) and, if applicable, shall provide a copy of Seller’s parachute payment analysis for Transferring Employees to Purchaser and consider in good faith Purchaser’s reasonable comments thereon.

(i)  Nothing contained herein, express or implied, (i) is intended to confer upon any Employee any right to continued employment for any period, (ii) shall constitute an amendment to or any other modification of any employee benefit plan or any program, policy or arrangement of Seller, Purchaser or any of their respective Affiliates, or (iii) shall create any third party beneficiary rights in any Employee or Former Employee or any beneficiary or dependent thereof.

6.13  Bulk Transfer Laws. Purchaser acknowledges that Seller and its Affiliates have not taken, and do not intend to take, any action required to comply with any applicable bulk sale or bulk transfer Laws or similar Laws of any jurisdiction. Purchaser hereby waives compliance by Seller and its Affiliates with the provisions of any bulk sale or bulk transfer Laws or similar Laws of any jurisdiction in connection with the transactions contemplated by this Agreement.

6.14  Access. During the Pre-Closing Period, Seller shall provide, and shall cause its Affiliates to provide, Purchaser and its Representatives with reasonable access, during regular business hours and upon reasonable notice, to the properties, books, records and personnel of Seller and its Affiliates relating to the business represented by the Exploitation of the Product as Purchaser may from time to time reasonably request.

6.15  Confidentiality.

(a)  From and after the Closing, and except as set forth in the Cross-License Agreement or Transition Services Agreement, (i) Seller shall, and shall cause its Representatives to, hold in confidence and not disclose any information, whether written or oral, concerning the Acquired Assets, Assumed Liabilities, Budgets, Milestone Reports or Quarterly Reports and (ii) Purchaser shall, and shall cause its Representatives to, hold in confidence and not disclose any information, whether written or oral, concerning the Excluded Assets or Excluded Liabilities.

(b)  The foregoing obligations of confidentiality in this Section 6.15 do not pertain to the disclosure of information that (a) is now or later becomes available publicly through no fault of the receiving party, (b) the receiving party obtains from a Third Party having no preexisting confidentiality obligation or commitment with respect to such information and having the legal right to disclose the same, or (c) the receiving party already has in its possession as indicated in its written records and was not acquired directly or indirectly from the disclosing party, (d) is required to be disclosed by any court or other Governmental Entity, is required to be disclosed in connection with the prosecution or defense of any claims or that any receiving party discloses, upon advice of counsel, in order to comply with applicable Law; provided that the receiving party provides a prior notice to the disclosing party to the extent not prohibited by the applicable Law.

6.16  Restrictive Covenants.

(a)  In furtherance of the sale of the Acquired Assets to Purchaser under this Agreement and to more effectively protect the value and goodwill of the business represented thereby, Seller hereby covenants and agrees that, it shall not, and shall cause its Affiliates not to, directly or indirectly:

(i)  except as contemplated under this Agreement, including Section 6.7, or under the Transition Services Agreement, for the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, own, manage, engage in, operate, control, participate in, consult or perform services for, sell materials to, or otherwise participate in the ownership, management, operation or control of, whether as principal, partner, agent, independent contractor, consultant, shareholder, or otherwise, any business in the Field, including the Exploitation of any product in the Field (each a “Restricted Business”) in any jurisdiction in the entire world; provided, that the restrictions contained in this Section 6.16(a)(i) shall not apply to the acquisition by Seller, directly or indirectly, of less than five percent (5%) of the outstanding capital stock of any corporation or other entity listed on a national securities exchange that is engaged in a Restricted Business. For the avoidance of doubt, Seller and its Affiliates, directly or indirectly, shall be permitted to conduct research and development activities in infection protection for products outside of the Field. Seller hereby acknowledges that the geographical boundaries, scope of prohibited activities and the time duration of the provisions of this Section 6.16(a)(i) are reasonable and are no broader than are necessary to protect the legitimate business interests of Purchaser, including the ability of Purchaser to realize the benefits of the bargain and enjoy the goodwill of the business represented by the Acquired Assets;

(ii)  for the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, (A) solicit any customer, vendor, supplier, licensor, licensee, distributor or other business relationship of Purchaser and its Affiliates relating to the Exploitation of the Product, on behalf of a Restricted Business, (B) induce or encourage, or attempt to induce or encourage, any customer, vendor, supplier, licensor, licensee, distributor or other business relationship of Purchaser and its Affiliates relating to the Exploitation of the Product to terminate, curtail or modify its relationship, or otherwise cease doing business with, Purchaser or its Affiliates or (C) in any way interfere with the relationship between Purchaser or its Affiliates with any customer, vendor, supplier, licensor, licensee, distributor or other business relationship of Purchaser and its Affiliates relating to the Exploitation of the Product; or

(iii)  for the period beginning on the date hereof and ending on the second (2nd) anniversary of the Closing Date, hire or engage any Transferring Employees, solicit for employment or services any such Transferring Employees, or cause, induce or encourage any such Transferring Employees to leave employment with Purchaser or its Affiliates; provided, however, that the foregoing will not restrict Seller’s ability to solicit (or hire) any person (i) who contacts Seller or such Affiliate on his or her own initiative; (ii) who responds to a general solicitation of employment through an advertisement not specifically targeted at Purchaser, its Affiliates or any of their respective officers or employees; or (iii) whose employment has been terminated by Purchaser or its Affiliate at least six (6) months prior to such solicitation.

(b)  Each of Seller and Purchaser hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, for the period beginning on the Closing Date and ending on the fifth (5th) anniversary of the Closing Date, knowingly publish or communicate to any Person any disparaging remarks, comments or statements concerning the other Party or its Affiliates in any way that would reasonably be understood to adversely affect the goodwill or impugn the reputation of any such entity. Notwithstanding the foregoing, nothing in this Section 6.16(b) shall preclude such Party from (A) providing truthful testimony obtained through court order, deposition, subpoena or similar legal process, (B) providing any truthful information pursuant to investigation by any Governmental Entity or (C) providing any truthful information pursuant to any claim by either Party under this Agreement or any other agreement to which Purchaser or any of its Affiliates, on the one hand, and Seller or any of its Affiliates, on the other hand, are parties.

(c)  Purchaser hereby covenants and agrees that it shall not, and shall cause its Affiliates not to, directly or indirectly, for the period beginning on the date hereof and ending on the first (1st) anniversary of the Closing Date, hire, engage or solicit for employment or services any such any Employee who is not a Transferring Employee (a “Non-Transferring Employee”), or cause, induce or encourage any such Non-Transferring Employees to leave employment with Seller or its Affiliates; provided, however, that the foregoing will not restrict Purchaser’s ability to solicit (or hire) any person (i) who contacts Purchaser or such Affiliate on his or her own initiative; (ii) who responds to a general solicitation of employment through an advertisement not specifically targeted at Seller, its Affiliates or any of their respective officers or employees; or (iii) whose employment has been terminated by Seller or its Affiliate at least six (6) months prior to such solicitation.

(d)  The covenants and undertakings contained in this Section 6.16 relate to matters which are of a special, unique and extraordinary character and a violation of any of the terms of this Section 6.16 would cause irreparable injury to Purchaser or Seller, as applicable, the amount of which would be impossible to estimate or determine and which cannot be adequately compensated. Accordingly, the remedy at law for any breach of this Section 6.16 will be inadequate and each Party shall be entitled to the remedies contemplated by Section 10.16. Each Party further acknowledges that this Section 6.16 constitutes a material inducement, and a condition, to the other Party to enter into this Agreement and to complete the transactions contemplated by this Agreement (including the sale of the Acquired Assets and the related goodwill).

6.17  No Solicitation of Other Bids.

(a)  From and after the date of this Agreement until the earlier to occur of (i) the Closing Date and (ii) the termination of this Agreement in accordance with Article 8, except as expressly permitted by this Section 6.17, Seller shall not, and Seller shall cause its Representatives not to, directly or indirectly: (A) (1) solicit, initiate, knowingly induce, knowingly encourage or knowingly facilitate (including by way of furnishing information) any communication, inquiries or the making of any submission, announcement, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal; (2) participate in any discussions or negotiations or cooperate in any way not permitted by this Section 6.17 with any Person (other than Purchaser or its Representatives) regarding any submission, announcement, proposal or offer the consummation of which would constitute an Acquisition Proposal; (3) provide any information or data concerning Seller or the Acquired Assets to any Person (other than Purchaser or its Representatives) in connection with, or in response to, any submission, announcement, proposal or offer the consummation of which would constitute an Acquisition Proposal; (4) approve, endorse or recommend, make any public statement approving or recommending, or enter into any agreement relating to, any proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or requiring Seller to abandon, terminate or fail to consummate the sale of the Acquired Assets in accordance with the terms hereof; (5) execute or enter into any letter of intent or any Contract contemplating or otherwise relating to any Acquisition Proposal (other than an Acceptable Confidentiality Agreement); or (6) take any action that would reasonably be expected to lead to an Acquisition Proposal or Seller otherwise becoming required to abandon, terminate or fail to consummate the sale of the Acquired Assets in accordance with the terms hereof; or (B) publicly propose to do any of the foregoing. Seller shall, and Seller shall instruct and use its reasonable best efforts to cause its Representatives to, immediately cease and cause to be terminated any discussions, negotiations and communications with any Person conducted heretofore with respect to any Acquisition Proposal, or that would reasonably be expected to lead to an Acquisition Proposal, and shall promptly terminate access by any such Person to any physical or electronic data room hosted by Seller or its Representatives relating to any such Acquisition Proposal and request the destruction or return (to the extent provided for by the applicable confidentiality agreement) of any and all nonpublic information previously provided to such Person (other than Purchaser), in each case, as soon as reasonably practicable (but in any event within three (3) Business Days) after the date of this Agreement. For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer from any Person (other than Purchaser or any of its Affiliates) concerning (x) a merger, consolidation, liquidation, recapitalization, share exchange or other business combination transaction involving Seller; (y) the issuance or acquisition of shares of capital stock or other equity securities of Seller in one or more related transactions which would cause any Person which is not a stockholder of Seller on the date of this Agreement to own twenty percent (20%) or more of Seller’s outstanding equity, other than any issuance pursuant to the Equity Financing Documents; or (z) the sale, lease, exchange or other disposition of any significant portion of the Acquired Assets.

(b)  Notwithstanding anything to the contrary in this Section 6.17, prior to the time, but not after, the Stockholder Approval is obtained, Seller may, in response to an unsolicited bona fide, written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and which did not result from a material breach of this Section 6.17, (i) contact the Person or group of Persons making such Acquisition Proposal solely to inform such Person or group of Persons of the terms of this Section 6.17, (ii) provide access to non-public information regarding Seller to the Person who made such Acquisition Proposal; provided that such information has previously been made available to Purchaser or is provided to Purchaser substantially concurrently with the making of such information available to such Person and that, prior to furnishing any such material non-public information, Seller receives from the Person making such Acquisition Proposal an executed confidentiality agreement in customary form and that does not prohibit Seller from providing any information to Purchaser in accordance with, and otherwise complying with, this Agreement (such confidentiality agreement, an “Acceptable Confidentiality Agreement”) and (iii) engage or participate in any discussions or negotiations with any such Person regarding such Acquisition Proposal if, and only if, prior to taking any action described in clauses (i), (ii) or (iii) above, Seller has provided prior written notice to Purchaser and the Board determines in good faith after consultation with (A) Seller’s financial advisor and outside legal counsel that based on the information then available, that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and (B) Seller’s outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the fiduciary duties of the Board to Seller’s stockholders under applicable Law. Seller shall provide Purchaser with an accurate and complete copy of any Acceptable Confidentiality Agreement entered into as contemplated by this Section 6.17 promptly (and in any event within twenty-four (24) hours) of the execution thereof.

(c)   Prior to the Closing, Seller shall promptly (and, in any event, within twenty-four (24) hours) notify Purchaser if (i) any written or other requests, inquiries, proposals or offers with respect to an Acquisition Proposal, or any inquiries, proposals, offers or requests for information relating to an Acquisition Proposal, are received by Seller or any of its Representatives, (ii) any information is requested from Seller or any of its Representatives in connection with any Acquisition Proposal or (iii) any discussions or negotiation with respect to an Acquisition Proposal are sought to be initiated or continued with Seller or any of its Representatives, providing, in connection with such notice, unredacted copies of any written requests, inquiries, proposals or offers or other materials, including proposed agreements and a summary of the material terms and conditions of any such oral request, inquiry, proposal or offer (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto), the name of such Person or group and a summary of any material unwritten terms and conditions thereof, and thereafter shall keep Purchaser reasonably informed of the status and terms of any material developments, discussions or negotiations of such requests, inquiries proposals or offers (including by furnishing copies of any amendments or modifications thereto) on a prompt basis (and in any event within twenty-four (24) hours of such material development, discussion or negotiation).

(d)  Except as provided in Section 6.17(e), the Board and each committee of the Board shall not (i) withhold, withdraw, qualify or modify (or publicly propose or resolve to withhold, withdraw, qualify or modify), in a manner adverse to Purchaser, the Board Recommendation (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal (other than a “stop, look and listen” communication to the stockholders of Seller pursuant to Rule 14d-9(f) of the Exchange Act) shall be considered a modification of the Board Recommendation in a manner adverse to Purchaser), fail to include the Board Recommendation in the Proxy Statement, fail to publicly reaffirm the Board Recommendation within three (3) Business Days after Purchaser requests in writing that such action be taken, or adopt, approve, recommend or otherwise declare advisable (or publicly propose or resolve to adopt, approve, recommend or otherwise declare advisable) any Acquisition Proposal or make or authorize the making of any public statement (oral or written) that has the substantive effect of such a withdrawal, qualification or modification (each, a “Change in Recommendation”) or (ii) adopt, approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, cause or permit Seller to execute or enter into any Contract, including any letter of intent, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement, option agreement, joint venture agreement, license agreement, partnership agreement, lease agreement or other agreement (other than an Acceptable Confidentiality Agreement referred to in Section 6.17(b) entered into in compliance therewith) with respect to, or that is intended to or would reasonably be expected to lead to, any Acquisition Proposal or requiring, or reasonably expected to cause, Seller (or that would require Seller) to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the transactions contemplated by this Agreement (an “Alternative Acquisition Agreement”). Unless this Agreement is otherwise terminated pursuant to Section 8.1, Seller’s obligation to call, give notice of and hold the Stockholders Meeting in accordance with Section 6.19 shall not be limited by or otherwise affected by the commencement, disclosure, announcement or submission of any Acquisition Proposal or by any Change in Recommendation.

(e)  Notwithstanding anything to the contrary set forth in Section 6.17(d), following (i) receipt of an unsolicited, bona fide written Acquisition Proposal by Seller that was made on or renewed on or after the date of this Agreement that did not result from a material breach of this Section 6.17 that has not been withdrawn and with respect to which Seller has received a written, definitive form of Alternative Acquisition Agreement, and the Board determining in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes a Superior Proposal or (ii) the occurrence of an Intervening Event, the Board may, at any time prior to the time the Stockholder Approval is obtained, make a Change in Recommendation with respect to such Superior Proposal or Intervening Event, only if all of the following conditions are met:

(i)   Seller shall have (A) in the case of an Acquisition Proposal, complied in all material respects with the provisions of this Section 6.17, (B) provided to Purchaser five (5) Business Days’ prior written notice (the “Determination Notice”), which shall state expressly (1) (I) with respect to an Acquisition Proposal, that it has received a written Acquisition Proposal that constitutes a Superior Proposal and the material terms and conditions of the Acquisition Proposal (including the consideration offered therein and the identity of the Person or group making the Acquisition Proposal) and (II) with respect to an Intervening Event, that an Intervening Event has occurred and a reasonably detailed description of such Intervening Event (including the material facts and circumstances of such Intervening Event), and (2) that, subject to clause (ii) below, the Board has determined to hold a meeting at which it intends to effect a Change in Recommendation, and (C) during such five (5) Business Day period, (1) engaged in good faith negotiations with Purchaser (to the extent Purchaser wishes to engage) with respect to any revisions to the terms and conditions of this Agreement, or another proposal, which may be proposed in writing by Purchaser, and (2) in determining whether to make a Change in Recommendation, the Board shall take into account any changes to the terms of this Agreement, or another proposal, proposed in writing by Purchaser;

(ii)   the Board shall have determined, in good faith, after consultation with outside legal counsel, that, in light of such Superior Proposal or Intervening Event and taking into account any revised terms proposed in writing by Purchaser, (A) with respect to a Superior Proposal, such Superior Proposal continues to constitute a Superior Proposal and (B) with respect to a Superior Proposal or an Intervening Event, after consultation with outside legal counsel, that the failure to make such Change in Recommendation would be inconsistent with the directors’ fiduciary duties to Seller’s stockholders under applicable Law.

The provisions of this Section 6.17(e) shall also apply to any change to any financial terms (including the form, amount and timing of payment of consideration) or any other material amendment or modification to any Acquisition Proposal or the facts or circumstances relating to an Intervening Event, in which event a new Determination Notice shall be required and that Seller shall comply anew with the provisions of this Section 6.17(e).

(f)  Nothing contained in this Section 6.17 shall be deemed to prohibit Seller from complying with its disclosure obligations under applicable U.S. federal or state Law with regard to an Acquisition Proposal; provided that any “stop look and listen” communication to its stockholders of the nature contemplated by Rule 14d-9 under the Exchange Act shall include an affirmative statement to the effect that the recommendation of the Board is affirmed or remains unchanged; provided, further, that this Section 6.17(f) shall not be deemed to permit Seller or the Board to effect a Change in Recommendation except in accordance with Section 6.17(e).

6.18  Proxy Statement. Seller will, as soon as practicable following the date of this Agreement (and in any event, within fifteen (15) Business Days thereof), prepare and file with the SEC the Proxy Statement in connection with the Stockholders Meeting in preliminary form. Seller shall cause the Proxy Statement to (a) comply with the applicable rules and regulations promulgated by the SEC and (b) not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. Seller will use its reasonable best efforts to respond as promptly as practicable to any comments of the SEC with respect thereto and will give Purchaser and its counsel reasonable opportunity to review and comment on the initial preliminary Proxy Statement and all subsequent forms or versions of or amendments or supplements to the Proxy Statement prior to the filing thereof with the SEC or dissemination to the stockholders and Seller shall give reasonable and good faith consideration to any timely comments thereon made by the other Party or its counsel. Seller will (i) notify Purchaser promptly (and in any event, within twenty-four (24) hours) of the receipt of any comments from the SEC or its staff and of any request by the SEC or its staff for amendments or supplements to the Proxy Statement or for additional information and will promptly supply Purchaser with copies of all correspondence between Seller or any of its Representatives, on the one hand, and the SEC or its staff, on the other hand, with respect to the Proxy Statement (including copies of all comments from the SEC) and advise Purchaser of any oral comments with respect to the Proxy Statement received from the SEC, (ii) provide Purchaser and its counsel with a reasonable opportunity to review and comment on any proposed correspondence between it or any of its Representatives and on the one hand and the SEC or its staff on the other hand with respect to the Proxy Statement and shall give reasonable and good faith consideration to any comments thereon made by Purchaser or its counsel and (iii) promptly provide Purchaser with final copies of any correspondence sent by Seller or any of its Representatives to the SEC or its staff with respect to the Proxy Statement, and of any amendments or supplements to the Proxy Statement. If at any time prior to receipt of the Stockholder Approval there shall occur any event that should be set forth in an amendment or supplement to the Proxy Statement, including correcting any information that has become false or misleading in any material respect or correcting the omission of any information necessary to make the statements therein not misleading in any material respect, Seller will promptly prepare and deliver to its stockholders such an amendment or supplement. Seller shall (A) commence mailing the Proxy Statement to Seller’s stockholders as promptly as practicable after the earlier of (i) being informed by the SEC staff that it does not plan to provide comments or it has no further comments on the preliminary form of the Proxy Statement or (ii) the date on which the ten (10)-day period referred to in Rule 14a-6 of the Exchange Act has expired without receipt of SEC comments or notice from the SEC that it will provide comments, and (B) take all necessary action, including establishing a record date and completing a broker search pursuant to Section 14a-13 of the Exchange Act in accordance with Section 6.19, to permit the foregoing. Subject to the terms and conditions of this Agreement (including Section 6.17), the Proxy Statement will include the Board Recommendation and the Board consents to such inclusion. The Proxy Statement shall include the notice of the Stockholders Meeting.

6.19  Stockholders Meeting. Seller will, as soon as practicable following the date of this Agreement, duly call, give notice of, convene and hold a meeting of its stockholders (the “Stockholders Meeting”) for the purpose of seeking the Stockholder Approval and, subject to Section 6.17, will use its reasonable best efforts to solicit approval of this Agreement and the Asset Sale pursuant to the terms of this Agreement. Seller will schedule the Stockholders Meeting to be held within thirty (30) Business Days of the initial mailing of the Proxy Statement. Any adjournments or postponements of the Stockholders Meeting shall require the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). Seller, in consultation with Purchaser, shall set a record date for Persons entitled to notice of, and to vote at, the Stockholders Meeting, and, shall not change such record date without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed). Seller shall conduct a broker search in accordance with Rule 14a-13 of the Exchange Act on a date selected by Seller in consultation with Purchaser to enable such record date to be set within sixty-one (61) days following the date of this Agreement. Unless the Board shall have made a Change in Recommendation, Seller shall use reasonable best efforts to obtain the Stockholder Approval, including to solicit proxies in favor of approval of this Agreement and the Asset Sale and the other transactions contemplated by this Agreement. Seller shall ensure all proxies solicited by Seller and its Representatives in connection with the Stockholders Meeting are solicited in compliance with all applicable Law. Seller shall, upon the reasonable request of Purchaser, advise Purchaser at least on a daily basis on each of the last seven (7) Business Days prior to the date of the Stockholders Meeting as to the aggregate tally of proxies received by Seller with respect to the Stockholder Approval. The Stockholder Approval matters shall be the only matters (other than a customary adjournment proposal) that Seller shall propose to be acted on by the stockholders of Seller at the Stockholders Meeting without the prior written consent of Purchaser (such consent not to be unreasonably withheld, conditioned or delayed).

6.20  Stockholder Litigation. During the Pre-Closing Period, Seller shall promptly notify Purchaser of any Action commenced against Seller or its directors by any stockholder of Seller (on its own behalf or on behalf of Seller) relating to this Agreement or the Transactions, including the Asset Sale, of which Seller becomes aware. Seller shall give Purchaser the right to review and comment on all material filings or responses to be made by Seller in connection with such Action, and the right to consult on the settlement with respect to such Action, and Seller shall in good faith take such comments into account. No such settlement shall be agreed to without Purchaser’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed), except to the extent the settlement would not result in the imposition of any restriction on the business or operations of the Acquired Assets. Seller will keep Purchaser reasonably informed with respect to the status of any such Action.

6.21  Restriction on Indebtedness. During the period commencing on the date hereof and ending on December 31, 2025, Seller shall not incur any Indebtedness (including by providing any guarantee, indemnity or creating or incurring any Encumbrance in connection with indebtedness for borrowed money), in excess of an aggregate amount of Ten Million US Dollars ($10,000,000) without the prior written consent of Purchaser (which consent shall not be unreasonably withheld).

6.22  Ongoing Safety Study. From and after the Closing, Purchaser shall assume and bear full responsibility for the conduct and completion of the Ongoing Safety Study; provided, that, during the Profit Sharing Period, Seller shall reimburse Purchaser for the Ongoing Safety Study Expenses within thirty (30) days following Purchaser’s delivery of an invoice therefor. Seller shall provide such assistance as Purchaser may reasonably request in connection with the conduct and completion of the Ongoing Safety Study.

6.23  Delayed Transferring Assets. Notwithstanding anything herein or in the Transition Services Agreement to the contrary, on the Closing Date, title to the Delayed Transferring Assets shall be transferred and conveyed to Purchaser but Seller shall retain physical possession of the Delayed Transferring Assets at its facility located at 200 Sidney Street, Cambridge, MA 02139 through the expiration or early termination of the Service Period (as defined in the Transition Services Agreement) for the PRMS Services (as defined in the Transition Services Agreement) for the purpose of facilitating the provision of PRMS Services following the Closing Date. For the avoidance of doubt, all of Seller’s or its Affiliate’s rights, title and interest in and to the Delayed Transferring Assets shall be sold, conveyed, assigned and transferred to Purchaser or its designated Affiliates at and effective as of the Closing. Following the expiration or early termination of the Service Period (as defined in the Transition Services Agreement) for the applicable Service (as defined in the Transition Services Agreement) as set forth across such Delayed Transferring Asset on Schedule 1.1(b)-3 (Delayed Transferring Assets) of the Seller Disclosure Letter, Seller shall, and shall cause its Affiliates to, promptly deliver with reasonable care the Delayed Transferring Assets to Purchaser or its designated Affiliates to such location as may be specified by Purchaser, which delivery costs shall be borne by Purchaser.

6.24  Delayed Assignment Contracts.

(a)  Notwithstanding anything herein or in the Transition Services Agreement to the contrary, subject to Section 6.4, each Delayed Assignment Contracts shall not be sold, conveyed, assigned, transferred and delivered to Purchaser at the Closing but instead shall be assigned and transferred on the date of expiration or early termination of the Service Period (as defined in the Transition Services Agreement) for the applicable Service (as defined in the Transition Services Agreement) as set forth across such Delayed Assignment Contract on Schedule 1.1(b)-2 (Delayed Assignment Contracts) of the Seller Disclosure Letter (each of such date(s), the “Delayed Assignment Contracts Transfer Date”) (it being understood, for the avoidance of doubt, that the Delayed Assignment Contracts shall otherwise be deemed to be Acquired Contracts for all purposes hereunder and Purchaser shall be responsible for the Assumed Liabilities relating to the Delayed Assignment Contracts from and after the Closing and shall be entitled to all rights and benefits accruing after the Closing under such Delayed Assignment Contracts).

(b)  From the Closing Date and until the date on which the Delayed Assignment Contracts are effectively assigned to Purchaser, Seller shall not, and shall cause its applicable Affiliate not to, terminate such Delayed Assignment Contracts, or make any material amendment to, waive any material right or grant any license under or assign any Delayed Assignment Contracts, without the prior written consent of Purchaser. On a contract by contract basis, the Parties shall or shall cause their respective Affiliates to execute an assignment and assumption agreement with respect to each Delayed Assignment Contract, as of the date such Delayed Assignment Contract is to be assigned to Purchaser or any of its Affiliates as contemplated by Section 6.24(a). For the avoidance of doubt, subject to the Transition Services Agreement, nothing in this Section 6.24 shall obligate Seller to take any action with respect to any Delayed Assignment Contract that will terminate pursuant to its terms prior to any Delayed Assignment Contracts Transfer Date, unless otherwise agreed upon by the Parties in writing, in which case Seller shall consult with Purchaser and use commercially reasonable efforts to extend the term of any such Delayed Assignment Contract.

6.25  PRMS Technology Transfer. Promptly following execution of this Agreement and subject to (a) Purchaser entering into a contract with a third-party contract manufacturer which requires such third party to receive such technology transfer and (b) such third party’s cooperation in connection with such technology transfer, Seller shall initiate a technology transfer with respect to PRMS (as defined in the Transition Services Agreement) as contemplated by Section 1.09 (Technology Transfer) of the Transition Services Agreement and Seller shall diligently implement such technology transfer. The costs incurred in connection with such technology transfer during the period prior to the Closing shall constitute Allowable Expenses (as defined in the US License Agreement) solely to the extent Closing does not occur and, otherwise, shall constitute Allowable Expenses under this Agreement as of and following Closing.

Article 7
conditions

7.1  Conditions to the Obligation of the Parties. The respective obligations of the Parties hereunder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived, to the extent legally permissible, in writing, in whole or in part, by the Parties in their sole discretion).

(a)  Government Consents. Any Consents from Governmental Entities necessary for the consummation of the transactions contemplated hereby shall have been obtained, or the waiting periods (and any extensions thereof) under any applicable Competition Laws shall have expired or been terminated.

(b)  No Order. No Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Court Order (whether temporary, preliminary or permanent) which is then in effect and has the effect of making the transactions contemplated by this Agreement illegal or otherwise enjoining or prohibiting the consummation of such transactions.

(c)  Seller Stockholder Approval. Seller’s Stockholder Approval shall have been obtained at a duly convened Stockholders Meeting.

(d)  Closing on the Equity Financing Transaction. All conditions to the closing of the Equity Financing Transaction shall have been satisfied or waived pursuant to the terms of the Equity Financing Documents and each of Seller and Purchaser shall be irrevocably bound to complete the transactions contemplated thereby, such transactions to be consummated concurrently with the Closing hereunder.

7.2  Conditions to the Obligations of Purchaser. The obligations of Purchaser hereunder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in writing, in whole or in part, by Purchaser in its sole discretion).

(a)  Representations and Warranties. (i) Each of the representations and warranties of Seller in Article 4, other than the Fundamental Representations in Article 4, shall be true and correct (without giving effect to materiality, Material Adverse Effect or any similar qualification contained therein) as of the Closing as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), unless the failure of any such representations and warranties to be true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and (ii) each of the Fundamental Representations in Article 4 shall be true and correct (without giving effect to materiality, Material Adverse Effect or any similar qualification contained therein) in all material respects as of the Closing as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b)  Covenants. The covenants and agreements contained in this Agreement to be complied with by Seller on or before the Closing shall have been complied with in all material respects.

(c)  Seller Closing Deliveries. Seller shall have delivered to Purchaser each of the items listed in Sections 3.9(a), 3.9(b), 3.9(c), 3.9(d) and 3.9(e).

(d)  No Material Adverse Effect. No event, occurrence, effect, matter, change, development or state of facts shall have occurred or exist that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse Effect.

7.3  Conditions to the Obligations of Seller. The obligations of Seller hereunder to consummate the transactions contemplated by this Agreement are subject to the fulfillment, at or before the Closing, of each of the following conditions (all or any of which may be waived in writing, in whole or in part, by Seller in its sole discretion):

(a)  Representations and Warranties. (i) Each of the representations and warranties of Purchaser in Article 5, other than the Fundamental Representations in Article 5, shall be true and correct (without giving effect to materiality or any similar qualification contained therein) as of the Closing as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date), unless the failure of any such representations and warranties to be true and correct would not reasonably be expected to, individually or in the aggregate, prevent or materially delay the ability of Purchaser and its Affiliates to consummate the Transactions; and (ii) each of the Fundamental Representations in Article 5 shall be true and correct (without giving effect to materiality, Material Adverse Effect or any similar qualification contained therein) in all material respects as of the Closing Date as if made at such time (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct in all material respects as of such earlier date).

(b)  Covenants. The covenants and agreements contained in this Agreement to be complied with by Purchaser on or before the Closing shall have been complied with in all material respects.

(c)  Purchaser Closing Deliveries. Purchaser shall have delivered to Seller each of the items listed in Sections 3.10(b), 3.10(c) and 3.10(e).

Article 8
Termination

8.1  Termination.

(a)  Notwithstanding anything to the contrary in this Agreement, this Agreement may be terminated and the transactions contemplated by this Agreement abandoned at any time prior to the Closing:

(i)  by mutual written consent of the Parties;

(ii)  by either Seller or Purchaser if the Closing does not occur on or prior to the six (6) months anniversary of the date of this Agreement (the “Termination Date”); provided, that the right to terminate this Agreement pursuant to this clause (ii) shall not be available to the Party whose breach of or failure to comply with its representations, warranties or covenants under this Agreement is the cause of, or results in, the failure of the Closing to occur on or before the Termination Date;

(iii)  by either Seller or Purchaser, if any Governmental Entity of competent jurisdiction issues an Court Order permanently restraining, enjoining, or otherwise prohibiting the consummation of the transactions contemplated by this Agreement, and such Court Order becomes final and non-appealable; provided, however, that the right to terminate this Agreement under this Section 8.1(a)(iii) shall not be available to the Party whose failure to perform its covenants or agreements contained in this Agreement has been the cause of or has resulted in the imposition of such Court Order or the failure of such Court Order to be resisted, resolved, or lifted;

(iv)  by Purchaser, if Seller breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.2 and (B) (1) if capable of being cured, has not been cured by Seller by the earlier of (I) the Termination Date and (II) the date that is thirty (30) days after Seller’s receipt of written notice from Purchaser stating Purchaser’s intention to terminate this Agreement pursuant to this Section 8.1(a)(iv) and the basis for such termination, or (2) is incapable of being cured;

(v)  by Purchaser, if at any time prior to the Stockholder Approval having been obtained, (A) the Board shall have made a Change in Recommendation or (B) Seller shall have failed to include the Board Recommendation in the Proxy Statement;

(vi)  by Purchaser or Seller, if  the Stockholder Approval shall not have been obtained at the Stockholders Meeting duly convened and held or any adjournment or postponement thereof permitted by this Agreement; or

(vii)  by Seller, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties, covenants, or agreements contained in this Agreement, which breach or failure to perform (A) would result in a failure of a condition set forth in Section 7.1 or Section 7.3 and (B) (1) if capable of being cured, has not been cured by Purchaser by the earlier of (I) the Termination Date and (II) the date that is thirty (30) days after Purchaser’s receipt of written notice from Seller stating Seller’s intention to terminate this Agreement pursuant to this Section 8.1(a)(vii) and the basis for such termination, or (2) is incapable of being cured.

8.2  Effect of Termination. In the event of termination of this Agreement as provided in Section 8.1, any obligation to complete the Closing or the other transactions contemplated by this Agreement shall terminate and this Agreement forthwith shall become void and there shall be no Liability on the part of either Party except that Section 6.2, this Section 8.2 and Article 1, Article 10 and the Existing Agreements shall survive any termination of this Agreement. Nothing herein shall relieve either Party from Liability for any willful breach of this Agreement occurring prior to such termination or for Fraud.

8.3  Fee Following Termination.

(a)  If this Agreement is terminated pursuant to Section 8.1(a)(v), Seller shall pay to Purchaser an amount equal to Four Million Seven Hundred Thousand US Dollars ($4,700,000) (the “Reimbursement Expense Amount”) within two (2) Business Days after the date of such termination.

(b)  If (i) this Agreement is terminated pursuant to Section  8.1(a)(ii) or Section  8.1(a)(iv), (ii) during the period from the date of this Agreement until the date of termination of this Agreement, a Superior Proposal shall have been publicly announced or made to the Board and not withdrawn, and (iii) within twelve (12) months after the date on which this Agreement shall have been terminated an Acquisition Proposal is consummated or a definitive agreement relating to an Acquisition Proposal is entered into by Seller or any of its subsidiaries, Seller shall pay to Purchaser the Reimbursement Expense Amount upon the earlier of the execution of such definitive agreement or upon consummation of such Acquisition Proposal.

(c)  The Reimbursement Expense Amount shall be paid by Seller in US Dollars by wire transfer of immediately available funds to such account or accounts and in accordance with such instructions as are provided by Purchaser to Seller in writing. If Seller fails to promptly make any payment required under this Section  8.3 and Purchaser commences an Action to collect such payment, Seller shall also pay Purchaser for its fees and expenses (including attorneys’ fees and expenses) incurred in connection with such Action and shall pay interest on the amount of the payment at an annual rate equal to two (2) percentage points above the U.S. prime interest rate, as reported by The Wall Street Journal (New York edition) in effect on the date the payment was payable pursuant to this Section 8.3.

(d)  The Parties hereby acknowledge and agree that in the event that the Reimbursement Expense Amount becomes payable by, and is paid by, Seller, the Reimbursement Expense Amount shall be Purchaser’s sole and exclusive remedy for damages against Seller and its former, current or future stockholders, directors, officers, Affiliates, agents or other Representatives for any loss suffered as a result of any breach of any representation, warranty, covenant or agreement set forth in this Agreement or the failure of the Transactions to be consummated; provided that, until such time as the Reimbursement Expense Amount is paid by Seller, the Reimbursement Expense Amount shall be in addition to any other remedy to which Purchaser is entitled at law or in equity and Purchaser may pursue both a grant of specific performance pursuant to Section 10.16 and the payment of the Reimbursement Expense Amount. The Parties acknowledge and agree that Seller shall not be obligated to pay the Reimbursement Expense Amount on more than one occasion.

Article 9
Indemnification and Survival

9.1  Survival.

(a)  The representations and warranties made by the Parties in this Agreement (other than the Fundamental Representations and the representations and warranties in Section 4.10) shall survive the Closing until the first anniversary of the Closing Date. The Fundamental Representations and the representations and warranties in Section 4.10 shall survive the Closing until the date that is thirty (30) days after the expiration of the applicable statute of limitations. The covenants and agreements to be performed by or on behalf of a Party prior to the Closing shall terminate as of the Closing, provided that, notwithstanding such termination, Purchaser shall be entitled to make a Claim in respect of a breach of the covenants and agreements set forth in Section 6.1 for a period of six (6) months following the Closing Date. The covenants and agreements that by their terms are to be performed by or on behalf of a Party after the Closing shall survive until the date that such covenants and agreements are fully performed.

(b)  The termination of the representations, warranties, covenants and agreements provided herein shall not affect the rights of a Party in respect of any Claim made by such Party in a writing and received by Seller (in the case of a Claim made by Purchaser) or Purchaser (in a case of a Claim made by Seller) prior to the expiration of the applicable survival period.

9.2  Indemnification.

(a)  Subject in all cases to the limits on indemnification in this Article 9, following the Closing, Seller shall indemnify, save, defend and hold harmless Purchaser, its Affiliates and each of their respective officers, directors, employees, agents and Representatives (collectively, the “Purchaser Indemnified Parties”) from and against any Damages incurred by any such Purchaser Indemnified Party that arise out of or result from (i) any breach or inaccuracy as of the date of this Agreement or as of the Closing Date (as though made on and as of the Closing Date) of any representation or warranty of Seller contained in this Agreement, (ii) any breach or failure to perform by Seller of any covenant or agreement of Seller contained in this Agreement or (iii) the Excluded Liabilities; provided that, without limiting Seller’s obligations under this Section 9.2(a), Purchaser shall take, and shall cause the other Purchaser Indemnified Parties to take, all commercially reasonable steps to mitigate any such Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

(b)  Subject in all cases to the limits on indemnification in this Article 9, following the Closing, Purchaser shall indemnify, save, defend and hold harmless Seller, its Affiliates and each of their respective officers, directors, employees, agents and Representatives (each a “Seller Indemnified Party” and, collectively together with Purchaser Indemnified Parties, “Indemnified Parties”) from and against any Damages incurred by any such Seller Indemnified Party that arise out of or result from (i) any breach or inaccuracy as of the date of this Agreement or as of the Closing Date (as though made on and as of the Closing Date) of any representation or warranty of Purchaser contained in this Agreement, (ii) any breach or failure to perform by Purchaser of any covenant or agreement of Purchaser contained in this Agreement or (iii) the Assumed Liabilities; provided that, without limiting Purchaser’s obligations under this Section 9.2(b), Seller shall take, and shall cause the other Seller Indemnified Parties to take, all commercially reasonable steps to mitigate any such Damages upon becoming aware of any event that would reasonably be expected to, or does, give rise thereto.

9.3  Limitations on Indemnification.

(a)  Notwithstanding anything to the contrary in this Agreement, Seller shall not be liable to the Purchaser Indemnified Parties in respect of claims under Section 9.1(a), until such time as the aggregate amount of all Damages claimed by the Purchaser Indemnified Parties under Section 9.1(a) exceeds an aggregate amount equal to one percent (1.0%) of the sum of the Closing Date Payment and Installment Payments (the “Basket”), in which case Seller shall indemnify the Purchaser Indemnified Parties for all such Damages which are in excess of the Basket; provided, that the foregoing limitation shall not be applicable to the Fundamental Representations in Article 4, the representations and warranties in Section 4.10 or any claim for Fraud with respect to the representations and warranties of Seller set forth in Article 4. The aggregate liability of Seller in respect of claims for indemnification pursuant to (i) Section 9.1(a) (other than with respect to Fundamental Representations in Article 4 and the representations and warranties in Section 4.10) shall not exceed an amount equal to twelve and one half percent (12.5%) of the sum of the Closing Date Payment and Installment Payments and (ii) Section 9.1(a) (solely with respect to Fundamental Representations in Article 4 and the representations and warranties in Section 4.10) shall not exceed the Purchase Price; provided, that the foregoing limitations in clauses (i) and (ii) shall not be applicable to any claim for Fraud with respect to the representations and warranties of Seller set forth in Article 4.

(b)  With respect to each indemnification obligation in this Agreement: (i) all Damages shall be net of any insurance proceeds actually received by the Indemnified Party from a Third Party insurer, net of costs reasonably incurred by the Indemnified Party in seeking such collection and net of any Taxes incurred with respect to such insurance proceeds (“Eligible Insurance Proceeds”) and (ii) all payments made by an Indemnifying Party to an Indemnified Party in respect of any claim pursuant to Section 9.2 shall be treated as adjustments to the Purchase Price for income Tax purposes (unless otherwise required by a final determination, within the meaning of section 1313 of the Code (or similar provision of state, local or non-U.S. Tax Law)).

(c)  In any case where an Indemnified Party recovers from a Third Party any Eligible Insurance Proceeds or any other amount in respect of any Damages for which an Indemnifying Party has actually paid or reimbursed such Indemnified Party pursuant to this Article 9, such Indemnified Party shall promptly pay over to the Indemnifying Party such Eligible Insurance Proceeds or the amount so recovered (after deducting therefrom the amount of expenses incurred by it in procuring such recovery), but not in excess of any amount previously paid by the Indemnifying Party to or on behalf of the Indemnified Party in respect of such claim. Each Indemnified Party shall use commercially reasonable efforts to seek, in good faith, full recovery of any Eligible Insurance Proceeds under all insurance policies covering any Damages to the same extent as it would if such Damages were not subject to indemnification hereunder.

9.4  Sole and Exclusive Remedy. Following the Closing (other than as expressly set forth in Section 10.16), recovery pursuant to Section 9.2 shall be the sole and exclusive remedy of the Indemnified Parties for any and all Damages related to this Agreement or the transactions contemplated hereby. Notwithstanding the foregoing, (a) nothing in this Section 9.4 shall be deemed to restrict any Indemnified Party from asserting any indemnification claims and receiving indemnification payments (without giving effect to any limitations set forth in this Article 9) pursuant to this Article 9, in respect of any claims for Fraud and (b) nothing in this Agreement shall be deemed to restrict any claim for Fraud.

9.5  Procedure for Claims.

(a)  If a claim for indemnification pursuant to Section 9.2 (a “Claim”) is to be made by an Indemnified Party entitled to indemnification hereunder, the Indemnified Party claiming indemnification shall give written notice to the other Party (the “Indemnifying Party”) reasonably promptly after the Indemnified Party becomes aware of any fact, condition or event that may give rise to Damages for which indemnification may be sought under Section 9.2, or receipt by the Indemnified Party of notice of a claim involving the assertion of a claim by a Third Party that may give rise to Damages for which indemnification may be sought under Section 9.2 (whether pursuant to a lawsuit, other legal action or otherwise, a “Third Party Claim”). The failure of any Indemnified Party to give timely notice hereunder shall not affect its rights to indemnification hereunder, except to the extent that the Indemnifying Party is actually prejudiced by such failure. The Indemnifying Party shall have thirty (30) days (or such lesser number of days set forth in the notice as may be required by court proceeding in the event of a litigated matter) after receipt of the notice to notify the Indemnified Party that it desires to defend the Indemnified Party against such Third Party Claim. Notwithstanding the foregoing, if such Third Party Claim (i) seeks injunctive, equitable or other relief or remedies that are not money damages against the Indemnified Party, or (ii) involves criminal allegations against the Indemnified Party, then the Indemnified Party shall have the right to control the defense, compromise or settlement of such Third Party Claim with counsel of its choice (and the costs thereof, for the avoidance of doubt, shall constitute Damages for which indemnification may be sought under Section 9.2).

(b)  If the Indemnifying Party assumes the defense, compromise or settlement of such Third Party Claim, (i) the Indemnified Party shall make available to the Indemnifying Party any documents and materials in its or its Affiliates’ possession or control that may be necessary to the defense of such Third Party Claim (provided that the Indemnified Party shall not be required to furnish any such documents or materials which would (in the reasonable judgment of such party upon advice of counsel) be reasonably likely to (A) constitute a waiver of the attorney-client or other privilege held by such party or any of its Affiliates, (B) violate any applicable Laws or (C) breach any agreement of such party or any of its Affiliates with any Third Party; provided that such Indemnified Party shall use reasonable best efforts to obtain any required consents and take such other reasonable action (such as the entry into a joint defense agreement or other arrangement to avoid loss of attorney-client privilege) to permit such disclosure) and (ii) the Indemnifying Party shall keep the Indemnified Party reasonably informed of all material developments and events relating to such Third Party Claim. The Indemnified Party, at its sole option, may participate in any defense and investigation of such Third Party Claim or settlement negotiations with respect to such Third Party Claim. The fees and disbursements of counsel retained by such Indemnified Party shall be at the expense of the Indemnified Party, provided, that if in the reasonable opinion of counsel to the Indemnified Party, there are legal defenses available to the Indemnified Party that are different from or additional to those available to the Indemnifying Party, or there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel to such Indemnified Party in each jurisdiction for which the Indemnified Party determines counsel is required (and the costs thereof, for the avoidance of doubt, shall constitute Damages for which indemnification may be sought under Section 9.2). Except with the written consent of the other Party (not to be unreasonably withheld, conditioned or delayed), neither the Indemnifying Party nor the Indemnified Party shall, in the defense of a Third Party Claim, consent to the entry of any judgment or enter into any compromise or settlement (x) which does not include as an unconditional term thereof the giving to the other Party and its Affiliates by the Third Party of a release from all liability with respect to such suit, claim, action or proceeding, (y) if such judgment, compromise or settlement involves a finding or admission of (1) any violation of Law by the other Party (or any Affiliate thereof) or (2) any liability on the part of the Indemnified Party (or any Affiliate thereof) not indemnified hereunder, or (z) which involves injunctive, equitable or other relief or remedies that are not money damages against the other Party. With respect to Claims other than Third Party Claims, after the giving of any notice of a Claim pursuant to this Section 9.5, the amount of indemnification to which an Indemnified Party shall be entitled under this Article 9 shall be determined (aa) by the written agreement between the Indemnified Party and the Indemnifying Party, (bb) in accordance with Section 10.6 or (cc) by any other means to which the Indemnified Party and the Indemnifying Party shall agree.

9.6  Right to Indemnification Not Affected by Knowledge. The representations, warranties, covenants, agreements and indemnities of the Parties contained in this Agreement, and the rights and remedies of the Purchaser Indemnified Parties and the Seller Indemnified Parties with respect thereto, will not be affected by any investigation, inquiry, or examination made by or on behalf of either Party, or the knowledge of either Party or their respective Representatives, regardless of whether such investigation, inquiry, or examination was conducted, or such knowledge was obtained (or should have been obtained), prior to, at, or after the execution of this Agreement or the consummation of the Closing and regardless of whether such knowledge was obtained from another Party, any of its Representatives, or any other Person.

9.7  Right to Offset. Purchaser shall have a right to offset any payments that it is required to make to Seller in respect of the Installment Payments, the Milestone Payments or the Net Profit amounts payable to Seller pursuant to this Agreement against any Damages in respect of which Purchaser is entitled to indemnification from Seller as finally determined by a court of competent jurisdiction or claimed in good faith (other than any amounts disputed in good faith by Seller).

Article 10
miscellaneous

10.1  Expenses. Whether or not the transactions contemplated hereby are consummated and, except as otherwise specified herein or in any Ancillary Agreement, each Party shall bear its own expenses with respect to the transactions contemplated by this Agreement.

10.2  Notices. Unless otherwise specified herein, all notices required or permitted to be given under this Agreement shall be in writing and shall be delivered personally, sent by a nationally recognized overnight courier service, or transmitted by email (receipt verified), and shall be deemed to be effective upon receipt. Any such notices shall be addressed to the receiving Party at such Party’s address or email address set forth below, or at such other address or email address as may from time to time be furnished by similar notice by Seller or Purchaser:

If to Seller:

Seres Therapeutics, Inc.
101 Cambridge Park Drive, Cambridge, MA 02140
Attention: Chief Financial Officer; Chief Legal Officer/General Counsel
Email: [***]; [***]

With a copy (which shall not constitute notice) to:

Latham & Watkins LLP
John Hancock Tower
200 Clarendon Street
Boston, MA 02116
Attention: Peter Handrinos; Scott Shean

Email:	peter.handrinos@lw.com scott.shean@lw.com

If to Purchaser:

Société des Produits Nestlé S.A.
Avenue Nestlé 55
1800 Vevey, Switzerland
Attention: Martin Hendrix and Claudio Kuoni

Email:	[***] [***]

With a copy (which shall not constitute notice) to:

Mayer Brown LLP
1221 Avenue of the Americas
New York, NY 10020
Attention: David A. Carpenter

Email:	dacarpenter@mayerbrown.com

10.3  Entire Agreement; Modification. This Agreement (including all Schedules, Exhibits and attachments hereto), the Ancillary Agreements and the other agreements, certificates and documents delivered in connection herewith or therewith or otherwise in connection with the Transactions, contain the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all previous agreements, negotiations, commitments and writings between the Parties with respect to the subject matter hereof and thereof. In the event of any inconsistency between this Agreement and any Schedules hereto or any certificate delivered in connection herewith, the terms of this Agreement shall govern. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by both Parties.

10.4  Severability. If any provision of this Agreement, including Section 6.16, or any other document delivered under this Agreement is prohibited or unenforceable in any jurisdiction, it shall be ineffective in such jurisdiction only to the extent of such prohibition or unenforceability, and such prohibition or unenforceability shall not invalidate the balance of such provision to the extent it is not prohibited or unenforceable nor the remaining provisions hereof, nor render unenforceable such provision in any other jurisdiction, unless the effect of rendering such provision ineffective would be to substantially deviate from the expectations and intent of the Parties in entering into this Agreement. In the event any provisions of this Agreement, including Section 6.16, shall be held to be invalid, illegal or unenforceable, the Parties shall use reasonable best efforts to substitute a valid, legal and enforceable provision which, insofar as practical, implements the purposes hereof.

10.5  No Waiver; Cumulative Remedies. Any term or condition of this Agreement may be waived at any time by the Party that is entitled to the benefit thereof, but no failure or delay on the part of a Party in exercising any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy preclude any other or further exercise thereof or the exercise of any other right, power or remedy hereunder. No waiver of any provision hereof shall be effective unless the same shall be in writing and signed by the Party giving such waiver. The remedies herein provided are cumulative and not exclusive of any remedies provided by applicable Law except as expressly set forth herein.

10.6  Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Agreement, or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and enforced in accordance with, the internal laws of the State of Delaware, without giving effect to any laws, rules or provisions of the State of Delaware that would cause the application of the laws rules or provisions of any jurisdiction other than the State of Delaware. Each of the Parties hereto further agrees to waive and hereby irrevocably waives, to the fullest extent permitted by Law, any objection which it may now have or hereafter have to the laying of venue of, and the defense of an inconvenient forum to the maintenance of, any such action in any such court.

10.7  Jurisdiction, Services and Venue. Each Party agrees: (a) to submit to the exclusive jurisdiction of the Court of Chancery of the State of Delaware (or, only if the Court of Chancery of the State of Delaware declines to accept or does not have jurisdiction over a particular matter, any federal or other state court sitting in New Castle County within the State of Delaware) (the “Specified Courts”) for any Actions arising out of or relating to this Agreement or any Ancillary Agreements or the Transactions; (b) to commence any Action arising out of or relating to this Agreement or any Ancillary Agreements or the Transactions only in the Specified Courts; (c) that service of any process, summons, notice, or document by U.S. registered mail to the address of such Party set forth in Section 10.2 will be effective service of process for any Action brought against such Party in any of the Specified Courts (provided that, in the case of Purchaser, service of process must be delivered to the registered agent in Delaware of Nestlé USA, Inc.); (d) to waive any objection to the laying of venue of any Action arising out of or relating to this Agreement or any Ancillary Agreements or the Transactions in the Specified Courts; and (e) to waive and not to plead or claim that any such Action brought in any of the Specified Courts has been brought in an inconvenient forum; provided, however, that such submission to the jurisdiction of the Specified Courts is solely for the purpose referred to in this Section 10.7 and shall not be deemed to be a general submission to the jurisdiction of such courts or any other courts other than for such purpose.

10.8  WAIVER OF TRIAL BY JURY. EACH PARTY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY RIGHT TO A TRIAL BY JURY IN ANY CLAIM, DEMAND, ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE ANCILLARY AGREEMENTS OR ANY OF THE TRANSACTIONS. EACH PARTY CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER, (B) SUCH PARTY UNDERSTANDS AND HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.8.

10.9  Counterparts. This Agreement and any amendment or supplement hereto may be executed in any number of counterparts, each of which shall be deemed an original, and all of which taken together shall constitute one and the same instrument. This Agreement shall become binding when any number of counterparts, individually or taken together, shall bear the signatures of both Parties. This Agreement may be executed and delivered by facsimile or any other electronic means, including “.pdf” or “.tiff” files, and any facsimile or electronic signature shall constitute an original for all purposes.

10.10  Assignments. Neither Party shall be permitted to assign this Agreement or any of its rights or obligations under this Agreement, directly or by operation of law or otherwise, without Seller’s (in the case of Purchaser) or Purchaser’s (in the case of Seller) express, prior written consent, except that (a) each Party may assign this Agreement or any of its rights and obligations hereunder, in whole or in part, to one or more Affiliates without the other Party’s consent; provided that no such assignment shall relieve such Party of any of its obligations under this Agreement, such assignment shall only be valid for so long as such entity remains an Affiliate and any new or increased obligations for withholding or deduction under Section 3.14 or Transfer Taxes under Section 6.11(a) arising as a result of such assignment shall be borne by the assigning Party or its Affiliate (including any gross-up necessary to put the other Party in the same position it would have been in had no such assignment been made), and (b) Purchaser may assign this Agreement or any of its rights and obligations hereunder, in whole or in part, to any Person to whom it sells substantially all of the Acquired Assets provided that such Person shall be responsible for any new or increased obligations for withholding or deduction under Section 3.14 or Transfer Taxes under Section 6.11(a) arising as a result of such assignment (including any gross-up necessary to put Seller in the same position it would have been in had no such assignment been made). Any such purported assignment or sublicense in violation of this Agreement shall be null and void ab initio.

10.11  Prevailing Party Attorneys’ Fees. In the event of any Action between the Parties or their Affiliates arising as a result of a breach of this Agreement or the failure to perform hereunder, or the breach or inaccuracy of any representation or warranty contained in this Agreement, the prevailing Party in such Action shall be entitled to collect the costs and expenses of bringing or defending such Action, including reasonable attorneys’ fees, court costs and other out-of-pocket fees and expenses reasonably incurred by the prevailing Party, from the non-prevailing Party.

10.12  Reservation of Rights; No Implied Licenses. All rights in or to Intellectual Property not expressly assigned, licensed, covenanted or otherwise conveyed to Purchaser or one of its Affiliates under this Agreement or any Ancillary Agreement are reserved by Seller and its Affiliates. Nothing contained in this Agreement shall be construed as conferring any rights, by implication, estoppel or otherwise, under any Intellectual Property, other than the rights expressly granted under this Agreement or any Ancillary Agreement.

10.13  No Third Party Beneficiaries. Except as otherwise expressly provided in Sections 9.2(a) or 9.2(b), this Agreement is for the sole benefit of the Parties and their permitted assigns and nothing herein, express or implied, shall give or be construed to give to any Person, other than the Parties and such permitted assigns, any legal or equitable rights hereunder.

10.14  No Partnership. The Parties intend that nothing in this Agreement shall be construed to create a partnership or deemed partnership, joint venture or other business entity for any Tax purposes.

10.15  Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the execution of this Agreement, each of the Parties, at its own expense, shall execute and deliver such instruments of transfer, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its obligations under this Agreement.

10.16  Specific Performance. The Parties agree that irreparable damage, for which monetary damages (even if available) would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that each Party shall be entitled to, in addition to any other remedy to which such Party is entitled in Law or in equity, an injunction or injunctions against the other Party to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement (without posting of bond or other security).

10.17  Conflicts; Privilege. Recognizing that Latham & Watkins LLP has acted as legal counsel to Seller and its Affiliates, and that Latham & Watkins LLP intends to act as legal counsel to Seller and its Affiliates after the Closing, Purchaser hereby waives, on its own behalf and agrees to cause its Affiliates to waive, any conflicts that may arise in connection with Latham & Watkins LLP representing Seller and its Affiliates prior to the Closing or after the Closing as such representation may relate to Seller and its Affiliates or the transactions contemplated hereby. In addition, all communications involving attorney-client confidences between Seller and its Affiliates prior to the Closing, on the one hand, and Latham & Watkins LLP, on the other hand, in the course of the negotiation, documentation and consummation of the transactions contemplated hereby shall be deemed to be attorney-client confidences that belong solely to Seller and its Affiliates. Accordingly, Purchaser and its Affiliates shall not control the privilege with respect to any such communications or their access to the files of Latham & Watkins LLP relating to such engagement from and after the Closing.

[Remainder of page intentionally blank.]

IN WITNESS WHEREOF, this Agreement has been executed and delivered by the authorized officers of Seller and Purchaser as of the date first above written.

SERES THERAPEUTICS, INC.

By:	/s/ Eric Shaff
Name:	Eric Shaff
Title:	President and Chief Executive Officer

 [Seller Signature Page to Asset Purchase Agreement]

SOCIÉTÉ DES PRODUITS NESTLÉ S.A.

By:	/s/ Claudio Kuoni

Name:	Claudio Kuoni

Title:	Vice-President

[Seller Signature Page to Asset Purchase Agreement]